46


05008597

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Erste Bank

*CURRENT ADDRESS



**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5066 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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OICF/BY: dew

DAT : 6/7/05

2004 Annual Report

82-5066

ARLS
12-31-04

Erste Bank 2004

The Leading Financial Services Provider in Central Europe

Integration: Group synergy projects launched

Earnings strength: Net profit up 54.1%

Savings banks: More branches transferred to local savings banks; Stake in Sparkasse Bregenz divested

Merger: Erste Bank Hungary is that country's second-largest retail bank

Central Europe: Erste Bank becomes sole owner of Slovenská sporitel'ňa

Share price: Powerful gain far surpasses European banking index

Soaring value: Market capitalisation jumps more than 60% to EUR 9.5 billion

Outlook: Earnings forecast for 2006

ERSTE BANK

Key figures for Erste Bank share

	2004 in EUR	2003 in EUR	2002 in EUR	2001 in EUR
Share price[1]				
High	39.80	24.55	21.46	15.50
Low	24.78	14.61	13.25	11.75
Closing price	39.30	24.49	16.04	14.93
Share ratios[1]				
Earnings per share	2.28	1.49	1.18	1.12
Cash-Earnings per share[2]	2.28	1.83	1.45	1.31
Price/Earnings ratio	17.24	16.49	13.56	13.36
Dividend per share	0.50[3]	0.38	0.31	0.31
Payout ratio (in %)	22.2%	25.4%	29.1%	27.7 %
Dividend yield (in %)	1.3%	1.5%	1.9%	2.1 %
Book value per share	13.98	11.64	10.37	9.45
Operating result per share	6.19	5.71	4.81	3.53
Price/Book value ratio	2.8	2.1	1.5	1.6
Total Shareholder Return (TSR)				
TSR (in %)	61.74%	54.22%	9.35%	26.50 %
Average TSR (in %)	21.34%	15.57%	9.13%	9.10 %
Number of shares				
Number of shares outstanding[4]	241,442,892	239,775,232	239,300,456	201,451,820
Average number of shares outstanding[5]	238,576,585	237,845,836	215,769,476	199,863,776
Market capitalisation (in EUR billion)	9.49	5.87	3.84	3.01
Trading volume (in EUR billion)[6]	6.88	2.02	2.85	1.33

1 Values adjusted for 4:1 stock split of 8 July 2004
2 Adjusted for straight-line goodwill amortisation
3 *Proposal to Annual General Meeting*
4 Erste Bank shares held by savings banks that are members of the Haftungsverbund Agreement were not deducted from shares outstanding.
5 Including those shares representing minority interests
6 Source: Vienna Stock Exchange, based on single counting

Ratings

FITCH	
Long-term	A
Short-term	F1
Individual	B/C
Moody's Investors Service	
Long-term	A1
Short-term	P-1
Bank Financial Strength Rating	B-
Standard & Poor's	
Short-term	A-2

Performance of Erste Bank share


45
40
35
30
25
20
15
10
5
EUR
DEC 97 >
> MAR 05

Key figures (IFRS)

	2004 in EUR million	2003 in EUR million	2002[2] in EUR million	2001[1] in EUR million
Balance sheet				
Total assets	139,682	128,575	121,222	86,033
Loans and advances to credit institutions	15,513	13,140	15,492	18,913
Loans and advances to customers	72,722	67,766	64,435	39,210
Risk provisions for loans and advances	(2,749)	(2,772)	(2,983)	(1,875)
Trading assets, investments available for sale, financial investments	42,636	39,093	32,795	21,093
Sundry assets	11,560	11,348	11,483	8,692
Total liabilities and shareholders' equity	139,682	128,575	121,222	86,033
Amounts owed to credit institutions	28,551	25,704	26,425	28,642
Amounts owed to customers	68,213	64,839	61,308	37,175
Debts evidenced by certificates, including subordinated capital	22,935	20,482	17,577	12,707
Other liabilities, provisions	13,507	11,880	10,708	4,346
Minority interests	3,129	2,879	2,723	1,259
Shareholders' equity	3,347	2,791	2,481	1,904
Changes in total qualifying capital				
Risk-weighted assets pursuant to Sec. 22 Banking Act	65,384	62,188	60,257	37,803
Qualifying consolidated capital pursuant to Sec. 23 & 24 Banking Act	7,286	7,009	6,983	4,308
of which core capital (Tier 1)	4,377	3,912	3,800	2,337
Solvency ratio pursuant to Sec. 22 Banking Act (in %)	10.7%	10.7%	11.0%	10.7%
of which core capital ratio (in %)	6.7%	6.3%	6.3%	6.2%
Income statement				
Net interest income	2,695.5	2,586.8	2,463.0	1,438.9
Risk provisions for loans and advances	(406.2)	(406.4)	(406.4)	(203.6)
Net comission income	1,141.1	996.6	944.3	574.6
Net trading result	216.5	214.6	167.4	152.6
General administrative expenses	(2,592.9)	(2,460.8)	(2,432.0)	(1,454.3)
Operating result	1,495.0	1,370.1	1,151.2	711.7
Pre-tax profit	1,061.1	761.6	664.6	405.7
Net profit after minority interests	544.5	353.3	255.2	223.3
Profitability				
Interest margin in % of average interest bearing assets	2.21%	2.30%	2.30%	2.05%
Net profit after minority interests in % of average total assets	0.40%	0.28%	0.22%	0.28%
Net profit after minority interests in % of risk-weighted assets (RWA)	0.84%	0.57%	0.42%	0.59%
Cost-income ratio (in %)	63.4%	64.2%	67.9%	67.1%
Return on equity (ROE) (in %)	18.0%	13.7%	12.7%	12.4%
Cash-Return on equity (ROE) (in %)[3]	18.0%	16.6%	15.3%	14.5%
Earnings per share (in EUR)[4]	2.28	1.49	1.18	1.12
Cash-Earnings per share (in EUR)[3, 4]	2.28	1.83	1.45	1.31
Additional information				
Number of employees	35,862	37,830	36,923	28,222
Austria	14,629	14,974	15,654	7,425
International	21,233	22,856	21,269	20,797
thereof Česká spořitelna-Group	11,639	12,420	12,994	13,341
thereof Slovenská sporitel'ňa-Group	5,083	5,283	5,248	5,856
thereof other subsidiaries in Central Europe	3,876	4,608[5]	3,027	1,600
Number of branches				
Austria	1,022	1,052	1,068	315
Czech Republic	647	667	673	684
Slovak Republic	333	339	353	441
Hungary	142	194[6]	79	66
Croatia	120	118	112	34

1 Including Česká spořitelna, a.s. and Slovenská sporitel'ňa, a.s.; the balance sheet data and qualifying capital include Tiroler Sparkasse Bank AG
2 First-time consolidation of the members of the Haftungsverbund agreement and Riječka banka d.d.; the income statement additionally includes Tiroler Sparkasse Bank AG
3 Adjusted for straight-line goodwill amortisation
4 Adjusted for 4:1 stock split of 8 July 2004
5 Including 1,804 employees of Postabank
6 Including 112 branches of Postabank

OPEN FLAP FOR KEY FIGURES >



Contents

With a gain of more than 60 per cent, the Erste Bank share surpassed its excellent prior-year performance and outclassed most shares in the European banking sector. The continued strong advance in Erste Bank's share price was made possible above all by the very good business results, which reflected the lasting rewards of Erste Bank's excellent positioning in the growth markets of Central Europe.

Performance of equity indices

STOCK MARKETS DRIVEN BY OIL PRICES AND EURO

Last year international stock markets failed to repeat the double-digit gains achieved in 2003. A sideways movement in the first half of the year was followed by significant price losses in the third quarter, both in Europe and the USA. However, the resulting negative performance of US stock markets was more than made up for by the rally in the final quarter, which lifted some indices to new highs for the year. In the USA the two major indices reached their highest levels in three and a half years, with the Dow Jones Industrial Average rising by 3.1 per cent and the S&P 500 Index gaining 9.0 per cent in 2004. The FTSE Eurotop 300 Index was up 8.8 per cent at the end of the year. Events in world stock markets were shaped primarily by two forces: the trend in the price of oil, which marked its greatest rise in the third quarter to a record USD 55 per barrel, and the strong euro, which in the last week of trading reached USD 1.3646, the highest value since its introduction in financial markets five years earlier. This environment raised questions, in particular, as to the possible effects on corporate earnings and ultimately on the world economic trend, as well as the interest rate policy of the US central bank, the Federal Reserve. Based on its steadily confident economic outlook, the Fed followed its interest rate increase in June – the first in four years – with a total of four more rate hikes. The overnight rate, which is regarded as the benchmark interest rate, was thus raised in four instalments of 25 basis points each to a year-end level of 2.25 per cent. While this environment weighed on stock market performance in the first three quarters, the markets improved towards the end of the year, thanks mainly to the retreating oil prices and positive economic and corporate news. A further increase in the oil price, two more rate hikes in the USA of 25 basis points each, and the Federal Reserve signalling concern about increased inflation adversely affected the performance of American stock exchanges towards the end of the first quarter of 2005. During the same period the FTSE Eurotop 300 Index rose by 4.2 per cent.

BANKING SECTOR FOLLOWS INTERNATIONAL LEAD

The DJ Euro Stoxx Bank Index, after an excellent performance of 31.0 per cent in 2003, rose much less vigorously in 2004. The European banking index took its cues from international stock markets. The positive effect of good results from European banks, which were largely in line with expectations, was offset by short-term strain associated with US interest rate policy. While the DJ Euro Stoxx Bank Index ended the first three quarters almost unchanged, it was able to close the year at 288.29 points, up 10.9 per cent, boosted by renewed takeover speculation in the European banking sector and the mild rally in international stock markets. The positive trend continued with a plus of 4.2 per cent during the first three months of 2005.

ATX SETS NEW ALL-TIME HIGH AT THE BEGINNING OF 2005

With a rise in 2004 of 57.4 per cent to 2,431.38 the Austrian Traded Index (ATX) not only set a new all-time high, but was also the stock index with the largest percentage gain after an increase of 34.4 per cent in 2003, when the ATX had also been among the best international equity indices. The outperformance of the Vienna stock exchange was fuelled chiefly by the European Union's enlargement on 1 May 2004 and the resulting expectation of benefits from Austria's economic ties with the new EU coun-

Performance of the Erste Bank share, DJ Euro Stoxx Bank Index and ATX since the beginning of 2004 (indexed)



180
170
160
150
140
130
120
110
100
90
80
70
%
JAN 04
FEB 04
MAR 04
APR 04
MAY 04
JUN 04
JUL 04
AUG 04
SEP 04
OCT 04
NOV 04
DEC 04
JAN 05
FEB 05
MAR 05
ERSTE BANK
ATX
DJ EURO STOXX BANK INDEX

tries. Additional impetus came from strong growth in corporate earnings and from domestic demand for equities generated by retirement savings plans. Positive performance of the ATX continued with an all-time high of 2,781.55 points on 7 March 2005. With an 8.3 per cent increase from the beginning of the year until the end of March 2005 the ATX has again outperformed all important international stock indices.

Performance of the Erste Bank share

SHARE PRICE REGISTERS ANOTHER RECORD GAIN IN 2004, ALL-TIME HIGH IN 2005

Last year the Erste Bank share improved even on its outstanding performance of 2003 by achieving a new record gain and establishing a new all-time high. Key drivers of this outstanding performance were the Bank's continued business success - with excellent financial results and a strengthening of Erste Bank's position in the Central European growth markets - and positive analyst comments on the Erste Bank share. Both the four-for-one split on 8 July and the earnings forecasts for 2006 announced at Erste Bank's Capital Markets Day in September were well received by analysts and investors. Trading at EUR 39.30 at the year-end, the Erste Bank share overcame the subdued stock market environment of 2004 to chart a gain of 60.5 per cent. The share reached the highest closing price in 2004 on 1 December, at EUR 39.80. With its superb performance, Erste Bank's share outperformed the Austrian Traded Index (ATX), which rose by 57.4 per cent over the same period. Even more striking was Erste Bank's performance compared to the 10.9 per cent advance in the DJ Euro Stoxx Bank Index. Dynamic development of the Erste Bank share continued over the first months of 2005 and reached the highest closing price in history on 7 March 2005, at EUR 44.30. At the end of the first quarter of 2005 the price of the Erste Bank share traded at EUR 40.35.

Trading volume and market capitalisation

MARKET CAPITALISATION SURPASSES EUR 10 BILLION MARK

On average in 2004, approximately 338,000 Erste Bank shares were traded per day on the Vienna stock exchange. The share's turnover on the Prague exchange, where Erste Bank has been listed since October 2002, reached about 122,000 shares per day. The share price gains increased the market capitalisation of Erste Bank to EUR 9.49 billion as of 31 December 2004, a rise of more than 60 per cent on the prior-year value of EUR 5.87 billion. The all-time high of the Erste Bank share reached in March 2005 further increased market capitalisation to a record high of EUR 10.7 billion.

Proposed distribution of profit

A dividend payment of EUR 0.50 per share will be recommended to the Annual General Meeting on 11 May 2005. This represents an increase of 33.3 per cent on the previous year and represents a payout ratio of 22.2 per cent. The higher dividend reflects Erste Bank's growth in net profit for the year whilst ensuring appropriate levels of regulatory capital through retained earnings.

Share performance at a glance[1]

	Since IPO Dec. 1997[2]	Since SPO Sep. 2000[3]	Since SPO July 2002[3]	2004
Erste Bank share	254.6%	234.5%	125.5%	60.5%
ATX	86.3%	108.1%	99.3%	57.4%
DJ Euro Stoxx Bank Index	-[4]	(18.0%)	14.7%	10.9%

1 Based on closing prices year-end 2004
2 Initial Public Offering
3 Secondary Public Offering
4 Comparison since IPO would not be meaningful as Erste Bank has been included in this index only since 16 January 1998

The Erste Bank share is represented in the following indices:

- ATX - Austrian Traded Index
- ATX Prime
- PX 50
- PX-D
- DJ Euro Stoxx Bank Index
- MSCI Standard Index Austria
- MSCI All World
- FTSE Eurofirst 300 Index
- FTSE All World

Key figures for the Erste Bank share in 2004

in EUR	2004
Earnings per share	2.28
Price-earnings ratio	17.24
Dividend per share	0.50 [1]
Payout ratio (in %)	22.2%
Dividend yield (in %)	1.3%
Book value per share	13.98
Operating profit per share	6.19
Total shareholder return (in %)	61.74%
Average total shareholder return (in %)	21.34%
Number of shares outstanding	241,442,892 [2]
Average number of shares outstanding	238,576,585
Market capitalisation (in EUR billion)	9.49
Trading volume (in EUR billion)	6.88 [3]

1 Recommendation to Annual General Meeting
2 Including Erste Bank shares held by savings banks
3 Source: Vienna Stock Exchange, single counting

Ownership structure


61,5% Free float
45,6% of which institutional investors
7,0% of which retail investors
7,0% of which Austrian savings banks
1,9% of which employees
32,5% DIE ERSTE Privatstiftung
6,0% Austria Verein

Research reports covering the Erste Bank share*

- > Bank Austria Creditanstalt
- > Citigroup
- > Commerzbank
- > CSFB
- > Deutsche Bank
- > Dresdner Kleinwort Wasserstein
- > Fox-Pitt, Kelton
- > HSBC
- > ING
- > JP Morgan
- > Keefe, Bruyette & Woods
- > Komercni Banca
- > Lehman Brothers
- > Merrill Lynch
- > Morgan Stanley
- > Patria
- > Raiffeisen Centrobank
- > Sal. Oppenheim
- > Société Générale
- > UBM UniCredit Banca Mobiliare
- > UBS
- > WestLB

* This list comprises all institutions known to Erste Bank at the present time that publish research reports on the Erste Bank share.

Financial calendar

06 May 2005	Release of results for the first quarter of 2005
11 May 2005	Annual General Meeting
17 May 2005	Ex-dividend date
19 May 2005	Dividend payment date
10 August 2005*	Release of results for the first half of 2005
08 November 2005*	Release of results for the third quarter of 2005

* Preliminary date

Erste Bank Investor Relations

Erste Bank, Milchgasse 1, A-1010 Vienna/Austria
PHONE: from within Austria 05 0100-17693
international +43 5 0100-17693
E-MAIL: investor.relations@erstebank.at
FAX: from within Austria 05 0100 9-13112
international +43 5 0100 9-13112
INTERNET: www.erstebank.com/ir

Gabriele Semmelrock-Werzer
PHONE: from within Austria 05 0100-11286
international +43 5 0100-11286
E-MAIL: gabriele.werzer@erstebank.at

Monika Peraus
PHONE: from within Austria 05 0100-11282
international +43 5 0100-11282
E-MAIL: monika.peraus@erstebank.at

Ticker symbols

Reuters	ERST.VI
Bloomberg	EBS AV
Datastream	O:ERS
ISIN	AT0000652011
ADR Cusip-Code	296 036 304

Corporate Governance

In the interest of accountable business management, Erste Bank is committed to putting the Austrian Code of Corporate Governance into practice. To ensure the greatest possible transparency for all stakeholder groups, Erste Bank adheres to all statutory rules of this Code and to nearly all of its recommendations. Good corporate governance is regarded as a key element of Erste Bank's corporate culture.

The Austrian Code of Corporate Governance

_____ In October 2002 the Austrian Working Group for Corporate Governance presented the Austrian Code of Corporate Governance. The Code constitutes a voluntary, self-regulatory initiative and goes beyond a corporation's statutory responsibilities. The Code seeks to promote accountable corporate management and supervision to create value in a sustainable way, and to balance and define the rights and responsibilities of every stakeholder - management, supervisory board, employees, shareholders, and the general public - and the relationships between these groups. The Code is designed to ensure a high degree of transparency for all stakeholders. The complete wording of the Code is available at www.corporate-governance.at.

Erste Bank is committed to good corporate governance

_____ Erste Bank complies with all statutory rules of the Austrian Code of Corporate Governance and almost all of the Code's recommendations. Detailed explanations of the compliance with specific provisions of the Code are provided on the website of Erste Bank at www.erstebank.com/ir.

_____ At the public offerings in 1997 and 2000, Erste Bank's employees had the opportunity to acquire shares in Erste Bank on preferential terms and thus benefit from the Group's upside potential in the stock market. In 2002, in addition to a management share option plan, a new employee share ownership programme (ESOP) under the name "Creating Value" was launched for all Group staff. The strong demand from staff has reinforced management's intention to continue the ESOP, with the medium-term goal of raising employees' ownership in Erste Bank from the current level of slightly less than 2 per cent to approximately 5 per cent. The inclusion of employees forms an important part of Erste Bank's corporate culture. This is manifested in large-scale staff surveys whose results are analysed by external consultants and taken into account by management during decision-making process. The latest such poll was conducted in the first half of 2003. Similar surveys are carried out at subsidiaries in Central Europe.

_____ The high esteem in which Erste Bank holds its employees is expressed in the Staff Charter signed at the beginning of 2004. The Staff Charter documents the employee-friendly value system as well as the aims of management and staff. In addition, in order to keep pace with the changing market environment, the Charter aims to create a focus on joint productivity at Erste Bank.

_____ Safeguarding the rights of all shareholders is the cardinal rule of corporate management. Erste Bank thus created a clear capital structure consisting only of ordinary shares. The management embraces a retail strategy not only in the banking business, but also by encouraging retail investors to become shareholders. With this in mind, Erste Bank shares were made more accessible and marketable last year through a four-for-one stock split.

_____ Shareholders' desire to speak directly with top management is accommodated by internet chats that have been held regularly since 2000. These events allow investors to find out first-hand about current developments at Erste Bank. The rights and responsibilities of employees and appropriate conduct towards customers (Code of Conduct) are specified in a detailed and comprehensive set of instructions. The current version of these standards, which are binding for all employees, is posted on Erste Bank's intranet.

Management Report and Financial Review of the Erste Bank Group for 2004

—— The consolidated financial statements of Erste Bank are prepared in accordance with **International Financial Reporting Standards (IFRS)**, formerly known as International Accounting Standards (IAS).

Consolidated results in brief

—— When reviewing the **rates of change** presented here, it should be taken into account that Postabank, acquired in December 2003, was first included in the consolidated income statement in 2004 (it was already included in the consolidated balance sheet at 31 December 2003).

—— In the course of the further implementation of the savings banks strategy, as in the previous years, in 2004 ownership of a number of Erste Bank branches was transferred to local savings banks in the Austrian regions. The **branches transferred** in the year under review were those in Korneuburg, Krems, Kufstein, and Kitzbühel.

—— The effects of the transfers on total assets and on the income statement were negligible.

—— In all cases the branches were sold for cash rather than for equity.

Operating income and general adminstrative expenses (in EUR million)


1,474.8
1,001.0
2,166.1
(+46.9%)
1,454.3
(+45.3%)
3,583.1
(+65.4%)
2,432.0
(+67.2%)
3,830.9
(+6.9%)
2,460.8
(+1.2%)
4,087.9
(+6.7%)
2,592.9
(+5.4%)
2000
2001
2002
2003
2004
Operating income
General administrative expenses

Operating result and net profit after minority interests (in EUR million)


473.8
191.8
711.8
(+50.2%)
223.3
(+16.4%)
1,151.2
(+61.7%)
255.2
(+14.3%)
1,370.1
(+19.0%)
353.3
(+38.4%)
1,495.0
(+9.1%)
544.5
(+54.1%)
2000
2001
2002
2003
2004
Operating result
Net profit after minority interests

—— Erste Bank kept up its impressive earnings trend in 2004. **Net profit after taxes and minority interests** rose by 54.1 per cent to EUR 544.5 million and the **return on equity** in 2004 reached about 18 per cent (compared to 13.7 per cent one year earlier).

—— **Operating income** increased by 6.7 per cent to EUR 4,087.9 million (with particularly notable growth of 14.5 per cent in net commission income to EUR 1,141.2 million) while **general administrative expenses** rose only 5.4 per cent to EUR 2,592.9 million. **Operating result** (operating income less general administrative expenses) thus improved by 9.1 per cent to EUR 1,495.0 million. The **cost-income ratio (general administrative expenses as a percentage of operating income)** improved in 2004 to 63.4 per cent (previous year: 64.2 per cent). **Risk provisions for loans and advances** were steady at the level of the previous year.

—— A strong improvement from EUR -202.1 million to EUR -27.7 million was seen in **other operating result**. This was attributable primarily to the absence of straight-line goodwill amortisation (thanks to the first-time application of IFRS 3) and to higher revaluation gains on securities.

Earnings developments

Operating income

As mentioned above, **operating income** (consisting of net interest income, net commission income, net trading result, and income from insurance business) grew by 6.7 per cent to EUR 4,087.9 million. Excluding the effect from the first-time consolidation of Postabank, the increase was 3.1 per cent. Above-average growth was recorded in net commission income.

Operating income by source (in EUR million)



127.4
423.4
924.0
152.6
574.6
1,438.9
8.4
167.4
944.3
2,463.0
32.9
214.6
996.6
2,586.8
34.8
216.5
1,141.1
2,695.5
2000
2001
2002
2003
2004
Net interest income
Net commission income
Net trading result
Income from insurance business

Trend in operating income (in EUR million)



1,474.8
8.6%
28.7%
62.7%
2,166.1
(+46.9%)
7.0%
26.6%
66.4%
3,583.1
(+65.4%)
0.2%
4.7%
26.4%
68.7%
3,830.9
(+6.9%)
0.9%
5.6%
26.0%
67.5%
4,087.9
(+6.7%)
0.9%
5.3%
27.9%
65.9%
2000
2001
2002
2003
2004
Net interest income
Net commission income
Net trading result
Income from insurance business

Net interest income

Despite unfavourable market conditions, **net interest income** (net interest in the narrow sense, interest-like income and expenses, and income from strategic equity holdings including associates and subsidiaries) rose by 4.2 per cent to EUR 2,695.5 million.

The net interest margin, which is net interest income as a proportion of average interest-bearing assets (calculated as being total assets less cash reserve, trading assets, tangible assets, intangible fixed assets, and other assets) decreased from the previous year's 2.30 per cent to 2.21 per cent.

In Austria, the continuing margin pressure caused the net interest margin to ease from 1.9 per cent one year earlier to about 1.8 per cent. By contrast, the interest margins at the subsidiaries in Central Europe remained substantially higher, at approximately 3.5 to 4.5 per cent. In Central Europe an exceptional factor in 2004 that affected the year-on-year comparison was the non-recurring income of about EUR 36 million at Slovenská sporitel'ňa in 2003 as a result of the at-equity valuation of the Slovak building society. Excluding this one-off effect, the Central European subsidiaries maintained their combined interest margin at the previous year's level.

Net commission income

A highly positive trend was seen in **net commission income**, which increased by 14.5 per cent from EUR 996.6 million to EUR 1,141.1 million.

Above-average growth rates were recorded both in Central Europe and in Austria, especially in the securities business, payments, and leasing services. A decline occurred in fees and commissions from foreign exchange transactions.

Net commission income by component (in EUR million)



423.4
5%
24%
13%
16%
42%
574.6
(+35.7%)
4%
30%
20%
19%
27%
944.3
(+64.3%)
5%
36%
16%
18%
25%
996.6
(+5.5%)
6%
39%
16%
14%
25%
1,141.1
(+14.5%)
5%
39%
16%
13%
27%
2000
2001
2002
2003
2004
Securities transactions
Building society and other business
Lending business
Payments
Insurance business

Net trading result

The **net trading result**, at EUR 216.5 million, remained above the previous year's very good figure of EUR 214.6 million. Key contributors aside from Erste Bank Austria were Erste Bank Hungary and **Slovenská sporitel'ňa**.

Income from insurance business

Income from insurance business grew handsomely in 2004. The 2004 result improved by 5.7 per cent on the already very strong 2003 income, bringing the new figure to EUR 34.8 million. Both the Austrian market leader in life insurance - s Versicherung - and the local companies in the Czech and Slovak Republics performed very well. The profit realised in the first quarter of 2004 from the sale of the property insurance operation in the Czech Republic (approximately EUR 88 million before tax and minority interests) is not included in income from insurance business, but is reported in other operating result.

The chart below shows the trend in **net interest margin** (net interest income as a percentage of average interest-bearing assets) and **operating margin** (operating income as a percentage of average total assets):

Interest margin and operating margin



3.50
3.00
2.50
2.00
1.50
1.00
0.50
0
%
2.39%
1.68%
2.68%
2.05%
3.16%
2.30%
3.02%
2.30%
2.98%
2.21%
2000
2001
2002
2003
2004
Operating margin
Interest margin

General administrative expenses

General administrative expenses (personnel expenses, other administrative expenses and depreciation and amortisation of fixed assets) increased by 5.4 per cent in the year under review from EUR 2,460.8 million to EUR 2,592.9 million. Excluding the effect of the first-time consolidation of Postabank, the increase was 2.0 per cent.

General administrative expenses by source (in EUR million)



1,001.0
115.6
323.6
561.8
1,454.3
187.1
510.2
757.0
2,432.0
296.2
762.6
1,373.2
2,460.8
346.6
691.9
1,422.3
2,592.9
340.3
772.2
1,480.4
2000
2001
2002
2003
2004
Personnel expenses
Other administrative expenses
Depreciation and amortisation of fixed assets

General administrative expenses by component (in EUR million)



1,001.0
12%
32%
56%
1,454.3
(+45.3%)
13%
35%
52%
2,432.0
(+67.2%)
12%
32%
56%
2,460.8
(+1.2%)
14%
28%
58%
2,592.9
(+5.4%)
13%
30%
57%
2000
2001
2002
2003
2004
Personnel expenses
Other administrative expenses
Depreciation and amortisation of fixed assets

Personnel expenses rose by 4.1 per cent to EUR 1,480.4 million. While there were increases especially due to higher collective-bargaining pay agreements and performance-based salary expenses, savings resulted from the significant decline in the headcount.

_____ **Number of employees** (at year end, in full-time equivalents):

Number of employees

	at 31 Dec. 2004	at 31 Dec. 2003
Austria	14,629	14,974
of which cross-guarantee savings banks	6,789	6,931
International	21,233	22,856
of which Česká spořitelna Group	11,639	12,420
of which Slovenská sporiteľňa Group	5,083	5,283
of which other subsidiaries in CE	3,876	4,608*
Total	**35,862**	**37,830**

* On account of changed calculation methods the number of total staff of Erste Bank Hungary and Postabank changed as of 31 December 2003.

_____ As of the end of 2004, a further 66 employees (previous year: 72) worked in consolidated non-bank subsidiaries of the Group, particularly in the hotel and leisure industry.

_____ **Other administrative expenses** rose by 11.6 per cent to EUR 772.2 million. In addition to the inclusion of Postabank, this is particularly due to the increase in value-added taxes in some Central European countries, the expansion of Group functions, and higher consulting costs.

_____ **Depreciation and amortisation of fixed assets** was reduced by 1.8 per cent to EUR 340.3 million, thanks above all to restricted IT investment.

_____ **Operating result** – representing operating income less general administrative expenses – climbed 9.1 per cent in 2004 to EUR 1,495.0 million (or 5.1 per cent excluding the first-time consolidation of Postabank).

Risk provisions for loans and advances

_____ **Risk provisions for loans and advances** represent the balance of allocations to and releases of risk provisions for loans and advances, including charge-offs of loans and advances and amounts recovered on charged-off loans and advances. Not included in this item is suspended interest income, which is instead reflected in net interest income. The additions to and releases of risk provisions that are not assigned to the lending business are reported in other operating result.

_____ As expected, the requirement in 2004 for risk provisions for loans and advances, at EUR 406.2 million, remained at the same level as in the year before.

_____ Detailed information on risk management and the risk situation is provided in the Notes to the consolidated financial statements.

Other operating result

_____ **Other operating result** comprises price gains from securities not held for trading, valuation gains and income from the disposal of equity interests, income from disposal of financial assets, risk provisions not related to lending, expenses for deposit insurance at the Central European subsidiaries, and other expenses and income.

_____ The negative balance improved strongly from EUR -202.1 million in 2003 to EUR -27.7 million last year. The most important reasons were the non-recurrence of straight-line amortisation of goodwill due to the first-time application of IFRS 3 in conjunction with IAS 36 and 38 (an expense item that had amounted to EUR 81.2 million in 2003) and a significantly higher net gain from the valuation of securities not held for trading.

_____ This item reflected several factors in 2004 that more or less compensated each other and which thus had no material effect on earnings:

> In the first quarter of 2004 the sale of the property insurance business in the Czech Republic generated a profit of about EUR 88 million (before taxes and minority interests) and at the end of 2004 the valuation of the stake in Investkredit AG ahead of its imminent sale produced a gain of approximately EUR 67 million. These two revenue items were offset by an impairment loss of about EUR 80 million on goodwill from acquired savings banks and by one-time expenses for provisions for unused software, litigation risk and valuation measures in connection with real estate and moveable asset projects.

> In the Czech Republic, a legal change in 2004 led to significantly higher contributions to local deposit insurance, which are also recognised in this item.

> A detailed breakdown of this item is provided in the Notes.

_____ The resulting **pre-tax profit** was EUR 1,061.1 million, up 39.3 per cent on one year earlier.

Tax situation

_____ For tax purposes, Erste Bank forms a single entity with some of its largest domestic subsidiaries (notably Bausparkasse der österreichischen Sparkassen, Immorent, ERSTE-SPARINVEST KAG and Salzburger Sparkasse Bank).

_____ For 2004 this profit pool incurred no current expense for Austrian corporation tax, thanks to deferred tax losses and a high proportion of tax-exempt earnings. The amounts reported under taxes on income therefore constitute primarily foreign income-based taxes, the deferred tax assets and liabilities required to be recognised under IFRS, and taxes payable by smaller Austrian subsidiaries and various Haftungsverbund savings banks.

Erste Bank's **tax rate** for 2004 was 25.8 per cent (previous year: 29.4 per cent). In the first quarter of 2004, the recognised tax asset was already written down by EUR 20 million (as a result of the reduction in the Austrian corporate income tax rate from 34 per cent to 25 per cent with effect from 1 January 2005). All domestic deferred tax assets and liabilities were valued at the new 2005 Austrian tax rate of 25 per cent.

Net profit after minority interests

Pre-tax profit increased by 39.3 per cent to EUR 1,061.1 million.

After **taxes on income** and **minority interests, net profit** reached EUR 544.5 million, representing growth of 54.1 per cent compared to one year earlier.

The **return on equity** (ROE) based on this net profit was 18.0 per cent in 2004, up from 13.7 per cent in the year before (cash ROE in 2003 after elimination of straight-line amortisation of goodwill was 16.6 per cent).

Earnings per share advanced from EUR 1.49 in 2003 (after taking the stock split into account) to EUR 2.28 last year (cash earnings per share in 2003 after elimination of straight-line amortisation of goodwill were EUR 1.83).

For the 2004 financial year the Managing Board intends to propose a **dividend** of EUR 0.50 per share, which represents an increase of 33.3 per cent on the previous year (EUR 1.50 per share, or EUR 0.375 when restated for the stock split carried out in 2004).

Return on equity (in %)


18.0
17.0
16.0
15.0
14.0
13.0
12.0
%
12.3%
12.4%
12.7%
13.7%
18.0%
2000
2001
2002
2003
2004

Cost-income ratio (in %)


70.0
68.0
66.0
64.0
62.0
60.0
%
67.9%
67.1%
67.9%
64.2%
63.4%
2000
2001
2002
2003
2004

Balance sheet developments

In 2004, **total assets** of the Erste Bank Group grew 8.6 per cent to EUR 139.7 billion.

On the assets side, **loans and advances to customers** increased by 7.3 per cent to EUR 72.7 billion. This growth occurred chiefly in the core business (retail banking and housing finance).

In **risk provisions for loans and advances**, the release and use of provisions in 2004 compensated for additions, leaving the stock of loan loss provisions almost constant.

The risk management objectives and methods, as well as information concerning price risks, default risks, liquidity risks and cash flow risks, are provided in the Notes.

The strongest growth of 23.9 per cent to EUR 9.1 billion was witnessed in **available-for-sale securities**, with exchange-traded fixed-income securities accounting for much of the increase.

Financial investments rose 9.1 per cent to EUR 28.9 billion, thanks mainly to an expansion in the held-to-maturity portfolio of fixed-income instruments held for the bank's own account as well as the investment portfolios of the consolidated insurance companies.

Balance sheet structure: assets (in EUR million)


71,196
6%
23%
44%
27%
86,033
(+20.8%)
8%
24%
46%
22%
121,222
(+40.9%)
7%
27%
53%
13%
128,575
(+6.1%)
7%
30%
53%
10%
139,682
(+8.6%)
6%
31%
52%
11%
2000
2001
2002
2003
2004
Loans and advances to credit institutions
Financial investments and other securities
Loans and advances to customers
Sundry assets

Securities portfolio (in EUR million)



15,238
8,417
3,932
2,889
19,110
(+25.4%)
13,406
2,912
2,792
26,048
(+36.3%)
16,706
6,736
2,606
31,472
(+20.8%)
19,872
7,379
4,221
33,794
(+7.4%)
21,239
9,141
3,414
2000
2001
2002
2003
2004
Trading portfolio
Investments available for sale
Held to maturity portfolio

Loans and advances to customers (in EUR million)



31,238
9,236
19,333
2,669
39,210
(+25.5%)
10,861
23,263
5,086
64,435
(+64.3%)
19,837
38,392
6,206
67,766
(+5.2%)
21,927
39,839
6,000
72,722
(+7.3%)
25,131
41,997
5,594
2000
2001
2002
2003
2004
Public sector
Commercial customers
Private and other customers

On the liabilities side, **amounts owed to customers** grew by 5.2 per cent to EUR 68.2 billion, with savings deposits increasing 1.7 per cent to EUR 38.0 billion.

As in the preceding years, the amount of funding raised through Erste Bank's **own issuance** increased strongly. The total of debts evidenced by certificates and subordinated capital advanced 11.9 per cent to EUR 22.9 billion.

Balance sheet structure: liabilities (in EUR million)



71,196
8%
15%
41%
36%
86,033
(+20.8%)
9%
15%
43%
33%
121,222
(+40.9%)
13%
14%
51%
22%
128,575
(+6.1%)
14%
16%
50%
20%
139,682
(+8.6%)
14%
16%
49%
21%
2000
2001
2002
2003
2004
Amounts owed to credit institutions
Amounts owed to customers
Debts evidenced by certificates and subordinated capital
Shareholders' equity and sundry liabilities

Extended primary funds (in EUR million)



39,577
10,736
28,841
49,882
(+26.0%)
12,707
37,175
78,886
(+58.1%)
17,578
61,308
85,321
(+8.2%)
20,482
64,839
91,148
(+6.8%)
22,935
68,213
2000
2001
2002
2003
2004
Amounts owed to customers
Debts evidenced by certificates including subordinated capital

Shareholders' equity in Erste Bank AG (including current net profit after minority interests) increased by 19.9 per cent (EUR 557 million) over the year to about EUR 3.3 billion.

The gain resulted largely from earnings in 2004.

Minority interests also include the equity of those savings banks in the Haftungsverbund in which Erste Bank has little or no ownership interest, as well as the hybrid Tier 1 issues. On balance, minority interests rose by 8.7 per cent to EUR 3.1 billion.

At 31 December 2004 the **Group's total eligible qualifying capital** under the Austrian Banking Act stood at EUR 7,286 million (previous year: EUR 7,009 million).

The statutory minimum requirement at the balance sheet date was EUR 5,594 million; the coverage ratio was thus about 130 per cent (previous year: about 132 per cent).

The **Tier 1 capital** of the Erste Bank Group under the Austrian Banking Act on 31 December 2004 was EUR 4,377 million (previous year: EUR 3,912 million).

At the balance sheet date the **Tier 1** ratio, at 6.7 per cent, was significantly above the previous year's level of 6.3 per cent.

The **solvency ratio** was unchanged at 10.7 per cent and thus remained well above the statutory minimum of 8 per cent.

Solvency ratio and Tier 1 ratio of the Erste Bank Group under the Austrian Banking Act


60
50
40
30
20
10
0
EUR million
2000
2001
2002
2003
2004
11.5
10.5
9.5
8.5
7.5
6.5
5.5
%
11.2%
10.7%
11.0%
10.7%
10.7%
31,879
37,803
60,257
62,188
65,384
6.7%
6.2%
6.3%
6.3%
6.7%
Solvency ratio
Tier 1 ratio
Risk-weighted assets

Qualifying capital of the Erste Bank Group under the Austrian Banking Act (in EUR million)

Total eligible qualifying capital


3,956
1,004
2,952
4,308
1,020
3,288
6,983
1,837
5,146
7,009
1,694
5,315
7,286
1,692
5,594
2000
2001
2002
2003
2004
Required
Actual surplus

Of which Tier 1 and Tier 2


3,555
1,430
2,125
4,044
1,707
2,337
6,657
2,857
3,800
6,669
2,757
3,912
6,970
2,593
4,377
2000
2001
2002
2003
2004
Tier 1
Tier 2

Outlook for 2005 and recent developments

_____ In January 2005 Erste Bank bought the 19.99 per cent of **Slovenská sporiteľňa** that it did not already own, thus becoming the sole owner of the institution.

_____ In the first quarter of 2005 Erste Bank sold its equity interest in **Investkredit AG**. In accordance with IFRS, the resulting exceptional income is included in the 2004 IFRS consolidated income statement.

_____ The **tax reform** approved in 2004 took effect on 1 January 2005. The changes most relevant for Erste Bank are the reduction in the corporate income tax rate from 34 per cent to 25 per cent and the introduction of new rules for the taxation of groups. Erste Bank does not expect a material effect on net profit in 2005, but in the medium term the tax burden should ease significantly.

_____ For 2005 Erste Bank anticipates a continued positive **business trend**. As in the past years, the Central European subsidiaries are expected to contribute strongly to growth, but an improvement is also foreseen in the earnings situation in Austria.

_____ The Erste Bank Group's **earnings target** for 2005 remains a net profit after minority interests of at least EUR 600 million.

_____ In 2006 net profit after minority interests is targeted to rise to EUR 750 million. For 2006 this translates into a return on equity target (based on net profit after minority interests) of at least 18 per cent. The targeted maximum cost-income ratio for 2006 is 61 per cent.

_____ The group synergy projects now being set up will support the attainment of these objectives and generate a positive long-term contribution to earnings.

"New Group Architecture": An agenda for integration

At the time of the initial public offering in 1997, Erste Bank formulated four core strategies that have since been implemented with great success and have brought concrete results:

The Austrian core business saw steady improvement in a consistently adverse market environment, and for the first time also won new market share from competitors in 2004. The close co-operation in the savings bank sector has in many ways become a reality: for instance, in the linking of the two brands, in the common group-wide offering of products and services, in the unified IT system platform and in the Haftungsverbund (cross-guarantee system) of the Austrian savings banks. In Central Europe, Erste Bank has become the leading retail bank through a series of successful acquisitions and the subsequent transformation of these banks. Thanks to the multi-channel approach, customers in all markets largely have access to the banking Group at any time they choose.

However, another very important factor in the value of the Erste Bank share is the outlook for the bank's future. Now that Erste Bank is established in its extended home market, the next challenge is to exploit the full potential of existing business activities by reaping synergies within the Group and further optimising the product and service portfolio for the Group's customers based on the specific strengths in the home market. Both these initiatives require that Erste Bank evolves into a more closely integrated banking group.

In order to achieve this, a group-wide programme was developed in 2004 with the working name "New Group Architecture". To oversee the programme, the Group Steering Committee was created, consisting of the Managing Board of Erste Bank AG and the CEOs of the Central European banking subsidiaries.

Goals of the programme

> Fully utilise the business potential of the Central European growth markets in all customer segments and develop growth initiatives for the short and medium term on a group-wide basis.
> Utilise the economies of scale that accrue from a customer base of 12 million. These customers are located in five markets which, although at very different stages of development, are moving towards convergence. Striking the right balance of achievable commonalities and necessary local diversity will thus be of the essence in the retail-oriented business units.
> Realise cost synergies in the Group by concentrating its market power, creating a group-wide procurement organisation, and optimising management of demand and of purchasing standards.
> Bundle support functions across the Group, especially in information technology.
> Key prerequisites for all these initiatives are comparability and transparency of how costs and income are recorded and allocated, and uniform methods of performance measurement and controlling throughout the Group.

Current status of the NGA programme

Activity in 2004 centred on four main projects out of a total of about 15 group-wide initiatives:
> Group Performance Model
> Group Procurement
> Group Large Corporates
> Retail 2008 (incl. Card Strategy, Consumer Finance, and Structured Products Initiative)

Group Performance Model

The aim of the Group Performance Model project is to standardise processes and performance benchmarks by:
> Creating uniform standards for the recognition and allocation of costs and income
> Organising the major performance indicators and controlling tools into a cohesive system and benchmarking them
> Identifying savings potential in major infrastructure and support functions (such as IT, facility management and marketing, among others)
> Pinpointing additional revenue potential, with greater precision, at the level of product development, pricing, regional sales performance, and joint marketing initiatives
> Adjusting MIS tools accordingly*

* Management Information System

Group Procurement

A savings target of 10 per cent of controllable costs was set for the Group Procurement project. Based on a detailed analysis, the project team then identified specific potential cost reductions of EUR 80 million that are to be achieved during the period from 2005/2006 to 2008.

Three-quarters of these savings relate to cash expenses for products and services purchased outside the Group and are expressed directly in the consolidated income statement. The other one-quarter of savings pertains to investments and will be realised through reduced amortisation charges.

Objectives:

> Group-wide pooling of information on non-staff administrative expenses and investment
> Bundle the Group's procurement volumes
> Identify potential savings achievable through improved demand management and standardised specifications
> Create a single procurement organisation with uniform procurement processes (lead buyer structure)

Group Large Corporates

_____ In Austria as in Central Europe, the business with large corporate customers represents an important activity that, among other benefits, helps to enhance performance in the core SME business.

_____ The target group consists of about 650 companies with annual revenues of more than EUR 175 million that operate in one or more of Erste Bank Group's core markets. Some 300 of these entities have a business relationship with Erste Bank.

Objectives:

> Develop a comprehensive portfolio of services and products for this target group that builds on Erste Bank's specific strengths in the region
> Improve the return on equity in this segment from the current 9 per cent to a sustainable level of at least 15 per cent

_____ Core elements of the business model are the improvement of the product offering, better integration with Treasury and Capital Markets/Investment Banking and rigorous capital allocation, supported by active portfolio management. As of 1 January 2005, a group-wide business unit with full profit and loss responsibility was created for this customer segment.

Retail 2008

_____ "Retail 2008" represents a package of initiatives under a single umbrella. Its aim is to bring the full experience of the Group to bear on the Retail core business. The strategic direction of this programme is provided by the Group Retail Board, which is made up of the heads of retail banking at the Central European banks.

_____ The guiding principle is to ensure, through continuous exchange of knowledge, that the best practices prevail in the Group at all times. The commonalities between the markets - as well as the differences - are to be recognised, and the similarities to be gradually expanded.

_____ However, the programme also involves developing group-wide business and product initiatives - for example, in the area of structured investment products, producing a card strategy for the whole Group, and an enterprise-wide consumer finance strategy complementary to the traditional retail business. These projects are intended partly to address existing clients and partly to target new customer groups and additional revenue potential over the next one to three years.

Further projects

_____ At approximately EUR 430 million (2004) - including the savings banks - IT infrastructure is the largest single cost item in the Group, making it a natural focus of efforts to save costs and generate Group synergies. In 2005, information technology will therefore be an area of emphasis for these endeavours:

_____ Under the Group Performance Model project, the Group's overall IT costs are being analysed in greater depth in order to benchmark processes and systems internally and externally, identify scope for economies and synergies, and launch appropriate initiatives.

Three such concrete projects have already been given the green light:

> Decentralised Computing (i.e. desktop computers and office machines)
> Core SAP
> IT Development Units.

Decentralised Computing

_____ Within three years, the Decentralized Computing project is to generate savings through the bundling of procurement, group-wide standardisation of hardware and software components, centralisation of service functions (help desks, for example) and refined demand management.

_____ To make this possible, the corresponding procurement and service functions throughout the Group are being combined under one leadership.

Core SAP

_____ A feasibility study conducted in 2004 showed signifcant cost saving potentials from the standardisation and group-wide consolidation of existing SAP competence centres and development activities. Implementation of harmonisation measures will begin in 2005 in form of subprojects.

IT development units

_____ The IT development units in the individual countries are being brought together under one group-wide management. The goal for the next three years is to achieve substantial cost reduction (still to be quantified) and optimise capacity utilisation, as well as to improve knowledge transfer within the Group.

_____ The medium-term aim of the New Group Architecture programme is the incremental development of a better-integrated Group architecture, both in terms of the business models of the individual business segments and regarding the management and control structure. Strengthening and expanding Group functions, but also preserving the entrepreneurial flexibility and responsibility of the banking subsidiaries' management for their local markets are the core objectives.

Segment Performance

In order to take account of the difference in growth rates between Erste Bank's geographic markets, the first-level segmentation is based on regions, these being Austria, Central Europe, and International Business. The Corporate Centre segment supports the implementation of Erste Bank's Group-level strategy by providing marketing, organisational and information technology services.

The Austria region is subdivided into four business segments: Savings Banks, Retail and Mortgage (formerly Retail and Real Estate), Large Corporate Customers, and Trading and Investment Banking. The Retail and Mortgage segment also encompasses those savings banks in which Erste Bank holds a majority stake (Salzburger Sparkasse, Tiroler Sparkasse, and Sparkasse Hainburg-Bruck-Neusiedl). The savings banks that are consolidated as a result of their membership in the Haftungsverbund or in which Erste Bank holds no interest or only a minority interest are grouped in the Savings Banks segment.

In the Central Europe region, all major subsidiaries in Erste Bank's extended home market are presented separately. The 2004 financial year results of Hungary's Postabank, acquired at the end of 2003 and successfully integrated last year, are included in the data for Erste Bank Hungary.

In the 2004 financial year, the accounting segment structure of the Erste Bank Group remained unchanged. The segmentation follows the current organisational structure and thus promotes the transparent presentation of the geographic segments within the Erste Bank Group.

The business results are summarised by segment and geographic market in Note 38 to the Consolidated Financial Statements.

Financials at a glance*

		Austria	Central Europe	Int. Business	Corporate Centre	Total
Pre-tax profit for the year	2004	487.8	473.2	120.4	(20.3)	1,061.1
	2003	*409.4*	*312.6*	*94.1*	*(54.5)*	*761.6*
Net profit after minority interests	2004	215.7	322.1	93.6	(86.9)	544.5
	2003	*168.7*	*189.7*	*70.1*	*(75.3)*	*353.3*
Cost-income ratio (in %)	2004	65.2	61.2	19.1	-	63.4
	2003	*67.1*	*61.0*	*20.2*	-	*64.2*
ROE based on net profit after minority interests (in %)	2004	12.5	37.4	23.1	-	18.0
	2003	*10.9*	*31.1*	*18.3*	-	*13.7*

* These figures incorporate funding costs and other Group costs that are allocated to the relevant segments. In 2003 straight-line amortisation of goodwill was also allocated to segments accordingly.

Austria

Savings Banks

The Savings Banks segment encompasses a current total of 47 Austrian savings banks that are consolidated as a result of their membership in the Haftungsverbund (cross-guarantee system) and in which Erste Bank holds little or no equity. Those savings banks majority-owned by Erste Bank (Salzburger Sparkasse, Tiroler Sparkasse and Sparkasse Hainburg-Bruck-Neusiedl) fall under the Retail and Mortgage segment.

Financials

in EUR million	2004	2003
Pre-tax profit for the year	189.1	151.3
Net profit after minority interests	8.7	3.1
Cost-income ratio (in %)	67.5	68.8
ROE based on net profit after minority interests (in %)	3.6	1.6

Profit after tax and minority interests rose from EUR 3.1 million to EUR 8.7 million. Risk provisions amounted to EUR 184.5 million, well down on the previous year. Thanks to strict cost discipline, not just in the Haftungsverbund savings banks themselves but also in the service costs assigned to this segment, general administrative expenses decreased by EUR 18.8 million (-2.3 per cent) on the same period of 2003. Against this, results for net commission income and trading revenues were lower than in the previous year. It should however be noted that the decrease of commission income was entirely attributable to changes in billing methods for bank support services, and commissions in core business areas also showed an increase. The improved other operating result line was due partly to the fact that goodwill depreciation is no longer applied and partly to higher valuation gains on investments available for sale. The cost-income ratio improved slightly to 67.5 per cent, while return on equity rose to 3.6 per cent.

Strategy and goals

> In keeping with the Erste Bank core strategy of profitability-driven collaboration in the savings bank group, the Savings Banks segment strives to deepen Erste Bank's cooperation with the Austrian savings banks.
> As the lead bank of the savings bank group, Erste Bank's aim is to expand the division of labour within this group.
> Under the common umbrella of the popular "Sparkasse" brand, the savings banks each concentrate on their particular strengths. The chief goals are to boost market shares and earnings.
> The overarching aim of the cooperation between Erste Bank and the savings banks is to bring about a continuous improvement in service quality for customers and to achieve joint success in the market.

Highlights in 2004

> In 2004 Erste Bank and the savings banks further expanded market shares in Austria. Thus, the overall market share grew to 27 per cent and the share in major accounts increased to 21.6 per cent.
> Likewise, the strategic, profitability-oriented division of labour in the savings bank group further intensified in the year under review. The purpose is to avoid overlaps in the local market presence of Erste Bank and the savings banks that would result in duplication of effort. The streamlining of the branch network continued in 2004. Erste Bank transferred its Kitzbühel and Kufstein branches to the respective local savings banks in the Tyrol region and the Korneuburg and Krems branches to the nearby savings banks in Lower Austria. In addition, Erste Bank's 43.7 per cent stake in Sparkasse Bregenz was sold to Dornbirner Sparkasse Bank AG. Payment for these transactions was received in cash. In all over the past few years, more than 100 branches have thus been successfully transferred to local savings banks in the Austrian regions.
> Building on the common IT platform created by Erste Bank and the savings banks and on the standardised processes which it makes possible, the development and implementation of uniform controlling standards continued and the Web-based management information system was further expanded. This innovative online system for savings banks represented an important basis for the heightened emphasis in 2004 on performance comparisons between savings banks and within the different size classes of savings banks.
> The right decision-making and control structures made it possible to implement rigorous cost management successfully. Both the development costs for Organisation & IT projects and the operating costs for the Organisation & IT units were greatly reduced.
> The first "Sparkassen Awards", recently created by Erste Bank to recognise the best savings banks, were presented at the 2004 Austrian Savings Banks Conference in Prague. The overall winner of this business award was Sparkasse Feldkirch in the Austrian region of Vorarlberg. The Sparkassen Award is given out in addition to, and complementing, the existing product sales competitions.
> In 2004 additional emphasis was placed on customer relationship management (CRM) activities. According to the particular sales and marketing focus pursued at any given time, staff members were supported by the appropriate central activities based on computer-assisted tools. These market activities were proved successful by correspondingly good sales results.
> Erste Bank's Central Europe strategy has benefits for the customers of the entire savings bank group. Clients have "Austrian desks" available to them at Erste Bank's subsidiaries in Hungary, the Czech Republic, Croatia, Slovakia, and Slovenia. In Austria, a so-called "CE Desk Austria" is at the disposal of customers from these countries.

Outlook for 2005

> A key undertaking in 2005 is the concentration on the management approach of "learning from the best" and the greater use of benchmarking. By means of performance benchmarking, different parts of the banking group are to be evaluated and the level of organisation at the savings banks and in the savings bank group at large is to be raised.
> This year the savings bank group will again exploit further synergies in development and processing costs and, with the help of appropriate CRM software programmes, continue to be successful in sales.

Savings banks in the Haftungsverbund (by customer deposits)


94.4%
In cross-guarantee system
5.6%
Not in cross-guarantee system

Erste Bank's equity interests in savings banks at 31 December 2004

	Ownership in %	Total assets in EUR million *
Salzburger Sparkasse	98.7	3,905.6
Sparkasse Hainburg-Bruck-Neusiedl	75.0	699.3
Tiroler Sparkasse	74.7	3,565.3
Sparkasse Mühlviertel-West	40.0	408.3
Allgemeine Sparkasse Oberösterreich	26.9	7,938.9
Steiermärkische Bank und Sparkasse	25.0	8,639.9
Sparkasse Kremstal-Pyhrn	24.1	490.2
Kärntner Sparkasse	25.0	2,990.5
Sparkasse Voitsberg-Köflach	6.3	440.6

* Preliminary figures, according to Austrian Accounting Standards

Retail and Mortgage

The Retail and Mortgage segment comprises all activities of the Erste Bank Group in the three business units Retail, Mortgage Business and Small and Medium-Sized Corporate Customers. Those savings banks of which Erste Bank is the majority owner are also included in this segment. Given the high proportion of individuals in the customer base, the investment fund business, private banking and portfolio management are also largely included into the Retail and Mortgage segment. A smaller component, institutional clients, is to the Large Corporate Customers segment. These business units represent key means of pursuing the core strategies of Erste Bank.

Financials

in EUR million	2004	2003
Pre-tax profit for the year	74.2	40.5
Net profit after minority interests	43.7	19.8
Cost-income ratio (in %)	76.2	78.8
ROE based on net profit after minority interests (in %)	5.4	2.7

Profits in this segment more than doubled, from EUR 19.8 million in 2003 to EUR 43.7 million in 2004. This was partly a result of savings made by the implementation of cost-cutting measures announced, thanks to which general administrative expenses were cut by EUR 18.2 million (from EUR 653.0 million to 634.8 million). In part this development was also due to a reduction in risk costs (from EUR 132.4 million to EUR 118.9 million), mostly at Tiroler Sparkasse and in the SME business. The decline in net interest income, as already mentioned in previous quarters, was a result of legally required interest rate adjustments in the building society business. Operating profit was up 13.2 per cent at EUR 198.6 million (2003: EUR 175.4 million). The cost-income ratio improved to 76.2 per cent from previous year's 78.8 per cent, while return on equity stood at 5.4 per cent.

Retail Strategy and goals

> Erste Bank pursues the clear goal of becoming firmly established as the best retail bank in all of its geographic markets.

> The needs of the individual customer and provision of personalised service are at the heart of the comprehensive retail banking business model. In addition, the full range of modern distribution channels gives clients access to tailored financial products and services around the clock.

> The target group of this business segment are retail customers, professionals and small businesses.

> In Austria the retail model is delivered by Erste Bank and the savings banks; in Central Europe it is implemented by the Group's local subsidiaries.

Retail Highlights in 2004

> Despite the branch closures and disposals carried out as the process of streamlining the branch network in the savings bank group continued (Erste Bank transferred another four locations to regional savings banks in the provinces of Tyrol and Lower Austria), in 2004 the total number of customers increased by 2.6 per cent to almost 588,000.

> As part of the successfully completed implementation of the multi-channel distribution structure, the individual branches were grouped under regional branch management centres of excellence. This heightened the efficiency of the distribution structure and concentrated the available expertise.

> The cost-income ratio for the whole Branch business unit improved from the previous year's 82.2 per cent to 79.4 per cent. A reduction of 3 per cent in the number of branch sales employees and of 4.5 per cent in other administrative expenses accounted for much of this positive trend. The objective of having no regional branch management centres with a cost-income ratio higher than 90 per cent at the end of 2004 was, however, not yet fully achieved.

> Key areas of activity in 2004 were the concentration on the "standard" customer segment and the focus on teenage and post-secondary students. For instance, the average revenue per "standard" customer was increased by 5 per cent last year, from EUR 220 to EUR 231. This was achieved in part by using product packages and by greater use of customer relationship management tools. The launch of a loyalty-enhancing savings product was also very successful.

> The number of new accounts opened by teenagers and children grew by 47 per cent in 2004, and growth in post-secondary-student accounts was up by 23 per cent.

- The securities business saw total growth of 12.8 per cent, with a particularly large increase of 57 per cent in regular instalment investment plans. Sales efforts for these continuous savings plans targeted in particular those customers without an existing securities account. Particularly successful products were those with capital guarantees as well as housing bonds.
- The cross-selling rate in Erste Bank's Retail operations improved further to 2.0 for "standard" customers and 3.3 for "individual" customers.
- Another area of emphasis in 2004 was the expansion of the partnership with Wiener Städtische Versicherung in sales of banking products. The product range is to be broadened in 2005.

Retail Outlook for 2005

- In 2005 as well, a top priority will be to expand the business with the "standard" customer segment. The target is average revenue of EUR 250 per client. Aside from cross-selling activities supported by CRM tools, the sale of innovative payments products will be intensified.
- Another major thrust will be to consolidate the servicing of small business customers into selected locations so as to bundle bank know-how and thus provide clients with enhanced service.
- As in 2004, the profitability review of branch locations continues. By the end of 2005 there are targeted to be no branch regions with a cost-income ratio of more than 80 per cent.

Private Banking and Asset Management Strategy and goals

- Erste Bank's exclusive portfolio of private banking services is equivalent, in content and scope, to that of a traditional private banking provider but at the same time provides the security and breadth of benefits expected from a major bank. Erste Private Banking is the one-stop source for all private banking services, especially portfolio management and custom-tailored investment advice. In addition to the advantages already mentioned, the strengths of Erste Private Banking include areas such as business succession, estate planning, and low-tax investing. With this comprehensive offering, Erste Private Banking plans to expand its market-leading position.
- One priority for Erste Bank's Asset Management aim is to expand activities in the extended home market of Central Europe, where the demand for portfolio management and life insurance is steadily rising. Building on the existing market presence in the Czech Republic and Slovakia, the private banking units are likely to grow quickly in these countries' strongly expanding markets. Private banking strategies for other countries in Central Europe are currently being defined.

Private Banking and Asset Management Highlights in 2004

Private Banking

> Personal and individually tailored services for high net worth private and institutional clients is at the heart of the private banking activities of the Erste Bank Group. In addition to the extensive array of international mutual funds and other Erste Bank products, these customers can choose from solutions for private foundations, made-to-measure investment concepts, special-fund structures, and individual discretionary portfolio management.

> In 2004, to do even greater justice to the distinctive needs of different customer segments, the private banking business was completely reorganised into three new units. Through the "Private Banking - Individual Clients" unit, Erste Bank now looks after customers with investable assets of EUR 500,000 or more, and has thus opened up access to the potential of a wider market. "Private Banking & Wealth Management" focuses on the particular needs of clients with more than EUR 1 million to invest, and the "Institutional Large Investors" unit continues to serve primarily pension funds, insurance companies and associations.

> In 2004, as planned, the Private Banking business unit achieved stronger growth than the Austrian market average. Assets under management increased by almost 23 per cent to more than EUR 15.5 billion and the number of clients rose by 10.8 per cent to 1,344.

> Four savings banks in provincial capitals (Innsbruck, Klagenfurt, Linz, and Salzburg), following Erste Bank's example, pursue a strategy of total service for private banking clients. In 2004 separate private banking units were established in the Czech Republic and Slovakia that concentrate largely on the so-called onshore business, or domestic asset management. They serve customers with assets of, respectively, CZK 5 million (about EUR 160,000) and SKK 5 million (about EUR 130,000) or more.

Growth in private banking business Clients and assets under management*


7.44
952
9.91
1,028
12.60
1,213
15.52
1,344
2001
2002
2003
2004
Volumen (in EUR billion)
Clients

* Of this total, 38.1% was invested with ERSTE-SPARINVEST KAG

Portfolio management

> The year 2004 was characterised by strong customer demand for products with guaranteed capital preservation. A resulting slight decline in volume in structured asset management was more than compensated for by growth in investment solutions made to measure for individual clients. All in all, portfolio assets under management grew by 8 per cent from the previous year's level of EUR 1.2 billion to about EUR 1.3 billion.

> Using the PORTIA portfolio management and reporting system, the Salzburg, Carinthia, Tyrol, and Dornbirn savings banks last year already offered the complete range of portfolio management products and services.

ERSTE-SPARINVEST KAG

> ERSTE-SPARINVEST KAG is the investment fund company of Erste Bank and the savings banks. With a market share of 17.3 per cent, it has been the second largest fund provider in Austria for years.

> In 2004, assets under management in the company's 241 funds grew by 13.6 per cent to EUR 21.5 billion (up EUR 2,572 million).

> In retail mutual funds, assets under management were boosted by EUR 1,535 million to EUR 13.3 billion. At a new level of 20.4 per cent, the market share in retail funds thus rose slightly compared to 2003, reinforcing the company's long-standing market leadership in Austria.

> Assets in institutional funds grew by EUR 1,031 million (8.7 per cent) to EUR 8.2 billion. The top-three market position was thus successfully defended, with a small increase in market share to 13.8 per cent (2003: 13.6 per cent).

> In 2004 ERSTE-SPARINVEST KAG continued to enhance the overall performance of its funds. Both in terms of the number of four- and five-star funds as rated by Standard & Poor's and of the ratings assigned by other international fund rating agencies, such as Morningstar, ERSTE-SPARINVEST KAG is clearly ahead of its Austrian competitors. For the second year in succession, Austria's best performing fund was an ERSTE-SPARINVEST KAG fund. In Germany, ERSTE-SPARINVEST KAG won another prestigious award, with Morningstar recognising Erste Bank's fund provider as "Best Bond Fund Company over a Three-Year Period".

> In the Central European markets the launch of products by ERSTE-SPARINVEST KAG is proceeding apace. An extensive fund range is available to the customers of the Erste Bank Group in all countries of the extended home market except for Croatia. ERSTE-SPARINVEST KAG places great emphasis on achieving the right mix of locally invested and international funds.

Growth in assets under management by ERSTE-SPARINVEST KAG (in EUR billion)



10.65
4.68
10.16
6.00
11.80
7.17
13.30
8.20
2001
2002
2003
2004
Retail funds
Institutional funds

Market share of Erste Bank by assets under management in 2004*

Country	Market size in EUR million	Market share in %
Austria	124,800	17.26%
Czech Republic	3,568	54.28%
Slovak Republic	1,590	31.82%
Hungary	4,299	9.47%
Croatia	590	8.23%

* Based on local investment funds

Private Banking and Asset Management Outlook for 2005

Private Banking

> For 2005 Erste Bank expects volume growth of about 15 per cent in its private banking operation, while the Austrian private banking market as a whole is projected to grow by 7 to 8 per cent. Erste Bank plans to reach its targets through a strategy of closely targeted acquisition both of private and business clients.

ERSTE-SPARINVEST KAG

> In 2005 ERSTE-SPARINVEST KAG expects growth in assets under management of up to 9 per cent.

> The product range oriented to customer requirements is being expanded by the planned launch of hedge funds-of-funds and guarantee products.

> Further key items on the agenda are the expansion of activities in Central Europe, an increase in fund sales in Austria, and stepping up so-called white label management for other fund companies where ERSTE-SPARINVEST KAG provides fund management and expert adice.

Sparkassen Versicherung AG Strategy and goals

> Sparkassen Versicherung focuses mainly on life insurance. The company is the exclusive life insurance partner to Erste Bank, the savings banks and their building society, Bausparkasse der österreichischen Sparkassen (s Bausparkasse).

> The approach so successfully taken in Austria is to be continued in Central Europe. With the help of its local banking subsidiaries, Erste Bank plans to attain a leading position in life insurance in this growth region as well. In 2005, fully 20 per cent of total premium volume is targeted to come from Central Europe (2004: about 15 per cent).

Sparkassen Versicherung Highlights in 2004

> According to Austria's Insurance Industry Association, life insurance premium volume in Austria rose by 8.5 per cent in 2004; in particularly the Austrian interest in making private retirement provisions was reflected in an increase of 9.5 per cent in the regular-premium segment of the market.

> With the highest earnings since its establishment in 1985, Sparkassen Versicherung was Austria's largest life insurer last year for the fourth consecutive year. The company saw especially strong growth in regular-premium life insurance. Thus, premium income from government-subsidised retirement savings products and the traditional "s Privat-Pension" reached EUR 335.1 million, an increase of 20.1 per cent on 2003.

> In spite of the persistent low interest rates, the single-premium policy volume in 2004 as a whole was up 14.8 per cent to EUR 552.5 million (2003: down 2.1 per cent). Sparkassen Versicherung thus again performed significantly better than the industry and, with a market share of about 35 per cent in single-premium life insurance, is the clear market leader.

> Overall in 2004, Sparkassen Versicherung reached premium volume of EUR 887.6 million in life insurance. This represents a market share of 14.3 per cent, and growth of 16.8 per cent compared to 2003; the company's results are thus more than twice as high as the corresponding industry averages.

> In accident insurance, Sparkassen Versicherung's premium income was EUR 13.3 million, up 7.8 per cent on one year earlier.

> The company's total number of insurance contracts grew by 9.8 per cent in 2004 to a year-end level of 972,351 policies in the life and accident lines. The million-policy mark is thus expected to be reached in the first half of 2005.

> In 2004 Sparkassen Versicherung closed a total of about 30,000 contracts known as "s Private-Pension with Premiums Plus", the new retirement savings product with a government incentive component, thus taking a leading position in this part of the market.

Sparkassen Versicherung Outlook for 2005

> The strategic goals of Sparkassen Versicherung, as part of the effort to strengthen its leading market position in Austria and raise the market share in the life and casualty lines, include winning new customers. The company also wants to further build up its market position in Central Europe and increase the region's contribution to total premium income to more than 20 per cent.
> The strong impetus from the demand for retirement savings products is expected to drive continuing growth in life insurance in 2005. As last year, products enhanced by government incentives are likely to figure particularly prominently.
> The market segment of occupational pensions is predicted to receive a substantial and continuing boost from the implementation of the EU directive that places insurance-based pension funds (Pensionskassen) and private life insurance on an equal footing as retirement savings vehicles. This development led to the launch at the beginning of 2005 of a new occupational group insurance product. Sparkassen Versicherung's results with this product should benefit from the strong position which Erste Bank and the savings banks command in the SME market.

Market share of Sparkassen Versicherung in Austrian life insurance (in %)


12.7
12.7
13.3
14.3
2001
2002
2003
2004

Number of insurance contracts of Sparkassen Versicherung in Austria


749,932
799,319
885,844
972,351
2001
2002
2003
2004

Mortgage Strategy and goals

> The Mortgage business unit serves non-profit and commercial housing developers, property management companies, real estate brokers, real estate trusts and retail mortgage customers.
> A major component of the Mortgage unit's business is commercial housing finance, which in Austria represents about one-third of the entire residential construction finance market. In the customer segment of non-profit housing developers, Erste Bank holds a market share of 30 per cent in Austria as a whole and more than 50 per cent in Vienna and the province of Lower Austria.
> In order to become even better prepared to meet the challenges of the market, and to make the fullest use of synergies, with effect from 1 July 2004 all departments of Erste Bank and s Bausparkasse that directly or indirectly serve this target group, together with the associated activities in Central Europe, were combined into a single organisational unit. The strategic responsibility for overseeing the equity interests in residential construction - both in housing developers and in s Wohnbaubank - was transferred to s Bausparkasse (the building society of Erste Bank and the savings banks).
> In addition to the retail customers served as before in the Erste Bank branches and at the specialised "wohnquadrat" centres for mortgage and other home-related needs, the business with housing developers - predominantly engaged in providing subsidised housing for lower-income families - is now handled, organised, and directed by s Bausparkasse, in the name, and on behalf, of Erste Bank.
> Within the business unit, great importance is attached to the transfer of expertise to and from the subsidiaries in Central Europe in order to guarantee the best possible customer service in cross-border business in the extended home market of the Erste Bank Group.

Mortgage Highlights in 2004

Commercial housing finance

> The market environment in 2004 continued to be defined by a sluggish construction cycle and a persistent low level of approvals for public sector funding.
> New construction activity, true to forecasts, remained at about 40,000 housing units last year. The unchanging low level of new construction since 2002 is increasingly having a positive effect on housing developers' ability to find buyers and tenants.
> Deposits in commercial housing finance grew by 26 per cent in 2004 to EUR 503 million. Despite stagnating new residential construction, commercial housing credit reached EUR 2,300 million (including EUR 480 million at s Bausparkasse), representing overall growth of 6 per cent compared to the previous year. In fact, the contribution made by s Bausparkasse rose by 22.8 per cent.
> As a result of the locking and capping of interest rates by the Housing Construction Subsidy Acts at levels outside the range that can be directly funded, the expiration of higher-margin existing business and the steadily rising intensity of competition, the interest margin declined in 2004. As well, this environment led to a change in the structure of financing involving the assistance of specialty finance providers s Wohnbaubank and s Bausparkasse, whose revenues saw a shift away from interest income towards more fee and commission income.
> By issuing bonds with dual tax advantages, s Wohnbaubank raises low-cost capital at stable long-term interest rates for social welfare housing and other municipal residential construction. New bond issues reached a record EUR 333 million last year, the highest level in the ten-year history of s Wohnbaubank and an increase of EUR 189 million, or 175 per cent, on the year before. The bank's lendings, having already grown strongly in the previous year, rose by 26 per cent to EUR 1,032 million thanks in part to the distribution activities of the savings banks.

Retail housing finance

> The centres of excellence for private home finance operated by Erste Bank and the savings banks, known as "wohnquadrat" outlets, further strengthened their market presence – in part through collaboration with real estate brokers, developers and other partners in the real estate industry – and substantially expanded the financing volume.
> Total retail housing loans in 2004 grew by a significant 17.4 per cent to EUR 3,483 million. The foremost reason for this gain was the brisk investment activity on the part of private real estate investors and the resulting good take-up of financing opportunities.
> Owing to vigorous demand from households and low levels of risk, an ever-growing number of market players are making retail housing finance a main element of their business mix. In 2004 this led to rising competition in the arena of lending terms and thus to narrower margins in this customer segment.
> s Bausparkasse realised growth both in deposits and lending. Total home savings deposits increased by 2.4 per cent to EUR 5,404 million and total loans rose by 3.6 per cent to EUR 4,990 million.

Other activities

> Together with the partners in the savings banks group, Erste Bank's specialist real estate brokerage and appraisal firm, s REAL, whose 84 outlets in Austria include 40 located in "wohnquadrat" centres, has a nationwide presence. Collectively, Erste Bank, the savings banks and s REAL thus offer complete real estate solutions based on a common service model.
> In 2004 s REAL brokered real estate transactions worth EUR 330 million. This constitutes growth of 13.0 per cent compared to 2003 (EUR 292 million). s REAL thus attained a market share of close to 10 per cent in the brokerage market.

Mortgage Outlook for 2005

> The goal of combining the residential business is to give customers in the extended home market a tangible experience of one-stop shopping for real estate resources: In co-operation with the savings banks, customers are to be offered an extensive portfolio of products and services ranging from actual properties and property searches, to financing, insurance and property management.

Housing loan portfolios of Erste Bank AG and Bausparkasse der österreichischen Sparkassen AG
Retail and commercial housing (in EUR million)



8,985
327
4,376
9,201
317
4,423
9,561
391
4,424
10,293
480
4,510
1,782
2,500
1,961
2,500
1,779
2,967
1,820
3,483
2001
2002
2003
2004
Erste Bank retail
s Bausparkasse retail
Erste Bank commercial
s Bausparkasse commercial

> In the Austrian regions, the top objective is to step up involvement in commercial housing finance through focused support and product offerings in lending to the savings banks and to leverage the savings banks' deep local roots.
> In commercial housing finance Erste Bank, despite the intensely competitive market foresees a moderate increase in outstanding loans thanks to the estimated demand for new housing of 10 to 15 per cent and the maintenance of subsidies for residential construction. The focussing of business activities by the completed merging of commercial housing finance with s Bausparkasse, with the associated bundling of expertise and funding, is expected to produce a small improvement in the margin situation in 2005.
> Erste Bank is using innovative concepts and offers to counter the likely continuing increase in rate competition this year in retail housing finance resulting from the persistent strong supply. Likewise, package offers (financing with interest rate protection and continuous-savings models) are fielded for retail mortgage loans.
> The probable sustained demand for urban income properties (especially apartments and condominiums) represents further financing opportunities.

Bonds issued by s Wohnbaubank (in EUR million)


333
194
189
90
2001
2002
2003
2004

Small & Medium-Sized Corporates Strategy and goals

> The Small & Medium-Sized Corporates business unit offers complete advisory and all other services for small and medium-sized enterprises (SME) from its regional SME centres in Vienna and the provinces of Lower Austria and Burgenland.
> The SME business in the other Austrian regions is handled by the regional savings banks, with support from Erste Bank's syndicated-lending department.
> Following the Austrian SME clients to the new EU countries to serve them there is becoming increasingly important. The Central European subsidiaries of the Erste Bank Group are capable partners in this endeavour.
> The services of EBV-Leasing, an automotive leasing firm, are available to the customers of Erste Bank and the savings banks via the Group's extensive distribution network.

Small & Medium-Sized Corporates Highlights in 2004

> The economic environment for small and mid-cap companies in 2004 did not show the improvement that had been expected. This also made itself felt in a continuing high bankruptcy rate among companies in this category.
> Given this situation, Erste Bank successfully continued to follow the strategy introduced in 2003, adjusting its SME customer portfolio to reduce exposure to investments with a high risk of default or inadequate returns in view of the risk involved.
> In the course of stabilising the portfolio, total outstanding loans to SME clients were reduced marginally to about EUR 1,520 million at the end of 2004 (2003: EUR 1,550 million).
> In the Austrian SME business, the margins on short- and long-term lendings improved further in 2004. For long-term loans the average margin improved by 12 basis points to 163 basis points. In short-term loans the increase was 14 basis points to a new margin of 130 basis points.
> Costs in the Small and Medium-Sized Corporates unit were cut by almost 15 per cent in 2004 while operating income remained effectively constant. As a part of these cost savings a SME banking centre was closed for profitability reasons in the third quarter.
> The cost-income ratio in Small and Medium-Sized Corporates improved from 73 to 64 per cent.
> Despite the persistently high bankruptcy rate in Austria, Erste Bank achieved a considerable improvement in the risk situation in SME business. In 2004, net new risk provisions for loans and advances fell by more than 30 per cent compared to the year before.
> Alongside the traditional fee and commission income from guarantees, foreign exchange operations, payments services and the securities desk, the leasing business is providing an increasingly important contribution.
> While the market as measured by new vehicle registrations grew by 3.7 per cent in 2004, the volume of new leases increased by 19.5 per cent to EUR 317.2 million. A total of 15,246 new lease agreements were signed (2003: 13,422). With a market share of 12.5 per cent, EBV-Leasing is the largest manufacturer-independent automotive leasing firm in Austria.
> EBV-Leasing acts as an advisor to the Erste Bank Group's auto leasing companies in the Czech Republic, the Slovak Republic, and Hungary.

SME loan portfolio of Erste Bank AG (in EUR million)


2,300
2,150
1,550
1,520
2001
2002
2003
2004

Margins of Erste Bank AG in the SME business (averages)


160
140
120
100
80
60
40
20
0
Basis points
128
134
151
163
88
91
116
130
2001
2002
2003
2004
Long-term
Short-term

Auto leases: New contracts of EBV-Leasing


10,805
218.7
10,673
219.7
13,422
265.4
15,246
317.2
2001
2002
2003
2004
Number of new contracts
Volume of new contracts (in EUR million)

Small & Medium-Sized Corporates Outlook for 2005:

> The Austrian tax reform which took effect in January 2005 is expected to trigger an increase in consumer spending (with estimates of the impact ranging from WIFO's[1] 2.1 per cent to IHS's[2] 2.5 per cent). Based on this one-time effect, the economic research institutes forecast GDP growth in 2005 of between 2.2 per cent (WIFO[1]) and 2.3 per cent (IHS[2]), exceeding the forecast for the euro-zone average (up 1.7 per cent).

> Against this backdrop, the Small and Medium-Sized Corporates unit should be able to remain on course for portfolio optimisation, with a focus on the adequate balance of risk and returns.

> For 2005 EBV-Leasing predicts steady growth in new business. Putting its strategy into practice, since the beginning of 2005 EBV has been offering its distribution partners and customers the "EBV Wealth of Advantages". Within the framework of this service, EBV-Leasing positions itself as a centre of excellence for automotive needs through alliances with partners in the auto service, tyre, and car hire industries, and petrol station chains.

1 WIFO: Austrian Institute of Economic Research, Vienna
2 IHS: Institute for Advanced Studies, Vienna

Large Corporates

The Large Corporates segment serves companies in Austria and abroad with sales of EUR 70 million and above, with an additional focus on project finance for tourism development projects, tourist facilities, and commercial real estate in Austria and internationally. With the Erste Bank Group's centres of excellence for structured finance, trade and export finance, subsidised financing and processing of letters of credit and guarantees all concentrated in the Large Corporates segment, customers receive a comprehensive service which meets all their needs.

Financials

in EUR million	2004	2003
Pre-tax profit for the year	83.7	86.1
Net profit after minority interests	55.8	54.6
Cost-income ratio (in %)	39.1	40.2
ROE based on net profit after minority interests (in %)	12.8	13.1

Operating profit in the large corporates segment came in at EUR 129.3 million, 6.8 per cent above the figure for 2003. This was largely attributable to a sharp increase in net commission income, particularly in real estate leasing operations (up 34 per cent at EUR 71.2 million). Risk provisions showed a year-on-year reduction of more than 14.1 per cent, with project valuations allocated to this segment and included in other operating result producing a net result of EUR -7.7 million. Consequently, the profit contribution from the large corporates segment after tax and minority interests was roughly 2 per cent higher than in 2003. The proceeds from the sale of Erste Bank's stake in Investkredit AG are included in the Corporate Center segment and thus have no influence on the results of this segment. The cost-income ratio was further reduced to below 40 per cent, while return on equity remained more or less unchanged at 12.8 per cent.

Strategy and goals

> High quality advice and a service tailored to customer needs aims to ensure both the acquisition of new accounts and a strengthening of existing client relationships.

> In lending, the paramount guiding principle remains "quality before quantity"; the foremost criteria in credit decisions are the borrower's credit quality and the achievable margin.

> Through the creation of the Group Large Corporates unit, Erste Bank has heightened its focus on the growth markets of Central Europe and on serving project and corporate clients in the region. As a result, Erste Bank is targeting an increase in net commission income, particularly in treasury products and leasing.

Highlights in 2004

> The economic recovery expected in 2004 did not materialise. The period of consolidation which many companies already entered in 2003 associated with cost reduction programmes and reduced investment confidence persisted in 2004. Thanks to the predominantly stable earnings situation of large corporate customers, the portfolio analysis for this business unit shows no significant changes.

> In lending to large corporate clients, margins remain unsatisfactory, not only by international standards. After several years of mild recovery, 2004 brought greater margin pressure as a result of the lower credit demand from large businesses in Austria. However, through careful credit selection and risk-appropriate pricing, the average margin across all assets remained constant.

> In response to the margin situation, Erste Bank reduced its exposure in very short-term lending, without affecting existing customer relationships. This caused the slight decline in assets from EUR 10.5 billion to EUR 10.1 billion compared to the previous year. In the risk-free securities business, on the other hand, some sizeable new accounts were won and existing ones expanded. The intensified focus on fee and commission business paid dividends in 2004, particularly in the form of higher income from securities commissions.

> On the strength of ample new business with international grocery chains and home improvement retailers, as well as takeovers by Austrian manufacturers in Central Europe, Erste Bank's strong market share in the region was enlarged further.

> These projects are carried out in close co-operation with subsidiary Immorent, the leasing specialist of the Erste Bank Group. In domestic business, more than EUR 100 million of new financing backed by the European Investment Bank (EIB) was provided to Austrian industrial clients.

> The business area of tourism finance saw a small increase in 2004 to about EUR 936 million from the prior year's level of approximately EUR 900 million. The world-wide recovery in the travel and tourism sector, and the consequent increase in investment activity, produced additional business for Erste Bank in international project finance for hotels. Particularly noteworthy examples are a mandate for financing a five-star hotel in Munich and a four-star business hotel near the Brussels Airport.

> Despite the consistently heavy competition in project financing, the commercial real estate finance portfolio was expanded by about 5 per cent to EUR 1.1 billion. Thanks to the strong investment activity especially by Austrian and international property funds, demand for structured project finance in the real estate sector was high. Erste Bank's activities in 2004 focused primarily on Central Europe. The highlights included lending for

office real estate in Prague and the structuring of financing for two projects consisting of office and logistics properties in Warsaw.

Outlook for 2005

> Although economic activity in Austria is expected to accelerate, Erste Bank foresees continuing slack credit demand in Large Corporates. The unsatisfactory margin situation in lending in Austria - which has now probably reached its low point - is unlikely to change materially in 2005.
> The successful trend in the Large Corporates segment will be driven both by the continuous growth in the Central European activities based on the rising demand for project finance, and by an expansion in commission-generating business.
> Erste Bank has acknowledged the growing importance of the markets in Central Europe for Austrian and international large companies by creating the Group Large Corporates business unit for the supra-regional servicing of multi-national groups. Since 1 January 2005 the new unit has had complete and enterprise-wide responsibility for the servicing of the entire Erste Bank Group's top corporate accounts (customers with annual sales of more than EUR 175 million), which thus includes selected clients previously served by the Large Corporates unit. The goal is to earn a sustained return on equity of more than 15 per cent in the Group Large Corporates unit with the group-wide business strategy, intensive relationship management, optimization of the product and service offering, and portfolio management. Additionally, this redistribution of responsibilities also generates synergies in supporting the Central and Eastern European activities of the Large Corporates unit's other customers.

Loan portfolio of Erste Bank AG in Large Corporate Customers (in EUR million)


10.2
10.4
10.5
10.1
2001
2002
2003
2004

Erste Bank AG – Large Corporate Customers averages margin in basis points (new finance projects)


140
120
100
80
60
40
20
0
Basis points
105
125
130
125
60
60
60
60
2001
2002
2003
2004
Long-term
Short-term

IMMORENT Strategy and goals

> IMMORENT is the Erste Bank Group's leasing specialist for real estate and equipment. The company is a full-service provider of complete solutions in leasing, real-estate-related services and real estate investment products.
> Under Erste Bank's strategy for the extended home market, IMMORENT has also expanded its activities to Central and Eastern Europe and now has subsidiaries in the Czech Republic, Slovakia, Hungary, Italy, Slovenia, Croatia, Serbia, Bulgaria and Romania.
> The basis for IMMORENT's success is its focus on the core business (real estate leases, project development and real estate services and investment products), its innovative development of the service portfolio, its realisation of synergies within the Erste Bank Group and its heightened activity in the extended home market.
> Careful risk selection and a healthy customer mix are the dominant success factors in the company's earnings strength. In accordance with these prerequisites, and despite the current competition in the leasing market, "quality before quantity" remains the governing principle in closing deals.

IMMORENT Highlights in 2004

> In order to do complete justice to the changed business environment and be fully prepared for the challenges of the future, the company's internal organisation has been adapted. Owing to the much-increased significance of the subsidiaries in Central Europe, the domestic and international segments of the business were given equal rank in the organisational structure. In an effort to assure optimum implementation of the brand strategy with regard to the "IMMORENT" and "s Leasing" brands, the division of IMMORENT's businesses into performance-differentiated real estate leasing and price-differentiated equipment leasing was also accentuated more.

> Total new leases in 2004 (domestic, cross-border and international) reached EUR 1.3 billion compared to EUR 1.2 billion in 2003. This represented growth of 5.5 per cent on an already extraordinary increase recorded in 2003.

> The overall volume of new real estate leases was EUR 665.2 million (2003: EUR 777.6 million). Of this total, Austria accounted for EUR 280.1 million (2003: EUR 330.0 million) and Central Europe for EUR 385.1 million (2003: EUR 447.6 million). The new business volume in real estate leases thus remained at a very high absolute level. Its decrease compared to the prior year was attributable to two types of one-off influences. Firstly, the Austrian property leasing market, at about 450 new contracts per year, is relatively small and subject to recurring pronounced fluctuation depending on the go-ahead of major projects. Secondly, in the Central European countries, the baseline figure from 2003 for new real estate leases was exceptionally high because of some large orders that year. Here the drop represented a return to normal levels.

> The equipment leasing operations were the growth driver in 2004. In Austria, the EUR 360.6 million of new business constituted a gain of 68.6 per cent on one year earlier. Growth was also strong at the international subsidiaries, where new leases grew by 47.7 per cent from EUR 127.9 million in 2003 to EUR 188.9 million last year.

> The volume of cross-border financing fell by 36.5 per cent to EUR 50.7 million, as leases were increasingly handled by the local subsidiaries.

> Supporting the equipment leasing activities, the "s Leasing" brand continued to be used in 2004 in co-operation with Erste Bank and the savings banks. In addition, through vendor leasing company F&S Leasing, the presence in the equipment segment was further reinforced.

> Compared with an exceptionally high level of EUR 575 million in 2003, the amount of new business in Central Europe (real estate and equipment, excluding cross-border business) held steady in 2004 at a very strong EUR 574 million. In 2004 IMMORENT opened two new subsidiaries in Sofia and Bucharest. Particularly successful subsidiaries in 2004 were those in the Czech Republic (with more than EUR 200 million of new business), and Croatia (new business of EUR 103 million) and the company specialising in equipment leasing in Serbia (new contracts totalling more than EUR 56 million).

> The trends in the business areas of construction services and project development in 2004 were very positive, not only in Austria but also in Central Europe. This was made possible by marked growth both in output and in new orders.

IMMORENT – new leases (in EUR million)



777.6
665.2
600.2
598.1
513.8
421.7
341.9
276.2
2001
2002
2003
2004
Real estate leases
Equipment leases

IMMORENT Outlook for 2005

> Against the backdrop of Basel II, the industry is predicted to encounter growing demand in 2005 for leasing as a method of off-balance sheet finance. It is also likely that several major real estate leasing projects which were not yet recognised in the accounts for last year will be booked in 2005.

> In real estate leasing, which registered strong one-off growth in 2004 ahead of the elimination of a government subsidy for capital spending, the volume of new business can be expected to normalise this year. The expansion of the service portfolio in Austria and CEE and even closer collaboration with Erste Bank and the savings banks remain high on IMMORENT's agenda for the future.

Trading and Investment Banking

The Trading and Investment Banking segment of the Erste Bank Group consists of the Investment Banking and Treasury business units and, as one of the major responsibilities of the Treasury unit, the asset/liability management activities.

Financials

in EUR million	2004	2003
Pre-tax profit for the year	140.8	131.5
Net profit after minority interests	107.5	91.2
Cost-income ratio (in %)	38.7	41.5
ROE based on net profit after minority interests (in %)	44.8	43.5

Compared with the previous year, net profit climbed by 17.9 per cent to EUR 107.5 million (2004: EUR 91.2 million). Net interest income decreased from EUR 112.1 million to EUR 102.4 million. This was caused by the general market trend and foreign currency hedging effects. It was partly offset by growth in other operating result thanks to valuation gains in the AFS portfolio. The improvement in net commission income from EUR 41.5 million to EUR 51.7 million was a result of the success of Erste Bank's efforts to sell structured products to banks and institutional investors. Strict cost management lead to a 7.4 per cent reduction in general administrative expenses on the previous year. As a result, the cost-income ratio improved from 41.5 per cent to 38.7 per cent and return on equity rose from 43.5 per cent to 44.8 per cent.

Treasury Strategy and goals

> The primary task of the Treasury business unit is the management of structural balance sheet risks (interest rate and liquidity risks).

> Treasury is also responsible for the further development of group-wide systems for controlling and managing liquidity, earnings and risk.

> Additionally, Treasury supports the Group (including the savings banks in the Haftungsverbund) in asset/liability management, i.e. with the analysis of interest-rate and currency risk, and in managing the Group's own financial investments.

> An important task of the Treasury team is to develop retail products and leverage the high potential of the customers in the Central European growth markets.

> Groups that deal with Erste Bank in several countries of the extended home market are served centrally by the Treasury unit.

Treasury Highlights in 2004

Trading & Sales

> The Trading & Sales unit had a good year. The effects of the difficult environment in own-account trading, caused by low volatility and low correlation of asset classes, were balanced by the far better results in foreign-currency and bond trading. In the foreign-exchange operations Erste Bank benefited from its very good positioning in the Central European market as a market maker (especially for Czech and Slovak Koruna and Hungarian Forint). This was made possible principally due to the excellent contacts with the local banking subsidiaries.

> Thanks to significant volume growth in structured investment products – both interest- and equity-based – the sales force once again substantially surpassed its targets. This good performance is testament to the strong positioning of Erste Bank's Treasury sales units both with retail and institutional customers.

> In alternative investments, 2004 brought strong demand both from the institutional and retail clientele. Accommodating this trend, the development of a diversified, tailor-made product range continued. In hedge funds, another year of positive performance, combined with Erste Bank's leading market position in Austria, allowed assets under management to expand rapidly from EUR 200 million in 2003 to EUR 440 million. The increase was driven by successful marketing to institutional clients in Germany and the Czech and Slovak Republics (with net inflows of EUR 120 million in Central Europe alone) as well as by energetic distribution in the Austrian retail network.

> The business unit also expanded its overall service to the retail customer base (for example, through product training for the sales force and a wider range of secondary-market services for structured products) and has broadened its product offering. A particular highlight was the launch of hedging products for borrowers to help guard against interest rate and currency risks. Erste Bank has thus become the first provider in the Austrian market to offer a hedging product in denominations suited to the needs of retail customers.

New Issues

> The EUR 275 million hybrid Tier 1 issue in March 2004 exploited the favourable market environment in this segment to improve the capital structure. This was the largest single hybrid Tier 1 transaction in Austria last year.

> In April 2004 the fixed-interest 10-year benchmark bond maturing in September 2013 was re-opened by issuing an additional tranche of EUR 250 million, bringing the total to EUR 1 billion.

> Erste Bank again demonstrated the effectiveness of its issuance strategy: Although an A1-rated institution (Moody's rating), its bonds traded near the level of peers' AA3 issues.

New Issues 2004 – by country


1.8 %
Other
10.5 %
Asia
3.0 %
Benelux
11.3 %
Germany
11.0 %
France
2.8 %
Great Britain
5.9 %
Italy
53.7 %
Austria

New Issues 2004 – by investor type


1.6 %
Other
6.6 %
Savings banks
15.9 %
Insurance
15.3 %
Asset Managers
25.0 %
Banks
35.6 %
Retail customers

Asset/liability management

> The number of savings banks using Erste Bank's asset/liability management (ALM) service increased by another four institutions. This means that the ALM activities now cover 96 per cent of the total assets of Haftungsverbund savings banks.
> The liquidity management process was developed further. The group-wide liquidity rule book was approved by the Group's Boards and the procedures for regular analysis and reporting were refined and expanded.

Information Technology

> In addition to the continued consistent implementation of central, enterprise-wide IT systems for managing market risk, Erste Bank completed the group-wide introduction of a central, uniform IT solution for asset/liability management.
> In the front, middle and back office areas of Treasury and Investment Banking, the "straight through processing" initiative for process optimisation was accelerated.
> To improve the IT and information cost structure, a new information platform was successfully adopted and enterprise-wide synergies were realised in the area of information services (Reuters, Bloomberg).

Treasury Outlook for 2005

The Treasury and Investment Banking segment saw organisational changes at the beginning of 2005. The reorganisation created two new business units, Group Large Corporates and Group Treasury. The former Investment Banking unit was integrated into these two units.

This rearrangement is intended to make the product strength that exists in the treasury and capital markets organisation available not only in-house, but also to Erste Bank's customers. The new organisational structure allows for group-wide servicing of large corporate clients (from standardised financing all the way to capital market activities) by a single entity within Erste Bank.

The reorganisation of the Treasury unit with effect from the beginning of January 2005 was primarily designed to accomplish four key strategic objectives:

> the bundling of all asset classes currently traded in money and capital markets into one business unit by integrating equity trading and equity sales,
> the expansion of, and heightened emphasis on, structured products across all asset classes,
> enhancing the Large Corporates and institutional customer business with Treasury products,
> creation of the Group Investment Portfolio function, with the aim of taking into account the Group's balance sheet structure when managing its investment portfolio.

Investment Banking Strategy and goals

> The investment banking strategy continues to aim towards the goal of becoming the leading service bank in the Central European capital market. All investment banking services – from capital market transactions to corporate finance and M&A advisory, to investment research – are to be offered as a single-source provider in all countries in the region.
> In keeping with the Group's strategy, the investment banking team sees a major role in serving small and medium-sized businesses that are especially active in the Central European region, and large corporations seeking to develop their market there. In the process, next to distributing the classic investment banking products, the potential for cross-selling credit finance and derivative products will also be further utilised.
> Erste Bank is going to continue expanding its position as specialist for investment banking especially in the extended home market and to intensify partnerships with customers in Central Europe.

Investment Banking Highlights 2004

Capital markets and corporate finance

- The year 2004 produced the expected upturn in the primary market for equities in Austria, although this was driven largely by capital increases and less by initial public offerings. While there were numerous successful capital increases, the Vienna stock market saw only a single IPO in 2004.
- In addition to directing this offering and a number of smaller transactions, Erste Bank was joint lead manager last year for the largest capital increase ever conducted in Austria. In a successful combined transaction for OMV, new shares and a convertible bond were subscribed for by private investors and national and international institutions.

Equity sales and equity derivatives

- In 2004 the Austrian blue-chip stock index, the ATX, easily sustained its good trading volume of the previous years. With a sensational gain of 57 per cent, the ATX closed the year at 2,431.38 points.
- Erste Bank's equity cash and derivative sales generated profit growth of about 37 per cent, greatly exceeding the target for 2004. An excellent performance in CEE sales more than compensated for below-target earnings from the issuance business.

2004 market share in total trading volume of local securities exchanges (in %)

Institution	Market share	Position
EB Investment Hungary	20.84	1.
Česká spořitelna	8.41	3.
Erste Securities Zagreb	11.41	3.
Slovenská sporitel'ňa	3.36	9.
Erste Securities Polska	3.19	10.

Investment Banking Central Europe

- The stock market performance in Erste Bank's core markets in Central Europe received a strong boost from the enlargement of the European Union with effect from 1 May as well as from Croatia's growing closeness to the EU.
- The investment banking units of the Erste Bank Group benefited enormously from these developments, and the, in some cases already very high, market shares were maintained or further increased.

Investment Banking Outlook for 2005

- From the beginning of 2005, the Investment Banking business unit has been integrated into the new business units Group Large Corporates and Group Treasury. The capital markets division, which has formed part of the Group Large Corporates unit since 1 January 2005, will continue to position itself increasingly as a central provider of equity finance solutions and further expand the product offering in this market segment for Austrian companies.
- Through synergies resulting from this reorganisation, small and medium-sized corporate clients can be offered custom-tailored financing packages.
- The positive trend in investment banking should persist in 2005 with the further expansion of the unified marketing of all CEE investment banks in the extended home market.

The region of Central Europe represents Erste Bank's extended home market. The central significance of the subsidiaries of Erste Bank in this region reflects top quality customer service representative of the entire Erste Bank Group and customer satisfaction in the region. The leading positions of Česká spořitelna in the Czech Republic, Slovenská sporitel'ňa in the Slovak Republic, Erste Bank Hungary, and Erste Bank Croatia are presented individually in this review.

Strategy and goals

> Initially, Erste Bank defined as its extended home market Austria's neighbouring countries in Central Europe: the Czech Republic, Slovakia, Hungary, Croatia and Slovenia, with a total population of more than 40 million people.
> In the next step, Erste Bank sees its extended home market as including the second and third wave of countries aspiring to EU accession in Eastern and Southeastern Europe, a region with enormous economic potential and a total population of more than 70 million.
> The foremost requirement for succeeding in retail banking in this region is a strong market presence. Erste Bank's objective for the long term is therefore to attain a market share of at least 20 per cent in each country of the extended home market. To achieve this market position, the Group is relying both on judicious acquisitions and organic growth.
> Thanks to the consistent application of the extended-home-market strategy, the Group is not just the market leader in the Czech Republic (through Česká spořitelna a.s.) and in Slovakia (through Slovenská sporitel'ňa a.s.), Erste Bank Hungary Rt., also strengthened its number two market position in its national market last year, and Erste Bank Croatia (Erste & Steiermärkische Bank d.d.) established itself as the third largest bank in Croatia.

Holdings of Erste Bank in Central Europe[1]

Country	Erste Bank subsidiary	Ownership
Czech Republic	Česká spořitelna	98.0%
Slovak Republic	Slovenská sporitel'ňa[2]	100.0%
Hungary	Erste Bank Hungary	99.9%
Croatia	Erste Bank Croatia[3]	62.0%

1 At 31 December 2004
2 Increase in stake to 100 per cent in January 2005
3 After realignment of ownership structure of Erste Bank Croatia in January 2005

Česká spořitelna a.s.

Financials

in EUR million	2004	2003
Pre-tax profit for the year	314.1	212.9
Net profit after minority interests	209.4	122.5
Cost-income ratio (in %)	60.5	62.3
ROE based on net profit after minority interests (in %)	43.2	32.4

Compared with the previous year, Group net profit was up EUR 86.9 million or 70.9 per cent at EUR 209.4 million. The 13.5 per cent year-on-year rise in operating profit was due to an 8.3 per cent increase in operating income from EUR 761.4 million to EUR 824.6 million combined with a more modest increase (up 5.2 per cent) in general administrative expenses. This item was also significantly affected by the changes to VAT regulations in the Czech Republic (following accession to the EU effective 1 May 2004). Not only was net interest income boosted by the expansion in credit volume, but there was also a considerable increase - from an already high starting point - in commission income, especially in funds transfer operations and credit card business. This positive trend was replicated in the trading result, particularly in securities business and interest rate derivatives. The improved other operating result was due partly to the fact that goodwill depreciation (2003: EUR 40.2 million) no longer applies and partly to the fact that the 2003 figure was unusually high owing to exceptional write-downs on software and the need to form provisions for process and other risks. There was an increase in risk costs prompted by the fact that the write-back of general reserves (approx. EUR 60 million in 2003) already mentioned in the first quarter no longer applies. Thanks to the very positive earnings trend, the cost-income ratio improved from 62.3 per cent to 60.5 per cent and return on equity from 32.4 per cent to 43.2 per cent.

Highlights in 2004

> In 2004 Česká spořitelna successfully defended or further expanded its market shares in all major business areas. Thus, the share in loans and advances to customers increased from 19.5 per cent to 20.3 per cent of the market. The market share in customer deposits was more than 20 per cent.
> The total credit portfolio of Česká spořitelna (bank, unconsolidated) grew by 9.3 per cent last year to CZK 214.4 billion. Retail loans expanded by 33.6 per cent to CZK 97.1 billion, including growth of 66 per cent in mortgage loans to CZK 44.5 billion. Corporate loans were up 9.9 per cent to CZK 95.2 billion by the year-end.

- In 2004 a significant campaign was mounted in mortgage lending with the opening of 14 home and real estate resource centres, an intense focus on specialised advice for and selling of the complete spectrum of mortgage loan and housing finance products, and the expansion of the segment-specific product range. The market share in mortgages rose from 30.1 to 33.7 per cent at the end of 2004; the market share in retail mortgage loans was enlarged from 29.1 to 32.4 per cent as of 31 December 2004.
- Alternative distribution paths continued to be expanded. Access to innovative Internet banking was additionally extended to corporate customers as well. In the Golden Crown Contest, "Servis 24" (telebanking and online banking) was recognised as the best online financial product of 2004 in the Czech Republic. The number of users rose by 19.9 per cent in 2004 to 813,000. As of the end of 2004 a total of 1,121,000 customers were availing themselves of alternative distribution channels. This represented growth of 43 per cent compared with one year earlier.
- Last year Česká spořitelna again received several awards from independent organisations for the excellent service enjoyed by its approximately 5.4 million customers. Notably, it was voted the most trusted bank in the Czech Republic for the fourth year in succession in a pan-European survey conducted by Readers Digest. Likewise, Česká spořitelna defended its distinction as holder of the "Mortgage of the Year" award. For the third consecutive year, the bank was also chosen as MasterCard Bank of the Year.
- To enhance efficiency, the headcount was reduced further and the branch network optimised. The number of employees of the Česká spořitelna Group fell by 6.3 per cent to 11,639 by the end of 2004. The number of branches at the year-end was 647 (2003: 667); the number of Commercial Centres was unchanged at 16.
- The strategy set for ČS's own subsidiaries and equity interests, which called for the introduction of standards for managing holdings and the implementation of existing corporate governance rules, continued to be carried out consistently in 2004.
- With a market share of 12.8 per cent, the ČS pension fund maintained its top-four position in the Czech market. The ČS factoring business succeeded in attaining the number-one market share of 27.4 per cent in the factoring market.
- 2004 saw the market entry in the Czech Republic of s Autoleasing, a subsidiary of Česká spořitelna. Founded in October 2003, the company started operations last year and focuses on the financing of automobile leases via the distribution channels of Česká spořitelna.
- In accord with the Group strategy, a 34.5 per cent interest in the Czech building society, Stavební spořitelna České spořitelny a.s., with a book value of EUR 27.5 million was transferred from Erste Bank to Česká spořitelna as the building society's main distribution partner. Česká spořitelna thus holds 95 per cent of the shares.
- In order to concentrate on life insurance, Pojišťovna ČS, a 55 percent-owned subsidiary of Česká spořitelna (45 per cent are held by Sparkassen Versicherung AG) in January 2004 sold its property insurance business to Kooperativa pojišťovna, the Czech subsidiary of Wiener Städtische Versicherung; 640,000 customers were transferred to Kooperativa. The sale proceeds of CZK 2.9 billion was recognised in 2004.
- In 2004 Česká spořitelna also won the mandate to manage the accounts of the European Commission for the Czech Republic. Furthermore, the Czech institution began co-operation with the European Investment Bank (EIB) to support infrastructure projects.
- ČS Asset Management, Investiční společnost České spořitelny, a.s., kept the top market position in domestic investment funds. Fund assets grew by CZK 10.6 billion to CZK 58.9 billion by the end of 2004.

Goals and outlook for 2005

- At the centre of Česká spořitelna's activities in 2005 under the intensified collaboration in the Erste Bank Group are the further expansion of lending to customers and greater cross-selling. The target for 2005 is to maintain the local return on equity above 20 per cent.

Slovenská sporitel'ňa a.s.

Financials

in EUR million	2004	2003
Pre-tax profit for the year	85.6	61.3
Net profit after minority interests	59.6	32.7
Cost-income ratio (in %)	59.0	52.9
ROE based on net profit after minority interests (in %)	48.8	36.5

Interest income at Slovenská sporitel'ňa (down from EUR 234.7 million to EUR 185.8 million) was significantly affected by the previously mentioned one-off effect at the Slovakian building society PSS in the previous year (resulting in an extraordinary inflow of EUR 36 million). In addition to higher refinancing costs for the acquisition by Erste Bank of a 10 per cent stake in Slovenská sporitel'ňa, the general interest climate in Slovakia - especially with regard to the large securities holdings which Slovenská sporitel'ňa had to take over in the wake of the restructuring prior to the privatisation - was unfavourable, and only part of the decrease could be compensated for, despite growth in lending business. Thanks to impressive gains in commissions from payment transfer operations (EUR 9.4 million or up 28.0 per cent) and lending business (EUR 4.8 million or up 41.0 per cent), net commission income was 28.6 per cent higher than in 2003 at EUR 66.4 million. Trading income, most notably from foreign exchange and securities business, also grew notably, gaining 52.8 per cent to EUR 16.5 million. Despite high inflation and negative exchange rate effects, general administrative expenses were kept more or less stable at 2003 levels thus surpassing the forecast. The fall in operating profit from EUR 139.9 million to EUR 110.2 million was mainly down to the positive impact of the aforementioned one-off item in the previous year. Excluding this item (EUR 36 million), there would be a slight increase in the operating result. The marked improvement under other operating result is attributable to one-off valuation adjustments and provisions made in 2003. Minority interests decreased as a result of the increase of the Erste Bank shareholding in Slovenská sporitel'ňa from 70 per cent to 80 per cent in the second quarter of 2004. On the back of these favourable developments, return on equity rose from 36.5 per cent to 48.8 per cent, while owing to the aforementioned one-off effect in 2003 the cost/income ratio worsened from 52.9 per cent to 59.0 per cent.

Highlights in 2004

- In April 2004 Erste Bank had raised its interest in Slovenská sporitel'ňa to a total of 80.01 per cent by purchasing another 10 per cent stake from Slovakia's national property fund. In January 2005 this was followed by the exercise of a call option to buy the remaining 19.99 per cent of the Slovak financial institution from the European Bank for Reconstruction and Development (EBRD). Erste Bank thus now owns 100 per cent of the shares of Slovenská sporitel'ňa.
- With total assets of SKK 235.4 billion at the end of 2004 and a market share of 20.2 per cent, Slovenská sporitel'ňa remains the leading bank in the Slovak Republic. Its 2.5 million customers benefited from product innovations, improved service quality in the different customer segments and optimisation of transaction processes.
- Slovenská sporitel'ňa achieved gratifying growth in lendings. Loans and advances to customers rose by 10.8 per cent to SKK 60.5 billion, with the retail portion of this portfolio in local currency increasing 39 per cent to SKK 27.1 billion. Retail mortgage loans expanded by 41 per cent to SKK 8.7 billion.
- Total customer deposits remained steady compared to the previous year, at SKK 172.7 billion. There was a general rotation in favour of investment funds and life insurance products.
- The utilisation of alternative distribution channels was boosted further. Thus, in 2004 the total number of electronic banking users grew by 21.3 per cent from 320,000 to more than 406,000.
- To raise efficiency, the staff count was reduced and the restructuring and redimensioning of the branch network were completed, bringing the new total to 333 branches. The number of employees at Slovenská sporitel'ňa at the end of 2004 was down 5 per cent year-on-year to 5,083 (2003: 5,283).
- In March 2004 Leasing Slovenskej sporitel'ne, a subsidiary of Slovenská sporitel'ňa and EBV-Leasing, opened its doors to the public. In 2004 it already concluded 337 lease agreements.
- In factoring, Slovenská sporitel'ňa expanded its share of the market from the 2003 level of 22 per cent to more than 50 per cent, thus becoming the market leader in Slovakia.
- Three years after its establishment, the asset management subsidiary of Slovenská sporitel'ňa - whose SPORO Money Market Fund became the first investment fund in Slovakia to reach a size of more than SKK 10 billion - commands a market share of 31.8 per cent.
- A very good year was recorded by life insurance firm Pojstovna slovenskej sporitel'ne, a.s., which at the end of 2004 was the fifth largest in the market with a share of 5.3 per cent, and second largest in new business, where its market share reached 19.5 per cent.

Goals and outlook for 2005

- In 2005 Slovenská sporitel'ňa plans to expand its credit portfolio strongly in all customer segments and increase its market shares. The target for 2005 is a local return on equity of at least 20 per cent.

Erste Bank Hungary Rt.

Financials

in EUR million	2004	2003
Pre-tax profit for the year	31.3	14.7
Net profit after minority interests	31.5	13.2
Cost-income ratio (in %)	68.1	70.0
ROE based on net profit after minority interests (in %)	24.0	23.8

Because of the inclusion of Postabank in the accounts from 2004 onwards, it is not possible to draw a meaningful comparison with the figures for 2003. Integration of Postabank into EBH was successfully concluded with the IT link-up in the fourth quarter. The Group results clearly show that, even in this first year, performance was well above expectations. The distinct quarter-on-quarter improvement in the final three months of 2004 is attributable to conservative profit accruals and deferrals following the integration of Postabank in the previous quarters and a repricing effort in the fourth quarter of 2004.

Highlights in 2004

- The merger of Erste Bank Hungary with Postabank to form Erste Bank Hungary Rt. created the second largest retail bank in the country, with a leading position in investment banking and leasing services. The swift progress in the integration of the two banks, combined with earlier-than-expected approvals by the supervisory authorities and the court of commercial registration, permitted the merger of the two banks to acquire legal validity as early as the first day of September 2004. Erste Bank's ownership interest in Erste Bank Hungary Rt. is 99.9 per cent.
- The integration programme launched in January 2004, consisting of 24 projects, was successfully completed at the end of November 2004, less than a year after the acquisition of Postabank.
- As part of the integration, resources at the head office and in the distribution organisation were streamlined. The number of employees was reduced by nearly 23 per cent to 2,435. Furthermore, in view of overlaps in the branch networks of Postabank and Erste Bank, the number of branches was cut by 53 through mergers and closures to a new total of 142 outlets by year's end.
- The strategic partnership with the Hungarian postal service is distinguished by extensive cross-selling opportunities. In this context, partnership agreements regarding the distribution of important standard banking products (deposits, account management, and retail loans) and investment funds were revised and newly concluded.
- Through strong growth in lending, the bank won market shares both in the retail segment, where outstanding loans grew from HUF 268 billion at the end of 2003 to HUF 351 billion one year later, and with corporates, where the loan book expanded from HUF 367 billion to HUF 435 billion. The market share at the end of 2004 was 8.0 per cent in retail credit and 8.5 per cent in business lending.
- While consumer deposits eased, net inflows into investment funds grew significantly. Thanks to a pronounced increase in sales of proprietary funds, the market share jumped nearly fourfold from 2.6 per cent to 9.5 per cent.
- The merging of the leasing activities of Erste Bank Hungary and Postabank, as well as substantial growth in financing volumes, pushed up the market position in auto leasing from 9.2 per cent to 10.4 per cent.
- Erste Investment Bank Hungary enlarged its market shares in all business segments; in equity trading its share of the market reached more than 20 per cent. In foreign exchange trading, Erste Investment Bank Hungary is the market leader.

Goals and outlook for 2005

- As a high priority, Erste Bank Hungary intends to complete the last remaining integration tasks by the end of the first half of this year.
- Besides cementing its market position as the second largest retail bank in Hungary, dominant goals are the further expansion in housing loans (with special emphasis on foreign-currency lending), in savings products (particularly deposits and investment funds) and in all segments of corporate banking, including public sector clients.
- The scope for cross-selling is to be more fully exploited both through the implementation of the new collaboration models with the Hungarian Post and the introduction of new financial planning tools, such as Finance Check, among others.
- By the end of 2005, Erste Bank Hungary Rt. aims to significantly improve return on equity.

Erste Bank Croatia
(Erste & Steiermärkische Bank d.d.)

Financials

in EUR million	2004	2003
Pre-tax profit for the year	42.2	23.7
Net profit after minority interests	21.6	21.3
Cost-income ratio (in %)	56.6	67.1
ROE based on net profit after minority interests (in %)	17.6	24.2

Pre-tax profits showed a 78.1 per cent year-on-year increase to EUR 42.2 million. Thanks to increased business volume, interest income was up 12.1 per cent at EUR 84.5 million. Commissions - especially in payment transfer business - rose 33.6 per cent to EUR 16.7 million, while trading income was 17.8 per cent up on the previous year's figure at EUR 12.6 million. Strict cost management enabled Erste Bank to improve on its third-quarter forecast that general administrative expenses would be unchanged on the previous year: in fact, this cost item was trimmed by 2.7 per cent to EUR 64.3 million. Group profit at Erste Bank Croatia was slightly (up 1.6 per cent) higher at EUR 21.6 million - despite the fact that no loss carry-forwards appeared in the accounts, unlike in 2003, and the fact that minority interests were higher owing to the transfer of shares to Steiermärkische Bank and Sparkassen AG. Return on equity fell to 17.6 per cent as a result of the increase in allocated equity capital, while the cost/income ratio fell sharply from 67.1 per cent to 56.6 per cent.

Highlights in 2004

> With almost 550,000 retail customers served by 120 branches throughout the country, Erste Bank Croatia is Croatia's third largest bank in this market segment. In 2004 the bank concentrated on mortgage loans, the acquisition of new customers, the card business and complementary financial services. Other new products and services consisted of co-branded credit cards with associated marketing campaigns, the continual refinement and expansion of new functionalities delivered via the alternative distribution channels, and further credit and savings products.

> Highly successful in its cross-selling, Erste Bank Croatia was able to boost the number of complementary financial services products in its offering (life and property insurance, investment funds and building society savings) and achieve unit sales growth of more than 150 per cent compared to the corresponding period in 2003.

> As a result of these activities, Erste Bank Croatia increased its market shares in retail lending and in deposits by 1 percentage point and currently has about 10 per cent of the Croatian retail loan market and 9.5 per cent of the nation's retail deposits. Outstanding loans to business clients grew by 40 per cent compared to the year before. Erste Bank Croatia was particularly successful in the segment of small and medium-sized companies (SME), where the bank differentiated itself from competitors by virtue of efficient products, swift credit decisions and proactive, flexible marketing.

> Erste Bank Croatia is one of Croatia's leading banks in the delivery of government-subsidised credit programmes created specifically to support and develop the SME and export sectors. On the strength of its success in distribution, in 2004 Erste Bank Croatia increased its market share in corporate lending from 9.2 per cent at the beginning of the year to about 11.5 per cent at the end of December 2004. In corporate deposits, the bank's Croatian market share rose by approximately 0.5 percentage points to a new level of about 10.3 per cent.

> Despite the strong growth in lending to corporate and retail customers, the quality of the Erste Bank Croatia portfolio continued to improve as the share of Non-performing loans was brought down. At the same time, the degree to which provisions covered Non-performing loans was lifted to more than 90 per cent.

> As part of the continuous efforts to heighten service quality, the bank completed a number of initiatives to enhance the market recognition and optimise internal processes, and was able to reduce operating costs. Erste Bank Croatia opened three retail branches in Dubrovnik, Virovitica, and Zadar and three SME banking centres in Pozega, Koprivnica, and Dubrovnik. Erste Bank Croatia also improved the data network for additional services such as Internet banking and telephone banking and to support the ATM network, and implemented processes for new, market-focused improvements and development of the bank's core system.

Goals and outlook for 2005

> Erste Bank Croatia this year plans to cement its position as the third-largest retail bank in the Croatian market and to expand its market shares in retail and corporate banking (especially with SMEs), both on the lending side and in deposits.
> Some of the measures to achieve these goals are the optimisation of the product portfolio, the launch of new, made-to-measure credit and deposit products, and greater cross-selling. The bank also plans to open five more branches.
> Erste Bank Croatia targets for the end of 2005 to reach a local return on equity of more than 18 per cent.

Key figures of Erste Bank subsidiaries in Central Europe (IFRS) – as reported by stand-alone entities

	Česká spořitelna		*Slovenská sporitel'ňa*		*Erste Bank Hungary**		*Erste Bank Croatia*	
in EUR million	2004	2003	2004	2003	2004	2003	2004	2003
Operating result	358.7	314.2	120.3	145.7	103.7	44.9	55.7	39.7
Profit for the year	270.8	234.9	80.9	66.3	27.3	18.5	38.6	29.9
RoE (in %)	23.8	23.7	20.1	19.2	11.7	8.2	17.6	14.7
Cost-income ratio (in %)	58.0	59.8	56.6	51.9	62.9	78.6	48.9	62.3
Total assets	19,052	17,095	6,126	5,060	4,760	3,805	3,360	2,551
Shareholders' equity	1,257	1,062	432	377	253	211	219	210
Number of employees	11,639	12,420	5,083	5,283	2,435	3,145	1,441	1,463
Number of customers (in million)	5.4	5.5	2.5	2.5	0.9	0.4	0.6	0.6
Number of branches	647	667	333	339	142	194	120	118

* 2003 Erste Bank Hungary and Postabank excl. restructuring expenses of Postabank

The International Business unit comprises the small and medium-sized corporates business of the branches in London, New York and Hong Kong and also encompasses the foreign business of Erste Bank Vienna, including the interbank transactions not handled by the Treasury unit.

Financials

in EUR million	2004	2003
Pre-tax profit for the year	120.4	94.1
Net profit after minority interests	93.6	70.1
Cost-income ratio (in %)	19.1	20.2
ROE based on net profit after minority interests (in %)	23.1	18.3

The consistently strong performance was further improved in 2004. Profits were boosted by the reduction in risk provisions at the New York branch, while stable costs and tax breaks also helped lift earnings from EUR 70.1 million to EUR 93.6 million. The cost-income ratio improved from 20.2 per cent to 19.1 per cent, while return on equity rose from 18.3 per cent to 23.1 per cent.

Strategy and goals

> The aim of the International Business unit is to increase risk-return diversification over and above that of the credit portfolios in the Erste Bank Group's home market.
> The unit is focused on the syndication market and not on direct lending to customers.
> To ensure a stable long-term contribution to the Erste Bank Group's net earnings, all profit centres actively manage their credit portfolios by risk-return criteria.

Highlights in 2004

New York profit centre

The New York branch focuses on corporate, trade and project finance.

> About two-thirds of all lending by the New York office consists of syndicated senior secured loans to corporate clients.
> As a result of a high volume of early redemptions in December and development of US Dollar/Euro currency rates , the loan portfolio contracted as of the end of 2004.
> Despite the difficult market conditions - 65 per cent of new loans in the US market carry single-B ratings and thus do not meet Erste Bank's quality standards - and the heavy pressure on margins amid strong competition for lending from investment funds, banks and specialised investors (CLOs), net profit in New York continued to increase in 2004.
> Given the benign economic environment and low or declining default rates, credit demand is expected to remain vigorous in 2005.

Commitments - New York profit center (in EUR million)


2,827
2,081
1,592
1,403
2001
2002
2003
2004

On account of the changed presentation of exposures for guaranteed credit lines comparability of data to previous years is limited.

London profit centre

The activities of the London branch comprise asset-backed securities, acquisition financing, and trade, real estate and aircraft finance.

> In parallel with strong growth in the asset-backed securities market, margins there fell sharply. Erste Bank's new business in this market segment was therefore unable to match expectations.
> The further expansion of the acquisition financing portfolio proved to be difficult as risk-return profiles very frequently did not meet requirements. Growth opportunities in this segment arose in Central Europe, where Erste Bank is the market leader in the Czech Republic despite mounting competition.
> In trade finance, the branch specialised in crude oil and petroleum derivatives in the former Soviet Union, the Middle East and Africa. However, after Russia received investment grade credit ratings last year, margins there declined as well.
> As a result of redemptions and active portfolio management the share of higher risk categories in the portfolio was reduced from 16 to 11 per cent.

Commitments - London profit center (in EUR million)


1,999
2,216
2,360
2,539
2001
2002
2003
2004

On account of the changed presentation of exposures for guaranteed credit lines comparability of data to previous years is limited.

Hong Kong profit centre

The Hong Kong branch lends to financial institutions, national governments and top companies in the Asia-Pacific region and is also active in asset-backed securities.

> Despite the general deterioration in the risk-return ratio caused by the rising supply of capital to the market in 2004, new business (resulting especially from exposure in Australia, India and Korea) was 20 per cent above target.
> The portfolio's credit quality improved compared to the previous year; the share of assets rated investment grade rose from 85 to 87 per cent.
> Governments, banks and multilateral organisations accounted for 73 per cent of portfolio exposure at the end of the year.

Commitments - Hong Kong profit center (in EUR million)


1,705
1,665
1,825
1,871
2001
2002
2003
2004

On account of the changed presentation of exposures for guaranteed credit lines comparability of data to previous years is limited.

Vienna profit centre

International Business in Vienna concentrates on lending to national governments and to banks. The strategic focus is placed on maximum net profit while aiming for the greatest possible diversification of country risks (taking account of different credit ratings and maturities).

> In accordance with Erste Bank's strategy, the unit maintained considerable exposure in Central Europe, as well as supporting the activities of the banking subsidiaries in this region.
> The portfolio quality remained impressive in 2004, with investment grade assets accounting for 87.1 per cent of the total. Exposure to banks and sovereigns made up 94 per cent of the portfolio.
> Despite high redemptions, the portfolio was expanded by EUR 810 million to EUR 7.2 billion. At the Vienna profit centre as well, lending to EU accession countries in particular was marked by declining margins as a result of the high liquidity.
> The profit centre is increasingly focusing on arranging syndicated loans in order to partially offset the lower margins with higher commission income.

Commitments - Vienna profit center (in EUR million)


5,602
5,196
6,303
7,156
2001
2002
2003
2004

Outlook for 2005

> The International Business unit continues to pursue the strategy of generating a steady income stream.
> With demand for assets rising even as credit terms in some cases deteriorate, a key task is to secure the quality of the credit portfolio and thus preserve the invested capital and safeguard profitability.
> In view of Basel II, the portfolio mix increasingly favours capital-efficient products.
> Excess liquidity and the resulting high demand for investments will probably continue to exert pressure on margins in all segments in 2005.

Corporate Centre

The Corporate Center segment supports the pursuit of Erste Bank's strategic goals by providing marketing, organisation, and information technology services. Erste Bank's growing e-business was also assigned to this segment. In addition, the Corporate Center segment encompasses accounting, controlling, settlement, participations management, non-banking subsidiaries and subsidiaries that support the banking activities.

_____ The accounts for the Corporate Center show miscellaneous Erste Bank AG items, the auxiliary units, the consolidation, special effects of the goodwill impairment test and the exceptional proceeds of the sale of the property insurance arm of Czech Insurance. The last of these largely explains the increase in minority interests. In addition, the fourth-quarter accounts for this segment show the proceeds of the sale of Investkredit AG in the amount of EUR 50 million (after tax). As already reported in the first quarter, in 2004 taxable assets were subject to a one-off depreciation charge resulting from the reduction in Austrian corporation tax from 34 per cent to 25 per cent from 2005 onwards. This produced a significant increase in the tax charge compared with the previous year.

Marketing Strategy and goals

> The mandate of the Group Marketing unit is to maintain and develop a brand image in the extended home market that is progressive and moves with the times. This group-wide responsibility involves the development of marketing strategies that fit both market conditions and customers' needs. The strategic branding, accompanied by a corresponding communication strategy, aims to entrench a distinctive brand image in consumers' minds.

Marketing Highlights in 2004

> Erste Bank together with the savings banks further reinforced the joint market positioning that is symbolised by the double logo. The advertising recall rate, at 51 per cent in the fourth quarter of 2004 (Source: "Werbetracking"), is the highest in the history of the joint advertising of Erste Bank and the savings banks, and surpasses that of any other Austrian bank (Source: ETB 2004).

> The already very high recognition of the maxim "Every relationship is about people" was raised further from the previous year's level and reached 60 per cent in the fourth quarter.

Recognition of the maxim "Every relationship is about people"



40%
53%
60%
4th quarter 2002
4th quarter 2003
4th quarter 2004

> The first half of 2004 was very much dominated by the European Union's eastward enlargement. Prompted by this historic event, Erste Bank issued a substantial information brochure for its small and medium-sized business customers. This business guide to Central and Eastern Europe provides important contacts and addresses to facilitate a successful market entry in each new country of the EU. It also summarises local tax and legal features that differ from EU law. Workshops and other events centring on this subject were held throughout the year, bringing the Erste Bank Group's CEE expertise to a wider audience.

> In retail banking, using active target group management that concentrated especially on youth and seniors, Erste Bank achieved a market share of more than 19 per cent in 2004 in the Vienna area. With the savings banks included, the market share reached the highest level since 1999. As measured by customer share in Austria, the savings banks, at 21.6 per cent, attained the strongest market share since 1997, benefiting from having taken over local Erste Bank branches.

> In Vienna in particular, Erste Bank has a disproportionately large share of the consumer retail banking market. As a partner to the professions, Erste Bank and the savings banks are the market leader in Austria.

Market share among professionals in Austria

Share in %	Erste Bank and savings banks	Erste Bank	Savings banks
Professions in total	58	28	37
Physicians	51	27	30
Lawyers/notaries	71	28	51
Pharmacists	58	22	46
Accountants	69	34	46
Civil Engineers	54	24	35

Source: Fessel-GfK

- The fact that the implementation of the Group's cohesive corporate design (with five bank brands represented by a single visual identity) has been an unqualified success is confirmed by the numerous awards won in 2004.
- In 2004 the Erste Bank Group was recognised as Retail Group of the Year by Lafferty Group.
- Česká spořitelna was named "Most Trusted Bank" of 2004 by MasterCard, while The Banker named it "Bank of the Year".
- Slovenská sporiteľňa won the GfK Slovakia "Koloseum-award" for best brand in the banks category.
- Erste Bank Croatia for its part won laurels as the bank with the best media relations ("Golden share award").

Marketing Outlook for 2005

- The positioning of Erste Bank and the savings banks as excellent financial services providers continues apace and is underpinned by a new large-scale marketing campaign. Even more than in the past, this campaign emphasises the core competence of Erste Bank and the savings banks – the advisory and service strength of their customer service staff – and thus provides powerful sales support.
- In terms of subject area, the advertising drive focuses especially on the broad market segment of precautionary savings (such as for retirement) in order to meet this growing societal need with appropriate products. The marketing messages increasingly also address the requirements of people in the later stages of life, highlighting custom-tailored services such as estate planning.

Organisation & IT Strategy and goals

- Following the concentration in recent years on international acquisitions and their integration into the Erste Bank Group, in 2004 the focus was on a detailed stock-taking of the available infrastructure and systems and of their contribution to value creation.
- Based on this analysis, a long-term IT strategy was developed with the aim of realising substantial and sustained cost reductions while ensuring a strategic competitive advantage through focused use of information technologies.
- The primary goals and responsibilities of Group IT are to provide and ensure, at optimal cost, the IT support for day-to-day business operations as well as to actively manage IT-related operational risk for Erste Bank and the Austrian savings banks.
- In the present Group transformation process, Group IT's mandate in respect of the Group strategy projects is to determine, together with the business units, under what circumstances and by what means a competitive edge can be gained through the strategic deployment of IT.
- In 2004 the harmonisation and standardisation of IT-related infrastructure and IT processes remained key thrusts of continued cost reduction.
- The group-wide planning of IT resources, which balances out local preferences, helps Erste Bank to earn a maximum return on its IT investment. Indispensable cornerstones of this effort are the focus on strategic business targets and the optimal use of IT resources.

Organisation & IT Highlights in 2004

- Through formulating a medium- and long-term IT strategy, a roadmap was created for the future IT structure of the Erste Bank Group. As part of this project, all opportunities to save costs were thoroughly analysed and the following specific initiatives were launched:
  - Decentralised Computing – Cost savings through a uniform group-wide approach to making desktop computers, printers and related devices available
  - Core SAP – Feasibility study of merging the SAP centres of excellence and bundling development activities
- The planning processes for IT projects were improved significantly throughout the Group. This set the stage for reaping synergy benefits, such as from common enterprise-wide procurement, demand-pooling and similar initiatives.
- Basel II implementation remains solidly on track, with a number of important interim targets achieved last year:
  - A group-wide central data pool for risk information relevant to Basel II was successfully implemented.
  - The first results from the computation of Basel II risk parameters (probabilities of default, redemption ratio and collateral recovery ratio) based on historical data were produced.
  - A new tool for collecting data on operational risks, as well as the securities database, also went live.
- The renewal of the core banking information systems in Austria, with an emphasis on account management and booking, continued to good effect. This led to a cost reduction in running IT expenses.
- The first steps in implementing the payments collaboration with the banking group Bawag/PSK were carried out as planned (the physical combination of payments processing at the same premises and preparations for test runs in the international-payments sub-project). By 2007 the project; will enable both banks to process payment transactions with much greater efficiency.

Projects in Central Europe

> In Croatia the merger of Erste Bank Croatia and Riječka Banka was completed through the timely conclusion of the IBIS RB migration project (integration of the two banks' IT systems).
> The centralisation of the databases of Slovenská sporitel'ňa's core banking information system realised substantial synergies. In addition to a significant reduction in operational risk, the system's performance improved strongly as well, resulting in a higher quality of customer service.
> Starbank, the core system at Česká spořitelna, was completely upgraded, laying the foundation for further centralisation of back office processes and enhanced integrated customer care and risk management. The April 2004 rollout of CRM (customer relationship management) software in the Česká spořitelna branches has resulted in a significant strategic advantage over the other banks in the Czech Republic.
> After the integration of products and banking processes, the first phase of the migration of Postabank's IT systems (retail customers and bank cards) to Erste Bank Hungary was completed on 1 November 2004, ahead of schedule.

Organisation & IT Outlook for 2005

> The same budgetary strategy as in the past years will be pursued consistently in the whole Group in 2005, with the goal of realising additional earnings potential or improving the coverage of customer needs.
> The processes of optimisation and adjustment continue in 2005. These enterprise-wide processes for the optimal use of IT-related resources will be supported by a newly established IT portfolio management office.
> Since the beginning of 2005, an IT study has been under way to evaluate synergies achievable (through resource-pooling, shared software applications and processes) between the existing development units at the subsidiaries and the Group-level IT development departments.
> As part of the Group's synergy projects, a new standardised card strategy was developed. Based on the development steps identified, a team of experts from all banks will support the required implementation measures.
> With the "New Front End" project, a fully integrated business interface for branch staff will be made available at Česká spořitelna that will create significant cost reduction potential in branch operations through system integration and process redesign.
> Expected customer demand in the area of securities and private retirement savings in the Slovak Republic is being met by the expansion of a Group solution. The securities sales desk and back office will in the future be supported by a solution from the ecetra.com online trading subsidiary. This system will be implemented in 2005.
> In the Slovak Republic in 2005, key activities will be business process optimisation and reengineering. A critical review of all relevant banking processes is to play a significant role in reducing costs and boosting profitability of the bank.

E-Business Strategy and goals

> Erste Bank's core strategy of giving customers the choice of how and when to use its services has been implemented. E-business is no longer seen merely as the electronic delivery of standard services, but also as an emerging channel for the distribution of simple financial products.
> The development and roll-out of Erste Bank's electronic banking products continues to be carried out in collaboration with the Austrian savings banks.
> In Central Europe as well, Erste Bank offers e-business services through its subsidiaries and is accelerating the development of these channels in the region.

E-Business Highlights in 2004

> The number of retail customers of the Erste Bank Group using netbanking, the Internet-banking product, continued to grow rapidly, rising by 15.3 per cent last year to 570,000. By the end of 2004, one-quarter of all domestic payments transactions were already being conducted via netbanking. Likewise, online account statement transactions increased by 29 per cent to almost 2.2 million last year, and the number of online requests to customer service representatives rose by 90,000, or 44 per cent, to just under 130,000. In 2004 a total of 22 million customer contacts were registered across all electronic transaction channels (2003: 16 million).
> The approximately 2,200 higher-interest "ProfitKonto" current accounts and more than 500 building society contracts that were added via netbanking in 2004 bear witness to the growing success of the drive to sell standard banking products online.
> Similarly, the customer base of nettrading and brokerjet, the two securities trading platforms designed for clients with different investment horizons, expanded by over 15 per cent to 23,029 customers.
> The shift in payment services away from conventional, physical settlement (using paper or physical storage media) towards electronic delivery for corporates, real estate clients and institutional customers, advanced markedly in 2004 thanks to a strong focus on converting likely users to this new channel. In domestic payments, in 2004 more than 65 per cent of all payment orders by the whole of Erste Bank AG's corporate customers were placed electronically (for medium-sized and large companies, the figure was 85 per cent). In the previous year, the respective levels of use were 55 per cent and 76 per cent. Paper-based domestic payments account for less than 4 per cent of domestic payments while physical storage media (including diskettes and tape cartridges among others) make up 30 per cent.

> telebanking, the electronic payment platform for businesses, saw growth of about 7 per cent in its customer base. Customers' use of telebanking has greatly intensified. The more than 8 million payments transacted through this product in 2004 represent an increase of some 28 per cent on the previous year. The volume of funds transferred through telebanking grew 15 per cent to a new high of EUR 22 billion. A new version of telebanking was released last year. Attractive features of the software include a new database for the rapid processing of large amounts of data, fully integrated use of telebanking on networks, and digital-signature capability.
> netpay, the online payment system created by Erste Bank and the savings banks for convenient and secure payment for Internet purchases, saw a very positive development. Once the product had established itself in the market in 2003, last year was defined by strong expansion. There was substantial growth in the number of participating online store operators from a wide range of industries (90 merchants at the end of 2004) as well as the number of users and transactions. By December, the number of transactions per month had grown sevenfold compared to one year earlier.
> The e-business activities in Central Europe continued to expand in 2004. Thus, at the end of the year, Česká spořitelna already counted over 931,000 users of non-traditional channels, 16.2 per cent more than one year earlier. At Slovenská sporitel'ňa over the same period, the number of electronic banking users rose 21.3 per cent from 320,000 to more than 406,000.

Customer numbers in e-business (Erste Bank and savings banks in Austria)


19,000
8,000
107,000
223,000
33,000
14,000
242,000
386,000
43,000
20,000
329,000
492,000
58,000
23,000
388,000
570,000
2001
2002
2003
2004
netbanking
phonebanking
nettrading und brokerjet
ecetra members

E-Business Outlook for 2005

> This year, in order to further increase the use of electronic channels, the priority is to encourage customer involvement through, for instance, marketing partnerships, sweepstakes, customer information campaigns and other efforts. In addition, online sales of standard products will remain a core part of the business.
> In 2005 the web portal of Erste Bank and the savings banks will be given a new structure and further improved, based on an in-depth analysis of usage and customer data, with the transaction and information divisions to be merged.

Total credit exposure

- > The credit exposure corresponds to the total of the balance sheet items loans and advances to credit institutions and loans and advances to customers, all fixed-income securities (held in the trading book or as investments available for sale or financial investments), off-balance sheet credit risks in the form of guarantees and letters of credit, and finally the investment portfolio of insurance company s Versicherung.
- > The total credit exposure of the Erste Bank Group as of 31 December 2004 was up 9.5 per cent (by EUR 11.4 billion) on one year earlier to EUR 131.8 billion. Of this increase, EUR 3.0 billion was recorded at Erste Bank AG (largely representing interbank business and securities investments of the Treasury unit as well as International Business), EUR 5.1 billion was accounted for by the subsidiaries in the Central European core markets (with growth in outstanding loans, especially retail credit), EUR 1.7 billion represented the Haftungsverbund savings banks (thanks particularly to increases in retail lending and housing finance) and EUR 0.9 billion was generated by s Versicherung.

Trend in credit quality

Total credit exposure by risk class in 2004 (in %)


85.0%
Low risk
9.4%
Management attention
2.6%
Substandard
2.9%
Non-performing

- > The increase in total credit exposure occurred solely in the best risk class (Low Risk), while volumes in the categories Management Attention, Substandard and Non-performing declined.
- > 85.0 per cent of the Erste Bank Group's total credit portfolio is now in the best risk category; the relative importance of the other risk classes eased along with their absolute volumes.

Credit exposure by risk class

in EUR million	Low risk	Management attention	Substandard	Non-performing	Total exposure
Total exposure at 31 Dec. 2004	112,055	12,406	3,473	3,879	131,814
As a percentage of total	*85.0%*	*9.4%*	*2.6%*	*2.9%*	*100.0%*
Risk provisions at 31 Dec. 2004	93	107	484	2,130	2,814
As a percentage of exposure	*0.1%*	*0.9%*	*14.0%*	*54.9%*	*2.1%*
Total exposure at 31 Dec. 2003	99,825	12,498	4,070	4,038	120,431
As a percentage of total	*82.9%*	*10.4%*	*3.4%*	*3.4%*	*100.0%*
Risk provisions at 31 Dec. 2003	177	118	504	2,030	2,829
As a percentage of exposure	*0.2%*	*0.9%*	*12.4%*	*50.3%*	*2.3%*
Change in total exposure in 2004	12,230	(91)	(598)	(159)	11,382
As a percentage	*12.3%*	*(0.7%)*	*(14.7%)*	*(3.9%)*	*9.5%*
Change in risk provisions in 2004	(84)	(11)	(19)	100	(15)
As a percentage	*(47.6%)*	*(9.5%)*	*(3.9%)*	*4.9%*	*(0.5%)*

Trend in Austria and abroad

> In the following, credit exposure is broken down by the home country of the debtor; the distribution among the Erste Bank Group subsidiaries can be seen in the breakdown by segments.

> In Austria total credit exposure rose by EUR 2.3 billion or 3.7 per cent, primarily as a result of the increases at the Haftungsverbund savings banks and s Versicherung that were mentioned above.

> The low risk category saw a rise of EUR 2.9 billion or 6.2 per cent and exposure in the management attention class increased by about EUR 100 million or 1.4 per cent. Meanwhile, exposure fell by more than EUR 500 million, or by 15.8 per cent, in the substandard category and by about EUR 200 million or 5.2 per cent in Non-performing (NPL) outstandings.

Credit exposure by risk class in Austria

in EUR million	Low risk	Management attention	Substandard	Non-performing	Total exposure
Total exposure at 31 Dec. 2004	49,446	9,242	2,894	3,033	64,615
As a percentage of total	*76.5%*	*14.3%*	*4.5%*	*4.7%*	*100.0%*
Risk provisions at 31 Dec. 2004	12	20	391	1,526	1,950
As a percentage of exposure	*0.0%*	*0.2%*	*13.5%*	*50.3%*	*3.0%*
Total exposure at 31 Dec. 2003	46,545	9,111	3,436	3,198	62,290
As a percentage of total	*74.7%*	*14.6%*	*5.5%*	*5.1%*	*100.0%*
Risk provisions at 31 Dec. 2003	35	36	381	1,504	1,956
As a percentage of exposure	*0.1%*	*0.4%*	*11.1%*	*47.0%*	*3.1%*
Change in total exposure in 2004	2,900	131	(541)	(165)	2,326
As a percentage	*6.2%*	*1.4%*	*(15.8%)*	*(5.2%)*	*3.7%*
Change in risk provisions in 2004	(23)	(16)	10	22	(6)
As a percentage	*(65.1%)*	*(43.4%)*	*2.7%*	*1.5%*	*(0.3%)*

> Credit exposure **outside Austria** expanded by just under EUR 9.1 billion, or 15.6 per cent. The largest drivers of this increase were Treasury, International Business, and growth of the loan book in Central Europe.

> Here as well the increase represented almost only the best risk category (up EUR 9.3 billion or 17.5 per cent); the amount classified as NPL inched up by only EUR 6 million or 0.7 per cent while the exposure in the other risk categories contracted.

Credit exposure by risk class outside Austria

in EUR million	Low risk	Management attention	Substandard	Non-performing	Total exposure
Total exposure at 31 Dec. 2004	62,610	3,164	578	846	67,198
As a percentage of total	*93.2%*	*4.7%*	*0.9%*	*1.3%*	*100.0%*
Risk provisions at 31 Dec. 2004	80	86	93	604	864
As a percentage of exposure	*0.1%*	*2.7%*	*16.1%*	*71.4%*	*1.3%*
Total exposure at 31 Dec. 2003	53,280	3,387	635	840	58,142
As a percentage of total	*91.6%*	*5.8%*	*1.1%*	*1.4%*	*100.0%*
Risk provisions at 31 Dec. 2003	142	82	123	526	873
As a percentage of exposure	*0.3%*	*2.4%*	*19.4%*	*62.7%*	*1.5%*
Change in total exposure in 2004	9,330	(223)	(56)	6	9,057
As a percentage	*17.5%*	*(6.6%)*	*(8.9%)*	*0.7%*	*15.6%*
Change in risk provisions in 2004	(61)	4	(30)	78	(9)
As a percentage	*(43.2%)*	*5.2%*	*(24.2%)*	*14.8%*	*(1.0%)*

Credit risk distribution by sector

Credit risk by sector in 2004 (in %)


32.7%
Banking and insurance
17.8%
Private households
15.2%
Public administration
9.9%
Other
9.2%
Real estate and other business activities
6.0%
Manufacturing
6.0%
Trade
3.1%
Construction

> As in the year before, the sectors with the highest credit risk exposure were banking and insurance, households and public administration; collectively these accounted for almost two-thirds of total credit volume.

> The next highest exposure levels were found in real estate and other business as well as in manufacturing and trade.

> Except for construction, the shares of the other sectors are less than 3 per cent. The sector mix thus remains balanced, with an appropriate degree of risk diversification.

> While the sector distribution is portrayed at Group level, it is also representative of most individual companies in the Erste Bank Group – the Group is very much a retail bank with a largely uniform risk structure. Any deviations from this pattern are found mainly at entities with specialised products, such as s Bausparkasse, s Wohnbaubank (real estate) and Immorent (leasing business).

Total credit risk by sector

in EUR million	Low risk	Management attention	Substandard	Non-performing	Total exposure
Agriculture and forestry	795	274	61	91	1,221
Mining	363	403	18	33	818
Manufacturing	5,427	1,421	712	405	7,966
Energy and water supply	1,085	411	46	26	1,569
Construction	2,610	882	274	343	4,108
Trade	5,207	1,564	618	566	7,955
Hotels and restaurants	1,062	973	441	409	2,884
Transport and communication	1,609	862	110	164	2,745
Banking and insurance	42,268	682	64	42	43,056
Real estate and other business activities	8,481	2,620	525	550	12,176
Public administration	19,837	206	9	24	20,076
Healthcare and social services	889	134	38	36	1,096
Other service activities	1,080	377	107	148	1,712
Private households	20,445	1,553	443	1,013	23,454
Other	897	46	6	28	977
Total	**112,055**	**12,406**	**3,473**	**3,879**	**131,814**

> An overall credit volume increase of EUR 2.3 billion in Austria reflected a total expansion of EUR 2.7 billion in the sectors households, banking and insurance, and real estate and other business activities. At the same time, loans and advances to customers in the sectors manufacturing, construction, and trade declined by a combined EUR 0.7 billion.

> Outside Austria, most of the EUR 9.1 billion increase in credit exposure occurred with banking and insurance, and public administration, whose combined volume grew by EUR 5.3 billion. Strong growth was also registered in exposure to private households, up EUR 1.5 billion or 30.8 per cent. The expansion in retail lending in Central Europe, due mostly to growth of 38 per cent at Česká spořitelna, made up 92 per cent of this increase.

> The foreign component of the credit exposure rose in 2004 from 48 to 51 per cent. However, both the already described sectoral breakdown of this increase and its regional distribution presented below show that this did not result in a significant change in the credit risk profile of the Erste Bank Group.

Credit risk by sector in Austria

in EUR million	Low risk	Management attention	Substandard	Non-performing	Total exposure
Agriculture and forestry	504	190	50	69	813
Mining	51	324	18	26	419
Manufacturing	2,750	1,016	581	308	4,655
Energy and water supply	461	167	16	4	647
Construction	2,041	801	258	310	3,410
Trade	2,855	1,185	561	443	5,045
Hotels and restaurants	741	819	389	338	2,287
Transport and communication	727	595	87	92	1,501
Banking and insurance	11,306	217	28	19	11,569
Real estate and other business activities	5,610	2,062	446	482	8,600
Public administration	6,252	47	8	5	6,311
Healthcare and social services	816	117	36	33	1,002
Other service activities	771	305	91	105	1,273
Private households	14,511	1,382	325	797	17,015
Other	49	15	0	3	67
Total	**49,446**	**9,242**	**2,894**	**3,033**	**64,615**

Credit risk by sector outside Austria

in EUR million	Low risk	Management attention	Substandard	Non-performing	Total exposure
Agriculture and forestry	290	84	11	23	408
Mining	312	79	0	7	398
Manufacturing	2,677	405	131	98	3,311
Energy and water supply	625	245	31	22	922
Construction	568	81	16	33	697
Trade	2,351	379	57	123	2,910
Hotels and restaurants	320	153	52	71	596
Transport and communication	882	267	23	72	1,244
Banking and insurance	30,962	466	36	23	31,487
Real estate and other business activities	2,872	558	79	67	3,576
Public administration	13,585	159	1	20	13,765
Healthcare and social services	73	16	2	3	95
Other service activities	309	72	16	43	439
Private households	5,935	171	118	216	6,440
Other	848	31	6	25	910
Total	**62,610**	**3,164**	**578**	**846**	**67,198**

Regional distribution of credit risk

Credit risk by region in 2004 (in %)



49.0%
Core market Austria
24.8%
Core market Central Europe
17.3%
Other EU countries
6.7%
Other Industrialized Countries
2.3%
Emerging markets

> Of the total increase of EUR 11.4 billion in credit volume, EUR 2.3 billion (20.4 per cent) occurred in Austria, EUR 5.1 billion (45 per cent) in the Central European core market, and EUR 3.6 billion (31.6 per cent) in the rest of the European Union.

> The exposure increase in Central Europe resulted from organic growth at the subsidiaries; in the other EU countries, it reflected an expansion in the investments of the Treasury and Investment Banking units and in International Business.

> Of the credit exposure of the Erste Bank Group, 91 per cent represents countries of the core market and the EU.

> Business in emerging markets grew by EUR 0.4 billion overall, but remains relatively insignificant at a share of 2.3 per cent of the total.

Credit risk by region

in EUR million	Low risk	Management attention	Substandard	Non-performing	Total exposure
Core market	**79,450**	**10,891**	**3,310**	**3,614**	**97,264**
Austria	49,446	9,242	2,894	3,033	64,615
Czech Republic	15,315	375	76	175	15,941
Slovak Republic	5,348	281	74	100	5,804
Hungary	5,869	424	130	134	6,557
Croatia	2,541	446	111	130	3,227
Slovenia	930	123	25	42	1,121
Other EU countries	**21,811**	**719**	**68**	**165**	**22,764**
Other industrialized countries	**8,433**	**246**	**58**	**46**	**8,783**
Emerging Markets	**2,362**	**550**	**36**	**54**	**3,002**
South-East-Europe/CIS	520	132	6	11	669
Asia	945	49	2	16	1,012
Latin America	600	49	28	5	682
Middle East/Africa	298	319	0	22	640
Total	**112,055**	**12,406**	**3,473**	**3,879**	**131,814**

Asset quality by segment

_____ This section describes the composition of credit exposure in terms of reporting segments. Exposure is allocated based on the domicile of the Group institutions that carry the credit risk on their books.

_____ The differences in levels of provisioning for the segments shown result from the risk situation in the individual markets, their regulatory requirements and local legal environment (particularly as it pertains to the ability to liquidate collateral and enforce claims to credit repayment).

Credit risk by reporting segment

in EUR million	Low risk	Management attention	Substandard	Non-performing	Total exposure	Non-performing loans	Total risk provisions	Risk provisions in per cent of NPL
Austria (total)	70,733	10,440	3,075	3,327	87,575	3,327	2,122	63.8%
Central Europe (total)	27,642	1,306	331	483	29,761	483	573	118.6%
International Business	13,538	660	67	69	14,334	69	119	172.9%
Corporate Centre	143	0	0	0	143	0	0	
Total	**112,055**	**12,406**	**3,473**	**3,879**	**131,814**	**3,879**	**2,814**	**72.5%**

Non-Performing loans (NPL) and risk provisions

_____ Credit assets are classified and reported as Non-performing if one or more of the default criteria set out by Basel II are met: full repayment unlikely, interest or principal payments more than 90 days past due, restructuring resulting in a loss to lender, charge-off of a loan loss, or opening of bankruptcy proceedings.

_____ The NPL amounts presented here constitute gross volumes, meaning that collateral and provisions have not been deducted.

_____ On average in the Group, risk provisions covered 72.5 per cent of reported NPL. As NPL include secured outstandings, this level can be considered sufficient, especially when taking into account the actual loss experience given default. By adopting the Basel II definition of default in 2002, Erste Bank chose a conservative approach.

_____ In 2004 NPL fell by EUR 159 million or 3.9 per cent to EUR 3,879 million. The decrease was especially significant in Austria and the International Business segment. By contrast, risk provisions for NPLs remained virtually constant at EUR 2,814 million (down by EUR 15 million or 0.5 per cent), with a reduction in provisions at Česká spořitelna offset by an increase in Austria. This resulted in an increase of 2.4 percentage points to 72.5 per cent in the degree to which NPL are covered by provisions.

Austria segment

_____ Economic growth for the year under review turned out to be better than in the year before. Nonetheless, the business environment especially for small and medium-sized enterprises remained difficult. The number both of private and corporate bankruptcies rose significantly. A particularly striking development was the increase in the number of rejected bankruptcy petitions.

Haftungsverbund savings banks

_____ In 2004 the credit exposure of the savings banks in the Haftungsverbund Agreement increased by EUR 1.7 billion or 5.6 per cent to EUR 31.4 billion. As a result of below-average growth in this sub-segment, the share of total credit exposure eased slightly to just under 24 per cent.

_____ NPL receded by 0.7 per cent and the Non-performing share of the total declined marginally from 5.6 to 5.2 per cent; thanks to an increase in provisions by 2.4 per cent the provisioning coverage of NPL improved from 71.7 to 73.9 per cent.

_____ The foreign component rose from 10.3 to 11.3 per cent, predominantly in the other EU countries. The sector mix did not change substantially, with the most prominent sectors remaining private households (their share increased by 1.3 percentage points to 26.9 per cent) and real estate (housing).

_____ As savings banks are regional institutions, credit growth varied according to local economic conditions. Retail lending tended to increase more strongly than corporate credit.

Retail and Mortgage

_____ In the reporting year the Retail and Mortgage credit exposure of Erste Bank and the subsidiaries assigned to this segment - notably Salzburger Sparkasse, Tiroler Sparkasse, s Bausparkasse, s Wohnbaubank and s Versicherung - was boosted by EUR 1.7 billion or 7.2 per cent to EUR 11.8 billion, of which half was attributable to the insurance business.The amount in the low risk category grew by more than EUR 2 billion and all other categories were successfully reduced.

Retail

_____ While business with consumers and self-employed professionals was relatively steady last year, the risk in the small-business sector mounted somewhat. The adverse economic situation and the resulting numerous small bankruptcies caused the risk profile to rise. The fierce competition meant that the effect of this development could only partially be cushioned by raising the interest margin. Erste Bank countered this trend by a more selective credit policy and by tightening its collateral requirements, which led to a tangible increase in collateral coverage (the extent to which collateral covers exposure).

_____ An improvement in this segment is expected to result from the new rating method designed for it and launched in November 2004. This procedure supports the assessment of credit risk by combining hard facts (company financial data) and soft facts (account behaviour and other characteristics) into a plausible credit rating and in addition permits continuous monitoring of the risk situation.

Mortgage business

_____ The Mortgage business of Erste Bank itself is concentrated largely in the Vienna area. Given the successful marketing of the products of s Bausparkasse by that institution in collaboration with Erste Bank and the savings banks, the Austrian retail market is very well serviced.

_____ Despite consistent strong competition and lasting price pressure, in 2004 Erste Bank's outstanding commercial housing loans were pushed up by about EUR 0.2 billion to EUR 2.9 billion.

_____ The conservative credit policy notwithstanding, the quality of credit assets in all Erste Bank Group units specialising in housing finance (which includes s Bausparkasse and s Wohnbaubank) was improved without increasing the existing overall risk of default.

_____ Last year's favourable trend is to be extended in 2005 by expanding and consolidating the market shares in the individual customer segments while continuing the existing customer-centred, risk-sensitive approach to lending.

Salzburger Sparkasse

______ Amid a renewed upswing in household lending, and by vigorously increasing the share of international customers from barely 2 per cent to more than 5 per cent, Salzburger Sparkasse marked a trend reversal in 2004 after several years of stagnation of its loan book by achieving a small gain of 2.8 per cent in outstandings.

______ In the credit quality distribution in the SME market segment, a further reduction was achieved in the critical categories. The trend was similar among retail customers, where the risk profile showed a slight improvement.

______ The emphatic objective for 2005 is to increase the size of the credit portfolio - including in the home market - while staying the course of the risk policy that, over the past several years, has led to a clear improvement in asset quality. Regarding the current quality distribution of the credit portfolio, risk costs for 2005 are budgeted to be approximately constant at about 0.7 per cent of forecast exposure.

Tiroler Sparkasse

______ In spite of the muted economic activity and generally intense competition in the Tyrol region, Tiroler Sparkasse further improved its SME credit portfolio structure and recorded growth in SME lendings.

______ The strategic focus is placed above all on winning new market share with top companies and continuing to shed the riskier parts of the existing portfolio. The sector mix is well-diversified. Limits are set for the major market segments and continually monitored. The reduction of higher-risk exposure continues to be pursued energetically. In the retail market, the strategic focus centres on home finance, where the good market position is to be further expanded while adhering to the existing risk policy.

______ Last year Tiroler Sparkasse further improved its risk profile. In NPL assets, both overall exposure and unsecured risk were brought down.

______ In view of the continuing positive trend and of (based on current knowledge) sufficient total provisions for loans and advances, a further decrease in overall risk costs is projected for the 2005 financial year.

s Bausparkasse

______ In 2004, unlike earlier years, the market showed a clearly stronger trend towards relying on financing from building societies. This allowed s Bausparkasse to cement its position as the market leader in lendings.

______ Credit volume exhibited a healthy trend, with expansion both in retail and corporate exposure. Retail volume increased from about EUR 4.4 billion in 2003 to approximately EUR 4.5 billion last year. Growth in the corporate business was vigorous, with outstanding loans and advances rising from EUR 391 million to EUR 480 million. Total credit volume increased by 3.6 per cent to about EUR 5.0 billion.

______ Like the size of the loan book, asset quality was buoyed. Thus, the quality profile of the portfolio improved, with significant trends in favour of the good or best rating classes while the NPL exposure fell steeply. In addition to these positive structural effects, much of the improvement was also attributable to the systematic elimination of legacy problem exposure.

Small and Medium-Sized Corporates

______ Against a backdrop of strained macroeconomic conditions, in 2004 Erste Bank continued the realignment of the SME business that has been under way for some time. The bank further reduced the exposure with a high risk of default or where income was not commensurate with risk. This resulted in a decrease of more than 20 per cent in credit exposure in the lower-quality client rating categories. Erste Bank compensated for this drop by adding new customers and new lendings to existing customers; total credit exposure decreased only slightly (by about 1 per cent).

______ Likewise, through the realignment of the SME business, the unsecured share of the loan book was reduced by 2.6 per cent, largely by means of higher collateral requirements, risk-adjusted pricing and selective acquisition of new clients. The sector mix of the credit exposure shows no discernible concentrations of risk.

Large Corporates

——— The persistent difficult macroeconomic environment prompted many Austrian companies to carry out further austerity programmes. These measures to improve profitability entailed a tendency to postpone business investment and thus resulted in low corporate demand for financing. In some branches of the economy, the process of industry consolidation (in construction, for instance) and crowding-out of weaker competitors (e.g. in retailing) seen in the past several years continued on a huge scale. It was mostly the big market players that prevailed, with a corresponding effect on credit demand. The investment behaviour of all levels of government as well as of providers of public services remains shaped by restrictive public sector budgets.

——— The adverse macroeconomic setting and continuing pricing pressure in the Large Corporates business was reflected in declining credit exposure. However, because of several financing deals, total approved credit lines rose slightly. Especially in the poorest rating class, credit exposure fell disproportionately steeply and the unsecured portion was also reduced.

——— For 2005, the manufacturing sector in particular expects new orders to rise significantly. We foresee a corresponding surge in investment that should also stimulate an increase in credit demand.

——— In the unfavourable market environment, new tourism project finance in 2004 was limited to a few major projects. The exposure - particularly the NPL portion - declined and collateral coverage increased.

——— In commercial real estate project finance the credit volume fell in 2004 and collateral coverage improved markedly on the previous year, especially in the NPL category.

IMMORENT

——— In international business in 2004, IMMORENT continued to benefit from economic growth above the EU average. Surges in investment were seen above all in the Czech Republic and Slovakia. New lending consisted chiefly of real estate lease financing in these two countries. The customers are largely subsidiaries of international companies, and their liabilities are thus backed by parents with good creditworthiness.

——— In domestic lending, the volume trend did not live up to expectations, due mainly to a decline in large projects.

——— With the exception of one event (for which appropriate provisions were taken), there were no material individual bad debts abroad; no specific defaults are foreseeable at present. In addition, a general provision of EUR 3.7 million has been gradually built up over the past years for all real estate credit exposure in the extended home market. Risks from consumer vehicle and equipment financing were sufficiently provisioned in the accounts of the subsidiaries.

——— The domestic business too showed no significant increase in risk costs in 2004 as a result of customer defaults. The exposure in the substandard category dwindled from about EUR 81.0 million to roughly EUR 50.4 million. The exposure in the NPL class rose only little, to about EUR 35.0 million (previous year: EUR 33.1 million).

Central Europe segment

Česká spořitelna

——— The Czech Republic's accession to the EU in 2004 created an environment conducive to improving credit quality last year. Most of the volume growth occurred in loans and advances to customers, with retail mortgages accounting for nearly half of the total increase.

——— Although NPL fell only slightly in absolute terms, the NPL share of total lending volume receded from 1.2 to 1.0 per cent thanks to overall growth of nearly 14 per cent; similarly, the substandard risk category as a share of the total eased from 0.8 to 0.4 per cent. These positive developments were driven primarily by commercial lending.

——— Both net new provisions and the stock of provisions decreased in 2004, for several reasons:

> The releasing of the provisions for exposure that is at no particular risk of default - a process begun in 2002 - was continued

> Provisions created in excess of the requirements of the banking supervisory authorities were released

> The general quality of the credit portfolio improved

——— With effect from the beginning of 2004, the rating system used for corporate borrowers at Česká spořitelna was adjusted to the Group standard.

——— The emphasis in credit restructuring activities in the corporate market segment was on early detection, while much of the higher-risk retail exposure was rapidly turned over to collection agencies.

Slovenská sporiteľňa

——— A positive environment from a credit risk standpoint was marred by competition-induced pressure on margins in commercial lending. Despite the maturing of a large percentage of the retail credits in 2004, consumers' greater readiness to borrow caused retail lendings to increase by more than one-third, with mortgages and consumer finance figuring especially prominently.

——— In the corporate segment meanwhile, outstandings registered a small dip.

——— An improvement in credit quality is evident in the reduced ratio of NPL to total exposure amid slightly higher provision coverage.

Erste Bank Hungary

——— The merger of Erste Bank Hungary with Postabank was completed in the third quarter of 2004; the merged entity's credit volume at the end of 2004 consisted of about two-thirds corporate lendings and one-third retail exposure.

——— On the retail side, almost 80 per cent represented mortgages; the strong growth in 2004 was driven in large part by foreign-currency financing.

——— NPL rose somewhat more than did provisions, but coverage remains satisfactory.

Erste Bank Croatia

——— Amid strong total volume growth of almost 34 per cent compared with one year earlier, the relative sizes of the credit categories (banks, public sector, corporate and retail) remained largely constant. The growth in the corporate portfolio unfolded at an even pace over the year while the increase in retail credit business - driven by powerful demand for mortgages and other housing loans - occurred mostly in the second half of the year and the rise in loans to banks was concentrated in the final quarter.

——— Aside from a methodology-driven increase in NPL in the first quarter of 2004 (changes in the National Bank's requirements and the application of IFRS caused a migration into the poorest risk category without an objective change in credit risk), the portfolio's risk structure displayed a positive trend and the NPL component was continually reduced from the second quarter onward.

International Business

——— International Business with its four locations (Vienna and the branches in London, New York, and Hong Kong) saw a material decline of almost 48 per cent overall in NPL. This reduction was achieved primarily by sales and write-downs of credit assets, while the new loss experience was low.

2004 Consolidated Financial Statements according to IFRS

The accompanying notes form an integral part of the financial statements.

I. Consolidated Balance Sheet of Erste Bank at 31 December 2004

in EUR thousand	Notes	at 31 Dec 2004	at 31 Dec 2003
Assets			
1. Cash and balances with central banks	12	2,722,931	2,548,758
2. Loans and advances to credit institutions	1, 13	15,513,265	13,140,025
3. Loans and advances to customers	1, 14	72,721,800	67,766,224
4. Risk provisions for loans and advances	2, 15	(2,748,775)	(2,771,653)
5. Trading assets	3, 16	4,628,261	5,259,294
6. Investments available for sale	4, 17	9,140,806	7,379,239
7. Financial investments	5, 18, 19, 49	28,866,928	26,454,438
8. Intangible assets	6, 19	1,823,409	1,868,201
9. Tangible assets	7, 19	1,722,576	1,814,078
10. Other assets	11, 20, 21	5,290,610	5,116,649
Total assets		**139,681,811**	**128,575,253**
Liabilities and shareholders' equity			
1. Amounts owed to credit institutions	22	28,551,355	25,703,928
2. Amounts owed to customers	23	68,212,546	64,838,840
3. Debts evidenced by certificates	9, 24	19,886,962	16,944,124
4. Provisions	10, 11, 25	7,328,240	6,366,096
5. Other liabilities	26	6,178,548	5,514,814
6. Subordinated capital	27	3,048,309	3,537,729
7. Minority interests		3,128,790	2,878,953
8. Shareholders' equity	28	3,347,061	2,790,769
Total liabilities and shareholders' equity		**139,681,811**	**128,575,253**

II. Consolidated Income Statement of Erste Bank for the year ended 31 December 2004

in EUR thousand	Notes	2004	2003
1. Interest and similar income		5,228,778	5,209,459
2. Interest paid and similar expenses		(2,533,270)	(2,622,618)
I. Net interest income	**29**	**2,695,508**	**2,586,841**
3. Risk provisions for loans and advances	30	(406,185)	(406,428)
4. Fee and commission income		1,358,449	1,181,614
5. Fee and commission expenses		(217,381)	(185,047)
Net commission income (Net of 4 and 5)	31	1,141,068	996,567
6. Net trading result	32	216,481	214,551
7. General administrative expenses	33	(2,592,923)	(2,460,755)
8. Income from insurance business	34	34,819	32,944
9. Other operating result	35	(27,737)	(202,132)
10. Extraordinary result		-	-
II. Pre-tax profit for the year		**1,061,031**	**761,588**
11. Taxes on income	36	(273,759)	(224,191)
III. Profit for the year		**787,272**	**537,397**
12. Minority interests		(242,751)	(184,094)
IV. Net profit after minority interests	**37**	**544,521**	**353,303**

Earnings per share

Earnings per share constitutes net profit after minority interests divided by the average number of ordinary shares outstanding. Diluted earnings per share represents the maximum potential dilution (increase in the average number of shares) which would occur if all issued subscription and conversion rights were exercised.

		2004	2003
Net profit after minority interests	in EUR thousand	544,521	353,303
Average number of shares outstanding[1]	number	238,576,585	237,845,836[2]
Earnings per share	**in EUR**	**2.28**	**1.49**
Diluted earnings per share	in EUR	2.26	1.47
Dividend per share	in EUR	0.50	0.38

1 Including those shares representing minority interests
2 After stock split

III. Consolidated Statement of Changes in Shareholders' Equity

in EUR million	Subscribed capital	Add. paid-in capital	Retained earnings	Distributable profit	Total 2004	Total 2003
Shareholders' equity at 31 December previous year	**436**	**1,445**	**820**	**90**	**2,791**	**2,481**
Translation differences	-	-	115	-	115	(46)
Own shares	-	-	(27)	-	(27)	55
thereof shares acquired	-	-	(632)	-	(632)	(268)
thereof shares sold	-	-	591	-	591	307
thereof result	-	-	14	-	14	16
Dividends	-	-	1	(90)	(89)	(73)
Capital increases	47	(16)	-	-	31*	6
Net profit after minority interests	-	-	424	121	545	353
Other changes	-	-	(19)	-	(19)	15
thereof cash flow hedge	-	-	(19)	-	(19)	24
thereof deferred tax	-	-	5	-	5	(7)
thereof other	-	-	(5)	-	(5)	(2)
Shareholders' equity at 31 December	**483**	**1,429**	**1,314**	**121**	**3,347**	**2,791**
Cash flow Hedge Reserves at 31 December					38	57

* Capital increase from reserves and from ESOP/MSOP 2004, special reserve for convertible bond and special reserve for stock options

Changes in number of shares (see also Note 28)

in units	2004 post stock split	2003 post stock split	2003 before stock split
Shares outstanding at 1 January	**225,138,004**	**221,728,868**	**55,432,217**
Acquisition of own shares	(13,195,346)	(13,588,700)	(3,397,175)
Disposal of own shares	12,395,744	16,523,060	4,130,765
Capital increase due to ESOP and MSOP	1,667,660	474,776	118,694
Shares outstanding at 31 December	**226,006,062**	**225,138,004**	**56,284,501**
own shares*	15,436,830	14,637,228	3,659,307
Number of shares at 31 December	**241,442,892**	**239,775,232**	**59,943,808**
Average number of shares outstanding	238,576,585	237,845,836	59,461,459

* Including those shares held by members of the Haftungsverbund Agreement

IV. Cash Flow Statement

in EUR million	2004	2003
Profit for the year	**787**	**537**
Non-cash adjustments for items in net profit		
Depreciation, amortisation, revaluation of tangible assets, financial investments as well as investments available for sale	342	489
Allocation/release of provisions (including risk provisions)	463	454
Profits from the sale of financial investments and tangible assets	(105)	(91)
Other adjustments	(110)	330
Changes in assets and liabilities from operating activities after adjustment for non-cash components		
Loans and advances to credit institutions	(2,407)	2,447
Loans and advances to customers	(5,017)	(2,314)
Trading portfolio	631	(1,766)
Investments available for sale	(1,696)	(635)
Other assets	(619)	(964)
Amounts owed to credit institutions	2,901	(1,012)
Amounts owed to customers	3,374	2,326
Debts evidenced by certificates	2,927	2,747
Other liabilities from operating activities	1,532	1,070
Cash flow from operating activities	**3,003**	**3,618**
Proceeds from the disposal of		
Financial investments	6,594	5,832
Fixed assets	257	818
Payments for the acquisition of		
Financial investments	(8,676)	(9,123)
Fixed assets	(443)	(1,323)
Acquisition of subsidiaries (net of cash and cash equivalents acquired)	(72)	(482)
Cash flow from investing activities	**(2,339)**	**(4,278)**
Capital increases	31	6
Dividends paid	(90)	(74)
Other financing activities	(473)	136
Cash flow from financing activities	**(532)**	**68**
Cash and cash equivalents at beginning of period	**2,549**	**3,181**
Cash flow from operating activities	3,003	3,618
Cash flow from investing activities	(2,339)	(4,278)
Cash flow from financing activities	(532)	68
Effect of translation differences	42	(40)
Cash and cash equivalents at end of period	**2,723**	**2,549**
Payments for taxes, interest and dividends	**2,558**	**2,496**
Payments for taxes on income	(138)	(90)
Interest and dividends received	5,229	5,209
Interest paid	(2,533)	(2,623)

On 20 April 2004 Erste Bank expanded its ownership interest in Slovenská sporiteľňa by 10% to a total of 80.01%. The purchase price was EUR 72 million and goodwill arose at EUR 31.1 million.

V. Notes to the Consolidated Financial Statements of the Erste Bank Group

General information

Erste Bank der oesterreichischen Sparkassen AG is Austria's oldest savings bank and the largest wholly privately-owned Austrian credit institution listed on the Vienna stock exchange. Since October 2002 it is also quoted on the Prague stock exchange. Erste Bank's registered office is located at Graben 21, 1010 Vienna, Austria.

The Erste Bank Group offers a complete selection of banking and financial services, such as saving, asset management (including investment funds), lending, mortgage loans, investment banking, securities and derivatives trading, portfolio management, project financing, foreign trade financing, corporate finance, capital market and money market services, foreign exchange trading, leasing, factoring and insurance.

Unless otherwise indicated, all amounts are stated in millions of euros. Rounding differences may occur in the accompanying tables.

Acquisitions

On 27 January 2004 the ownership structure of Erste & Steiermärkische Banka d.d. (Croatia) changed as planned: Steiermärkische Bank und Sparkassen AG increased its interest in Erste Steiermärkische Banka d.d. by 2.4 percentage points through a voluntary tender offer to minority shareholders and by 17.5 percentage points through a share purchase from Erste Bank, to a new total of 35.0%. The purchase price of a total of EUR 46.3 million paid by Steiermärkische Bank und Sparkassen AG to Erste Bank had no direct effect on the consolidated income statement of the Erste Bank Group, as these transactions occurred between Group entities.

On 20 April 2004 Erste Bank increased its ownership interest in Slovak subsidiary Slovenská sporitel'ňa by 10 percentage points to a total of 80.01%. The purchase was made under an option that had been agreed in 2001 between the Slovak Finance Ministry and Erste Bank regarding the privatisation of Slovenská sporitel'ňa. The purchase price of the 10% tranche was EUR 72 million and goodwill of EUR 31.1 million was recognised.

In a continuation of the strategy of streamlining the branch network in the Austrian savings bank group, the Annual General Meeting on 4 May 2004 passed a resolution to transfer the Erste Bank branches in Kitzbühel, Kufstein, Krems and Korneuburg to the local savings banks for payment in cash. The volume of business involved was negligible. The consolidated net sale proceeds in the form of the cash payments totalled EUR 5 million. As well, Erste Bank sold its ownership interest of 43.71% in Sparkasse Bregenz to Sparkasse Dornbirn. The sale closed in October 2004.

Effective 1 September 2004 Erste Bank Hungary merged with Postabank to become Erste Bank Hungary Rt. This created the second largest retail bank in Hungary. The integration led to a reduction in the number of branches from 195 in the previous year to 169 at the end of 2004. There was no effect on the consolidated financial statements of Erste Bank.

In 2000 Erste Bank's New York branch concluded an investment consulting contract with New-York-based High Peak Funding LLC. This company with a special legal form is owned by Global Securitization Services, LLC (registered office: New York), which does not form part of the Erste Bank Group. Global Securitization Services LLC specialises in the management and administration of companies whose business purpose is structured financing. The establishment of High Peak Funding allowed asset-backed commercial paper to be issued for international investors and to be invested in internationally rated American asset-backed securities. This company's investment policy is subject to stringent contractual rules under which, among other factors, risk diversification (i.e. risk spreading in terms of the international ratings of the individual investments) is defined and continuously monitored. Based on the ratings assigned by Moody's and Fitch, at least 80% of the overall portfolio must have a rating of between A1/A+ and Aaa/AAA and at least 60% of the securities portfolio must be rated Aa2/AA or better. The risk associated with this portfolio can thus be classified as low. No investments may be made in instruments with a rating below Baa3/BBB. Additionally, Erste Bank's New York office extends short-term credit facilities to this company for the eventuality that the investments cannot be completely funded with the investment vehicles issued by High Peak Funding. Erste Bank's New York branch also has a financing obligation in the event that a security is assigned a credit rating below Aa3/AA- and that High Peak Funding's portfolio contains more than ten securities with this rating. Erste Bank's New York location has no guarantee obligation or financing obligation in the event that a securities issuer does not meet its payment obligations, nor is it liable if High Peak Funding itself becomes insolvent. For the activities described here, Erste Bank's New York branch receives commissions. As of 31 December 2004 the financing portfolio of High Peak Funding amounted to about USD 2.0 billion. Given the company's particular legal and ownership structure, it was not included in the Erste Bank Group's consolidated financial statements.

Shareholdings in significant companies and their representation in the consolidated financial statements are detailed in Note 49.

Relationship to largest shareholder

At the end of 2004 DIE ERSTE österreichische Spar-Casse Privatstiftung, a foundation, held 32.48% of the shares of Erste Bank AG, making it the largest shareholder.

The purpose of the foundation, in addition to holding a substantial equity interest in Erste Bank, is to support social, scientific, cultural and charitable institutions as well as generally promoting the guiding principles of the savings bank philosophy.

By a decision of the foundation's supervisory board on 11 March 2004, Dietrich Karner was appointed to the foundation's managing board, replacing Reinhard Ortner. At present, Andreas Treichl, Franz Ceska and Dietrich Karner are the members of this managing board. The supervisory board of the foundation had nine members at the end of 2004. Three of these members also sit on the Supervisory Board of Erste Bank AG.

Accounting policies

The consolidated financial statements of Erste Bank for the 2004 financial year and the comparable data for 2003 were prepared in compliance with the International Financial Reporting Standards (IFRS, formerly IAS) published by the International Accounting Standards Board (IASB) and with their interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC, formerly SIC), thus satisfying the prerequisites set forth in Section 245a Austrian Commercial Code and Section 59a Austrian Banking Act on exempted consolidated financial statements prepared in accordance with internationally recognised accounting principles. The disclosure requirements of the European Union were also met.

Points in which the consolidated financial statements prepared in accordance with IFRS differ from Austrian reporting methods are outlined in section VI of these Notes.

Under new standards that took effect in 2004, accounting policies changed materially in the following areas in particular:

The new IFRS 3 (Business Combinations) published in 2004, in conjunction with IAS 36 (Impairment of Assets) and IAS 38 (Intangible Assets), addresses the measurement, presentation and impairment testing of goodwill. The most important change compared to the old standards arises from the fact that the straight-line amortization of goodwill has been replaced with annual impairment tests. The option existed to already apply these new standards from 1 January 2004, and the Erste Bank Group elected to do so. Based on the required impairment tests, this resulted in the recognition in the income statement (in other operating result) of goodwill impairment losses totalling EUR 80 million. This involved a write-down of EUR 45.6 million on the goodwill of Tiroler Sparkassen AG to EUR 32.8 million and a write-down of EUR 24.8 million on the goodwill of Salzburger Sparkassen AG to EUR 22.3 million. The other EUR 9.6 million represented other subsidiaries. The total goodwill impairment loss of EUR 80 million is disclosed in the segment information for the Corporate Centre segment.

Erste Bank also opted for the early application of the new IFRS 2 (Share-Based Payments) from 1 January 2004. As a result, and based on the associated exercise dates, personnel expenses of about EUR 3.3 million were recorded for the stock ownership scheme and stock option plan for the period.

On 17 December 2003 the IASB issued the revised IAS 32 (Financial Instruments: Disclosure and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement). These revised standards must be applied to financial statements for periods beginning on or after 1 January 2005. For the 2004 financial year the recognition and measurement rules of the current, pre-revision IAS 39 were therefore still applied.

The effects of applying to the new revised IAS 39 in the Erste Bank Group arise mainly in the securities business and in credit valuation. Current assets include a category of securities (available-for-sale) for which the net result of remeasurement is recognised in equity until changes in value are realised. In addition, the current assets of Erste Bank also include the category "fair value through profit and loss" that is newly created by the standard and for which the valuation changes are recognised in the income statement. Credit valuation is refined by the introduction of impairment testing at the portfolio level. In accordance with the transition rules of the revised IAS 39, in the 2005 financial year the value adjustments resulting from the implementation of the new standard will be recognised retroactively in equity at 1 January 2004. The total effect of the changeover on equity after taking account of deferred taxes and minority interests is an increase of EUR 34.7 million. This breaks down into an increase of EUR 61.0 million from the securities business and a decrease of EUR 26.3 from lending operations.

Assets and liabilities stated in foreign currencies and pending foreign-currency spot transactions are converted at ECB reference rates; forward exchange contracts are converted at the forward rate at the balance sheet date.

In translating the financial statements of foreign subsidiaries reporting in foreign currencies, the ECB reference rate of exchange at the balance sheet date is applied in the case of the balance sheet and the annual average rate is used for the income statement. Translation gains and losses resulting from the inclusion of foreign subsidiaries in the consolidated financial statements are taken directly to retained earnings.

Hedging

The hedging activities of the Erste Bank Group focus on measures to protect net interest income and control market risk. Cash flow hedges are used to minimise interest rate risk. Fair value hedges are employed to reduce market risk.

Basis of consolidation

All significant subsidiaries controlled by Erste Bank AG are included in the Consolidated Financial Statements.

Erste Bank is a member of the Haftungsverbund Agreement of the savings bank group. This Haftungsverbund was established in 2001 and took effect 1 January 2002. At the balance sheet date almost all of Austria's savings banks formed part of this system.

The provisions of the Haftungsverbund Agreement are implemented by a Steering Company (s Haftungs- und Kundenabsicherungs GmbH). Erste Bank AG directly holds at least 51% of the share capital of the Steering Company. Two of the four members of the Steering Company's management, including the CEO, who has the casting vote, are appointed by Erste Bank AG. The Steering Company is invested with the power to establish the common risk policies of its members and monitor adherence to these policies. As well, if a member encounters serious difficulties - this can be discerned from the specific indicator data that is continually generated - the Steering Company has the mandate to provide the support measures described later in this section and/or to intervene as required in the business management of the affected member savings bank. As Erste Bank AG owns a controlling interest in the Steering Company, which by virtue of its rules of procedure can exercise control on the business strategy of any of its members, in accordance with IFRS all members of the Haftungsverbund Agreement have been fully consolidated since 1 January 2002.

Significant equity interests of between 20 and 50% (associates) are stated at equity. For lack of applicable IFRS rules, interests in insurance companies are accounted for on the basis of financial statements prepared in accordance with national accounting standards.

Proportionate consolidation is not applied in the consolidated financial statements (IAS 31.28). Subsidiaries whose overall influence on the Group's financial position and results of operations is small and undertakings whose assets are subject to restrictions under the Non-Profit Housing Act were not consolidated.

The other strategic equity holdings are reported at fair value. If fair value cannot be reliably determined, they are reported at cost or, in the event of material impairment, at remeasured amounts.

Business combinations are accounted for using the purchase method by comparing the acquisition cost against the parent company's share in identifiable assets and liabilities at fair values. Resulting goodwill arising after 1 January 1995 is recognised as an asset. Since 1 January 2004, as a result of the early adoption of the new IFRS 3 (Business Combinations) in conjunction with IAS 36 (Impairment of Assets) and IAS 38 (Intangible Assets), the straight-line amortisation of goodwill has been replaced with an annual impairment review.

Minority interests in acquired identifiable assets and liabilities are determined on the basis of proportionate equity.

Intercompany balances, intercompany income and expenses and intercompany profits and losses are eliminated if significant.

1) Loans and advances

Loans and advances to credit institutions and customers are reported at amortised cost. Credit losses which were not provided for are directly written off in this item.

Impairment of credit assets is disclosed as risk provisions for loans and advances on the face of the balance sheet.

Premiums and discounts - the differences between amounts paid out and par values - are reported on an accrual basis as interest income or interest expense under other assets or other liabilities.

Interest receivable is not recognised as revenue in the income statement if, regardless of any legal claims, it is very unlikely to be collected.

Unlisted securities (with the exception of negotiable credit substitutes) are reported within the appropriate securities item (the trading portfolio, investments available for sale or held-to-maturity portfolio). Since 1 January 2001 (when application of IAS 39 began) an exception has been made for asset swaps, which have since then been reported within loans and advances to credit institutions or loans and advances to customers.

2) Risk provisions for loans and advances

The special risks inherent in the banking business are taken into account by forming adequate specific provisions, which are made using the same measurement methods throughout the Group and which reflect any collateral where present. The transfer risk from lending to borrowers in foreign countries (country risk) is measured using an internal rating system which takes into consideration the respective economic, political and regional situation.

The total amount of risk provisions for loans and advances, inasmuch as it relates to on-balance-sheet assets, is reported on the face of the balance sheet under assets as a line item deduction below loans and advances to credit institutions and loans and advances to customers. The risk provisions for off-balance-sheet transactions (particularly warranties and guarantees as well as other lending commitments) are included in the separate item "provisions".

3) Trading assets/liabilities

Securities, derivatives and other financial instruments held for trading purposes are reported at their fair values at the balance sheet date. Negative fair values are reported in the balance sheet in "other liabilities". Listed products are measured at quoted stock exchange prices. The fair values of non-listed products are measured by the net present value method or using suitable valuation models.

All realised and unrealised gains from such items are reported in the income statement within net trading result. Also included in this item are interest and dividend income earned on the trading portfolio, and the portfolio's funding cost.

4) Investments available for sale

Securities which, under the Group's internal guidelines and IAS 39, are assigned neither to the trading portfolio nor to financial investments are reported at fair value in investments available for sale.

The gains and losses of this portfolio are included in other operating result.

5) Financial investments

This item includes, among other assets, bonds intended to be held to maturity and other fixed income and floating-rate securities, provided they have a fixed maturity. This portion of financial investments is assigned to the held-to-maturity portfolio. Also included in financial investments are investments in associates and other companies, ownership rights in non-consolidated companies and property intended primarily for leasing to outside parties. Investments in associates are accounted for by the equity method. Equity holdings that are intended for sale in the short to medium term are stated at fair value (or in the case of listed companies, at the quoted price) at the balance sheet date.

Financial investments intended for leasing to outside parties are reported at cost (less normal periodic depreciation in the case of leased property) using the cost method permitted by IAS 40. In the case of impairment the asset is written down as required. If the reasons which led to the write-down cease to apply, the impairment loss is reversed, to no more than the original cost.

6) Intangible assets

Intangible assets consist mainly of goodwill resulting from acquisitions and of software. Until 31 December 2003 they were valued at cost less amortisation.

From the first-time application date of IFRS 3 (in conjunction with IAS 36 and IAS 38) of 1 January 2004, an annual impairment test is carried out for all cash-generating units (CGUs) to review the value of existing goodwill.

The impairment test is to be performed for all CGUs to which goodwill is allocated. The calculation of the expected cash flows is based on the normalised projected earnings of the CGU (or of the individual company in the case of minority-owned entities). As a rule, the basis for the normalised projected earnings is the reported pre-tax profit before minority interests in local currency.

To determine future cash flows, the projected normalised IFRS-based pre-tax profit of the subsequent three years is translated at the average exchange rates used in the forecast and discounted to present value at a pre-tax discount rate.

The discount rate usually used is the moving three-year average of the five-year swap rate (risk-free rate) in local currency. To this rate, as a rule, a risk premium of 80% is added for domestic subsidiaries or of 100% for foreign subsidiaries. Based on the above parameters, the entity's value is calculated in EUR every December.

The subsidiary's proportionate or full value is compared, respectively, to the sum of proportionate or full equity in the subsidiary and of goodwill. If the proportionate or full enterprise value exceeds the sum of, respectively, proportionate or full equity and goodwill, an impairment loss is recognised in the amount of this difference. The impairment loss is allocated first to writing down the CGU's goodwill, and any remaining impairment loss reduces the carrying amount of the CGU's other assets, though not to an amount below their fair value. There is no need to write goodwill down when the proportionate or full value of the CGU is higher than or equal to, respectively, the sum of proportionate or full equity and goodwill. Once recognised, impairment losses on goodwill cannot be reversed in later periods.

Software produced internally is recognised as an asset if the future economic benefits associated with the software are likely to flow to the Group and the cost can be reliably determined. Such software is amortised over the estimated useful life, which is generally deemed to be four to six years, the same range assumed for acquired software.

Impairment losses are recognised for decreases in value that are expected to be permanent.

7) Tangible assets

Tangible assets – land and buildings, office furniture and equipment – are stated at cost, less depreciation corresponding to their estimated useful life. Permanent impairment losses are recognised.

The assumed useful lives of tangible assets are presented in the table below:

	Useful life in years
Buildings	25-50
Office furniture and equipment	5-20
Computer hardware	4-5

8) Leasing

The leasing agreements in force in the Erste Bank Group almost exclusively represent finance leases, defined as leases in which all of the risks and rewards associated with the leased asset are transferred to the lessee. Pursuant to IAS 17, the lessor reports a receivable from the lessee amounting to the present value of the contractually agreed payments and taking into account any residual value.

In the case of operating leases (defined as leases where the risks and rewards of ownership remain with the lessor), the leased asset is reported by the lessor in financial investments and depreciated in accordance with the principles applicable to the type of fixed assets involved. Lease payments are recognised as income, spread over the term of the lease.

9) Debts evidenced by certificates

Debts evidenced by certificates in issue are stated at their redemption value or par value. Bonds with long maturities (e.g. zero coupon bonds) and similar debt securities in issue are reported at their present value.

10) Provisions

In compliance with IAS 19 (Employee Benefits), long-term employee provisions (obligations for pensions as well as for termination and jubilee benefits) are determined using the projected unit credit method. Pension provisions pertain only to already retired employees, as the pension obligations for current staff were transferred to retirement funds in previous years.

Future obligations are determined based on actuarial expert opinions. The calculation takes into account not only those pensions and vested rights to future pension payments known at the balance sheet date, but also anticipates future rates of increase in salaries and pensions.

The most important assumptions used for the actuarial computation of pension obligations are an annual discount rate (long-term capital market interest rate) of 5.5% and an annual rise in salaries of 3.5% for active employees. The premises for pension provisions for retirees (the obligation for existing retirees' pensions was not transferred to a pension fund) are a discount rate of 5.5% and an anticipated statutory increase in pension benefits of 1.5% per year.

Obligations for termination and jubilee benefits are also calculated based on an annual discount of 5.5% and an average annual increase in salary of 3.8%. The assumed retirement age is 60 years for women and 65 for men.

Long-term employee provisions (obligations for pensions as well as for termination and jubilee benefits) were calculated in accordance with current mortality tables ("AVÖ 1999 P – Rechnungsgrundlagen für die Pensionsversicherung" by Pagler & Pagler).

Other provisions are made for contingent liabilities to outside parties in the amount of the expected utilisation of benefits.

11) Taxes on income – deferred taxes

Deferred tax assets and liabilities are included in the items other assets and other provisions. Deferred tax assets and liabilities are recognised at the tax rates at which the taxes are expected to be paid to or credited by the tax authorities concerned.

In measuring deferred taxes, the balance sheet liability method is used for temporary differences. Under this method the carrying amounts are compared with the tax base of the respective Group company. Differences between these amounts represent temporary differences for which deferred tax assets or deferred tax liabilities are reported regardless of when such differences cease to exist. The deferred taxes for the individual Group companies are measured at the local future tax rates that are expected to be applied. The deferred tax assets and deferred tax liabilities of any one company are netted only if the taxes on income are levied by the same tax authority.

Deferred tax assets for unused tax losses and liabilities are recognised if it is likely that the entity will generate corresponding amounts of taxable profits in future periods. Deferred taxes are not discounted.

Information on the Consolidated Balance Sheet

12) Cash and balances with central banks

in EUR million	at 31 Dec 2004	at 31 Dec 2003
Cash in hand	1,282	1,243
Balances with central banks	1,441	1,306
Total	**2,723**	**2,549**

13) Loans and advances to credit institutions

in EUR million	at 31 Dec 2004	at 31 Dec 2003
Loans and advances to domestic credit institutions	2,495	2,193
Loans and advances to foreign credit institutions	13,018	10,947
Total	**15,513**	**13,140**

14) Loans and advances to customers

in EUR million	at 31 Dec 2004	at 31 Dec 2003
Loans and advances to domestic customers		
Public sector	2,899	3,004
Commercial customers	26,147	25,977
Private customers	17,892	16,650
Other	106	127
Total loans and advances to domestic customers	47,044	45,758
Loans and advances to foreign customers		
Public sector	2,695	2,996
Commercial customers	15,851	13,861
Private customers	6,937	4,949
Other	195	202
Total loans and advances to foreign customers	25,678	22,008
Total	**72,722**	**67,766**

Loans and advances to customers included receivables from finance lease agreements totalling EUR 3,802 million (2003: EUR 2,997 million). The gross investment in the leases was EUR 4,871 million (2003: EUR 3,591 million); the related unearned finance income totalled EUR 1,051 million (2003: EUR 601 million).

15) Risk provisions

in EUR million	at 31 Dec 2003	Translation difference	Allocations[2]	Use	Releases[2]	Reclassification	at 31 Dec 2004
Risk provisions	**2,691**	**19**	**788**	**(322)**	**(456)**	**(42)**	**2,678**
Suspended interest	81	1	21	(10)	(21)	(1)	71
Risk provisions for loans and advances[1]	**2,772**	**20**	**809**	**(332)**	**(477)**	**(43)**	**2,749**
Other risk provisions[3]	26	3	24	(1)	(4)	43	91
Provision for guarantees	57	1	45	(2)	(36)	-	65
Total	**2,855**	**24**	**878**	**(335)**	**(517)**	**-**	**2,905**

1 Risk provisions for loans and advances are reported in balance sheet asset item 4.
2 Additions to and releases of risk provisions pertaining to lendings, including guarantees, are reported in the income statement in risk provisions for loans and advances. Suspended interest is recognised in net interest income and other risk provisions are included in other operating result.
3 Includes provisions for legal proceedings, risks associated with investments, realisation losses and liabilities for statements made in offering circulars.

16) Trading assets

in EUR million	at 31 Dec 2004	at 31 Dec 2003
Bonds and other fixed-income securities		
Listed	2,671	3,586
Unlisted	181	190
Shares and other variable-yield securities		
Listed	301	89
Unlisted	261	355
Positive fair value of derivative financial instruments		
Currency transactions	209	152
Interest rate transactions	999	868
Other transactions	6	19
Total	**4,628**	**5,259**

17) Investments available for sale

in EUR million	at 31 Dec 2004	at 31 Dec 2003
Bonds and other fixed-income securities		
Listed	5,313	4,136
Unlisted	531	442
Shares and other variable-yield securities		
Listed	333	198
Unlisted	2,964	2,603
Total	**9,141**	**7,379**

18) Financial investments

in EUR million	at 31 Dec 2004	at 31 Dec 2003
Bonds and other fixed-income securities		
Listed	16,276	14,657
Unlisted	4,293	4,475
Variable-yield securities		
Listed	9	70
Unlisted	661	670
Equity holdings		
In non-consolidated subsidiaries	124	123
In associates accounted for at equity		
Credit institutions	85	63
Non-credit institutions	77	72
In other investments		
Credit institutions	57	85
Non-credit institutions	143	154
Investments of insurance companies	5,979	4,989
Other financial investments	1,163	1,096
Total	**28,867**	**26,454**

Other financial investments include assets under operating lease agreements (carrying amounts of EUR 217 million; 31 December 2003: EUR 187 million).

19) Movement of fixed assets and financial investments

in EUR million	At cost 31 Dec 2003	Currency translation (+/-)	Additions (+)	Disposals (-)	At cost 31 Dec 2004
Intangible assets	**2,727.8**	**25.2**	**209.5**	**(67.0)**	**2,895.5**
Goodwill	1,810.8	0.1	31.1	0.0	1,842.0
Other	917.0	25.1	178.4	(67.0)	1,053.5
Tangible assets	**3,529.0**	**87.7**	**269.4**	**(416.9)**	**3,469.2**
Land and buildings	2,051.3	48.8	121.2	(261.2)	1,960.1
Office furniture and equipment	1,477.7	38.9	148.2	(155.7)	1,509.1
Financial investments	**2,036.7**	**4.1**	**487.7**	**(433.4)**	**2,095.1**
Non-consolidated subsidiaries	170.2	1.2	75.7	(82.2)	164.9
Associates accounted for at equity	164.4	0.9	103.9	(73.3)	195.9
Other equity holdings	295.7	1.4	29.8	(95.7)	231.2
Other financial investments (particularly property used by third parties)	1,406.4	0.6	278.3	(182.2)	1,503.1
Total	**8,293.5**	**117.0**	**966.6**	**(917.3)**	**8,459.8**

in EUR million	Accumulated depreciation (-)	Currency translation (+/-)	Amortisation and depreciation (-) [1]	Impairment (-) [2]	Carrying amounts 31 Dec 2004	Carrying amounts 31 Dec 2003
Intangible assets	**(1,072.1)**	**9.1**	**(141.1)**	**(81.0)**	**1,823.4**	**1,868.1**
Goodwill	(402.5)	0.1	0.0	(80.0)	1,439.5	1,482.7
Other	(669.6)	9.0	(141.1)	(1.0)	383.9	385.4
Tangible assets	**(1,746.6)**	**45.7**	**(205.2)**	**(11.3)**	**1,722.6**	**1,814.0**
Land and buildings	(649.1)	34.5	(57.2)	(10.2)	1,311.0	1,378.4
Office furniture and equipment	(1,097.5)	11.2	(148.0)	(1.1)	411.6	435.7
Financial investments	**(446.1)**	**3.2**	**(42.3)**	**(20.1)**	**1,649.0**	**1,593.8**
Non-consolidated subsidiaries	(40.6)	0.8	(0.3)	(4.8)	124.3	122.8
Associates accounted for at equity	(33.9)	1.0	0.0	(5.3)	162.0	134.5
Other equity holdings	(31.6)	0.8	(1.4)	(7.3)	199.6	239.9
Other financial investments (particularly property used by third parties)	(340.0)	0.6	(40.6)	(2.7)	1,163.1	1,096.6
Total	**(3,264.8)**	**58.0**	**(388.6)**	**(112.4)**	**5,195.0**	**5,275.9**

1 Including depreciation expense of companies not engaged in the banking business which is reported under other operating result.
2 Impairment is included in other operating result.

20) Other assets

in EUR million	at 31 Dec 2004	at 31 Dec 2003
Income from accrued interest and commissions	1,476	1,341
Prepaid expenses	99	101
Deferred taxes	292	362
Securities lending and other repurchase agreements	1,454	1,258
Positive fair values of derivatives (banking book)	565	548
Sundry assets	1,405	1,507
Total	**5,291**	**5,117**

Sundry assets consist largely of payments on account for construction in progress and capitalised funding costs.

21) Deferred tax assets and liabilities

in EUR million	Deferred tax assets 31 Dec 2004	Deferred tax assets 31 Dec 2003	Deferred tax liabilities 31 Dec 2004	Deferred tax liabilities 31 Dec 2003
Temporary differences relate to the following items:				
Loans and advances to customers	(5)	(1)	24	22
Investments available for sale	(1)	(1)	(39)	(42)
Financial investments	79	78	(25)	(7)
Tangible fixed assets	27	14	(7)	(10)
Amounts owed to customers	1	5	(20)	(24)
Long-term employee provisions	40	66	29	27
Other provisions	18	25	(8)	(12)
Tax loss carry forward	122	123	2	5
Other	11	17	(32)	(30)
Subtotal	**292**	**326**	**(76)**	**(71)**
Reclassification		36		(36)
Total	**292**	**362**	**(76)**	**(107)**

In compliance with IAS 12.39, no deferred taxes were calculated for temporary differences relating to investments in subsidiaries in the amount of EUR 296.9 million (31 December 2003: EUR 285.9 million).

Deferred tax assets are reported under other assets; deferred tax liabilities are shown under provisions.

22) Amounts owed to credit institutions

in EUR million	at 31 Dec 2004	at 31 Dec 2003
Amounts owed to domestic credit institutions	6,658	5,583
Amounts owed to foreign credit institutions	21,893	20,121
Total	**28,551**	**25,704**

23) Amounts owed to customers

	Domestic 31 Dec		Foreign countries 31 Dec		Total 31 Dec	
in EUR million	2004	2003	2004	2003	2004	2003
Savings deposits	29,879	29,587	8,080	7,748	37,959	37,335
Other						
Public sector	442	470	1,198	946	1,640	1,416
Commercial customers	6,500	6,151	5,890	5,070	12,390	11,221
Private customers	4,567	4,293	10,506	9,915	15,073	14,208
Sundry	204	166	947	493	1,151	659
Total other	11,713	11,080	18,541	16,424	30,254	27,504
Total	**41,592**	**40,666**	**26,621**	**24,173**	**68,213**	**64,839**

24) Debts evidenced by certificates

in EUR million	at 31 Dec 2004	at 31 Dec 2003
Bonds	13,684	11,527
Certificates of deposit	2,866	2,187
Other certificates of deposits/name certificates	1,673	1,695
Mortgage and municipal bonds	1,278	1,222
Other	279	222
Profit-sharing rights	107	91
Total	**19,887**	**16,944**

For 2004 the size of the debt-issuance programme (DIP) launched in 1998 was agreed at EUR 15 billion. The DIP is a programme for issuing debt instruments in any currency, with a wide array of available structures and maturities.

In 2004 under the DIP 57 new issues with a total volume of about EUR 1.8 billion were floated. As of 31 December 2004 the DIP's utilisation rate was about 75%.

The size of the Euro-commercial paper programme (including certificates of deposits) remains EUR 3 billion. Under this programme, Erste Bank placed 49 new issues in 2004 with total proceeds of approximately EUR 1.8 billion. As of 31 December 2004 the utilisation rate was about 25%.

25) Provisions

in EUR million	at 31 Dec 2004	at 31 Dec 2003
Long-term employee provisions	1,080	1,097
Other provisions	6,248	5,269
Total	**7,328**	**6,366**

a) Long-term employee provisions

in EUR million	Pension provisions	Termination provisions	Jubilee provisions	Total long-term provisions
Net present value at 31 Dec 2002	**827**	**314**	**44**	**1,185**
Unrecognised actuarial losses	(68)	-	-	(68)
Long-term employee provisions at 31 Dec 2002	**759**	**314**	**44**	**1,117**
Service cost	-	13	2	15
Interest cost	43	17	2	62
Payments	(70)	(8)	(4)	(82)
Actuarial gains/losses	90	(25)	10	75
Net present value at 31 Dec 2003	**822**	**311**	**54**	**1,187**
Unrecognised actuarial losses	(90)	-	-	(90)
Long-term employee provisions at 31 Dec 2003	**732**	**311**	**54**	**1,097**
Service cost	1	12	5	18
Interest cost	43	17	3	63
Payments	(71)	(29)	(4)	(104)
Actuarial gains/losses	97	6	(2)	101
Net present value at 31 Dec 2004	**802**	**317**	**56**	**1,175**
Unrecognised actuarial losses	(95)	-	-	(95)
Long-term employee provisions at 31 Dec 2004	**707**	**317**	**56**	**1,080**

Applying the current AVÖ 1999 P mortality tables (AVÖ 1999 P – Rechnungsgrundlagen für die Pensionsversicherung, by Pagler & Pagler), as of 31 December 2004 the present value of the pension obligations for future benefits was EUR 802 million. The increase of EUR 95 million between this amount and the pension provisions reported in the balance sheet essentially results from the use of the current mortality tables.

b) Other provisions

in EUR million	at 31 Dec 2003	Currency translation	Allocations	Use	Releases	Reclassifications	at 31 Dec 2004
Provision for taxes[1]	222	6	112	(114)	(13)	0	213
Provision for off-balance-sheet and other risks	83	4	69	(3)	(40)	43	156
Insurance reserves	4,829	18	1,021	(54)	(74)	0	5,740
Sundry other provisions[2]	135	5	54	(37)	(17)	(1)	139
Total	**5,269**	**33**	**1,256**	**(208)**	**(144)**	**42**	**6,248**

1 Regarding deferred tax liabilities, see Note 21.
2 This item consists mainly of restructuring provisions and provisions for litigations.

26) Other liabilities

in EUR million	at 31 Dec 2004	at 31 Dec 2003
Liabilities relating to trading		
Currency transactions	88	113
Interest rate transactions	951	769
Other transactions	7	40
Deferred income	219	242
Accrued interest and commissions	716	633
Securities lending and other repurchase agreements	1,611	1,290
Negative fair values of derivatives (banking book)	288	514
Sundry liabilities	2,299	1,914
Total	**6,179**	**5,515**

Sundry liabilities primarily represent current balances from securities transactions, derivatives and ongoing payment transactions as well as other current accounts.

27) Subordinated capital

in EUR million	at 31 Dec 2004	at 31 Dec 2003
Subordinated liabilities	1,194	1,434
Supplementary capital	1,854	2,104
Total	**3,048**	**3,538**

28) Shareholders' equity

Subscribed share capital at 31 December 2004 was EUR 482.9 million (previous year: EUR 435.6 million), consisting of 241,442,892 voting bearer shares (ordinary shares) with no par value.

Capital increase from reserves pursuant to the Austrian Capital Adjustment Act prompted by the stock split, employee share ownership plan (ESOP 2004) and management share option plan (MSOP 2002):

> The Annual General Meeting of Erste Bank held on 4 May 2004 passed a resolution to increase the subscribed share capital from an accounting value of EUR 435,628,641.82 to EUR 479,550,464.00 by the conversion of EUR 43,921,822.18 of additional paid-in capital and to change the number of shares outstanding from 59,943,808 bearer shares without par value to 239,775,232 such shares by means of a four-for-one stock split. These resolutions were entered in the commercial register at the Vienna Commercial Court on 25 June 2004.

> As a result of the capital increase, the amount of Erste Bank's subscribed capital represented by each share rose from the original level of EUR 7.27 to EUR 8.00. This permitted a four-for-one stock split where each resulting share represented EUR 2.00 of the subscribed capital of Erste Bank. The stock split was affected as at 8 July 2004. After the entry of the new shares from the ESOP 2004 into the commercial register on 26 June 2004, the exercise of options under the MSOP 2002 and the execution of the stock split, the number of shares outstanding is 241,442,892, representing subscribed share capital of EUR 482,885,784.

Capital increase from reserves retroactive to 1 January 2004 under the Capital Adjustment Act 1967 as amended (KapBG) and creation of special reserves for contingent capital:

> The capital increase of EUR 43,921,822.18 from reserves was performed entirely by reassigning additional paid-in capital from the July 2002 capital increase.

> In compliance with Section 5 (3) KapBG, a dedicated reserve of EUR 4,396,299.50 for additional paid-in capital was created for contingent capital of EUR 43,603,700.50 that had been authorised for the purpose of issuing conversion rights associated with convertible bonds. This contingent capital represented a maximum of 6,000,000 shares before the stock split or 24,000,000 shares after the split.

> Likewise, a reserve of EUR 1,254,580.79 for additional paid-in capital was created for the contingent capital intended to cover the potential exercise of stock options under the ESOP and MSOP. This reserve corresponds to the balance of authorised contingent capital of EUR 13,697,856, or up to 6,848,928 ordinary shares.

> Like the adjustment of the accounting value per share, the two special reserves were created by reassigning additional paid-in capital from the 2002 capital increase.

Employee stock ownership plan and management stock option plan

MSOP 2002: The MSOP comprises a maximum of 4,400,000 ordinary shares of Erste Bank after the stock split, represented by 1,100,000 options. This total includes 60,000 options for the five members of the Managing Board at the time (12,000 per person) and an additional 8,000 options for the sixth member, who joined the Managing Board on 1 January 2003. The remaining 1,032,000 options were designated for distribution to eligible management staff and other eligible employees of the Erste Bank Group.

> Terms of MSOP 2002: Each of the options, which are granted free of charge, entitles the holder to subscribe for four shares; the transfer of options inter vivos is not permitted. The options granted in 2002 are delivered in three tranches by crediting the options to recipients' accounts: For the Managing Board and other management, on 24 April 2002, 1 April 2003 and 1 April 2004; for performance leaders among employees, on 1 June 2002, 1 June 2003 and 1 June 2004. The exercise price for all three tranches was set at the average quoted price of Erste Bank shares in March 2002 (rounded down to the nearest half euro), which was EUR 66 per share. After the stock split performed in July 2004, the exercise price remains EUR 66. This means that each option confers the right to purchase four shares of Erste Bank for a total of EUR 66. That corresponds to a subscription price of EUR 16.50 per share. The option term begins at the delivery date (the date on which the options are credited to the option account) and ends on the value date of the exercise window (described below) of the fifth calendar year after the delivery date. Every year, declarations to exercise may be submitted beginning on the day after publication of the preliminary consolidated net profit for the most recent completed financial year, but no earlier than 1 April and no later than 30 April of the year. This period represents the exercise window. It is followed by the lockup period, which ends on 10 May of the year following exercise of the option. No more than 15% of the purchased shares may be sold during the lockup period.

The options credited to recipients' accounts to date are distributed as follows:

	2002	2003	2004	Total:	Exercised
Andreas Treichl	4,000	4,000	4,000	12,000	8,000
Elisabeth Bleyleben-Koren	4,000	4,000	4,000	12,000	7,000
Reinhard Ortner	4,000	4,000	4,000	12,000	8,000
Franz Hochstrasser	4,000	4,000	4,000	12,000	6,000
Erwin Erasim	4,000	4,000	4,000	12,000	6,000
André Horovitz	0	4,000	4,000	8,000	4,000
Received by virtue of Managing Board membership:	20,000	24,000	24,000	68,000	39,000
Christian Coreth (not by virtue of Managing Board membership)	1,000	1,000	1,000	3,000	2,000
Total received by Managing Board members	21,000	25,000	25,000	71,000	41,000
Other management	173,000	179,500	190,500	543,000	234,953
Other staff	93,211	116,959	95,748	305,918	71,227
Total options credited	287,211	321,459	311,248	919,918	347,180

> The contingent capital increase as per clause 4.4.3 of the Articles of Association (ESOP and MSOP) was carried out inasmuch as 416,915 bearer shares with an accounting value of EUR 3,335,320 were subscribed for in 2004 by employees, managers and members of the Managing Board of Erste Bank and its subsidiaries under the MSOP 2002 and ESOP 2004 initiated by the Managing Board and approved by the Supervisory Board. Taking into account the resolutions of the Annual General Meeting of 4 May 2004 (four-for-one stock split), the number of shares subscribed for was thus 1,667,660.

> Of this total, under the 2002 MSOP, 347,180 options were exercised in the exercise window of April 2004. At an exercise price of EUR 66, the proceeds was EUR 22,913,880, of which EUR 2,777,440 was allocated to subscribed share capital and EUR 20,136,440 was assigned to additional paid-in capital. Of the exercised options, 181,312 represented the first tranche (Managing Board members: 20,000 options, other management: 125,445, staff: 35,867). The spread between the exercise price and the market price at exercise for the first tranche was between EUR 59.20 and EUR 62.80 for Managing Board members and between EUR 58.85 and EUR 62.80 for other management and staff. From the second tranche, 165,868 options were exercised (19,000 by Managing Board members, 111,508 by other management and 35,360 by staff). The spread between the exercise price and the market price at exercise for the second tranche was between EUR 59.90 and EUR 62.50 for Managing Board members and between EUR 58.85 and EUR 62.80 for other management and staff.

> The exercise price of the individual options – the average of all daily closing prices recorded in March 2002 – rounded to the nearest half euro was EUR 66.00. The market price (the fair value) of the individual options at the balance sheet date of 31 December 2004 for options credited in 2002 was EUR 91.60, that of the options credited in 2003 was EUR 91.60 and that of the options credited in 2004 was EUR 91.44.

ESOP 2004: Under the ESOP 2004, between 10 and 21 May 2004, employees subscribed 69,735 shares at an exercise price of EUR 101.00.

> The resulting issue proceeds of EUR 7,043,235.00 plus EUR 1,410,041.70 (from the difference between the issue price of EUR 101.00 and the quoted price of EUR 121.22 on the value date of 26 May 2004, charged to personnel expenses) amounted to a total of EUR 8,453,276.70. Of this amount, EUR 557,880.00 was assigned to subscribed share capital and the balance of EUR 7,895,396.70 was assigned to additional paid-in capital.

> The 69,735 shares subscribed for under the ESOP 2004 in May 2004 were increased to 278,940 shares by the stock split. Of these, 162,460 shares were purchased by management and staff of Erste Bank, including 100 by members of the Managing Board (Andreas Treichl).

Information about holdings of and transactions in Erste Bank shares by members of the Managing Board and Supervisory Board:

Managing Board members: (number of shares, after stock split)	at 31 Dec 2003	Purchase 2004	Sale 2004	at 31 Dec 2004
Andreas Treichl	80,840	32,400	9,200	104,040
Elisabeth Bleyleben-Koren	8,840	28,000	12,440	24,400
Reinhard Ortner	73,200	32,000	0	105,200
Franz Hochstrasser	12,728	24,000	8,472	28,256
Erwin Erasim	400	24,000	3,600	20,800
Christian Coreth	8,000	8,000	0	16,000

At the balance sheet date of 31 December 2004 the following members of the Supervisory Board held Erste Bank shares in the numbers shown: Supervisory Board member:

	Shares held
Klaus Braunegg	3,280
Werner Hutschinski	480
Georg Winckler	960
Günter Benischek	280
Joachim Härtel	400
Anton Janku	328

As far as can be determined, persons related to members of the Managing Board or Supervisory Board held 5,055 shares of Erste Bank at 31 December 2004.

Authorised but unissued capital and contingent capital remaining at 31 December 2004:

Clauses 4.4. as well as 4.4.1. and 4.4.2. of the Articles of Association authorise, for a five-year period from the date of registration of the amendment to the Articles of Association in the commercial register, the issuance of up to 80,000,000 shares with an accounting value of EUR 160,000,000. The Managing Board is authorised by the Articles to exclude shareholders' subscription rights, with the consent of the Supervisory Board, for the issue of shares against non-cash contributions or inasmuch as the capital increase serves to issue shares to staff, management and Managing Board members of Erste Bank or of its subsidiaries.

Clause 4.4.3. of the Articles of Association authorises, for a period of five years from the date of registration of the amendment of the Company's Articles of Association in the commercial register, the issue of capital with an accounting value of EUR 18,168,208.54 in the form of 2,500,000 ordinary bearer or registered shares to be used to grant share options to employees, management and members of the Managing Board of Erste Bank or of its subsidiaries. After the exercise of options in 2002 and 2004 and the stock split in July 2004, the unissued balance of this authorised capital at 31 December 2004 stood at 6,848,928 ordinary shares with an accounting value of EUR 13,697,856.

As approved by the extraordinary general meeting held on 21 August 1997 and as per clause 4.5. of the Articles of Association, there is authorised capital for a contingent increase in capital by 24,000,000 ordinary bearer shares with an accounting value of EUR 48,000,000, to be carried out inasmuch as holders of convertible bonds exercise their conversion rights.

Another employee share ownership plan (ESOP 2005) is planned for the 2005 financial year, subject to approval by the Supervisory Board.

The qualifying capital of the Erste Bank Group as determined under the Austrian Banking Act had the composition shown below:

in EUR million	at 31 Dec 2004	at 31 Dec 2003
Subscribed capital	482	436
Reserves	4,375	3,940
Less intangible assets	(480)	(464)
Core capital (Tier 1)	**4,377**	**3,912**
Eligible subordinated liabilities	2,528	2,696
Revaluation reserve	230	198
Qualifying supplementary capital (Tier 2)	**2,758**	**2,894**
Short-term subordinated capital (Tier 3)	**316**	**340**
Total qualifying capital	**7,451**	**7,146**
Deductions according to Section 23 (13) and Section 29 (1-2) Austrian Banking Act	(165)	(137)
Total eligible qualifying capital	**7,286**	**7,009**
Capital requirement	5,594	5,315
Surplus capital	1,692	1,694
Cover ratio (in %)	130	132
Tier 1 ratio (in %)	**6.7**	**6.3**
Solvency ratio (in %)	**10.7**	**10.7**

The risk-weighted basis pursuant to Section 22 (1) Austrian Banking Act and the resulting capital requirement showed the following changes:

in EUR million	at 31 Dec 2004	at 31 Dec 2003
Risk-weighted basis acc. to Section 22 Austrian Banking Act	65,384	62,188
of which 8% minimum capital requirement	5,231	4,975
Capital requirement for open foreign exchange position acc. to Section 26 Austrian Banking Act	49	14
Capital requirement for the Trading Book acc. to Section 22 b (1) Austrian Banking Act	314	326
Capital requirement	**5,594**	**5,315**

Information on the Consolidated Income Statement

29) Net interest income

in EUR million	2004	2003
Interest income from		
Lending and money market transactions with credit institutions	588.1	788.0
Lending and money market transactions with customers	3,009.2	2,883.7
Fixed-income securities	1,269.2	1,154.0
Other interest and similar income	86.5	70.8
Current income from		
Shares and other variable-yield securities	173.9	163.9
Investments		
- in non-consolidated subsidiaries	9.2	10.7
- in associates accounted for at equity	13.7	56.9
- in other investments	13.5	14.2
Property used by outside parties	65.5	67.3
Total interest and similar income	**5,228.8**	**5,209.5**
Interest expenses for		
Amounts owed to credit institutions	(494.7)	(600.3)
Amounts owed to customers	(1,208.2)	(1,214.9)
Debts evidenced by certificates	(611.1)	(577.2)
Subordinated capital	(212.8)	(223.3)
Other	(6.5)	(7.0)
Total interest and similar expenses	**(2,533.3)**	**(2,622.7)**
Net interest income	**2,695.5**	**2,586.8**

_____ Net interest income includes the net interest income of EUR 137 million (2003: EUR 139 million) from finance leases.

30) Risk provisions for loans and advances

in EUR million	2004	2003
Allocation to risk provisions for loans and advances	(857.3)	(745.1)
Release of risk provisions for loans and advances	497.0	374.9
Direct write-offs of loans and advances	(61.2)	(59.8)
Amounts received against written-off loans and advances	15.3	23.6
Total	**(406.2)**	**(406.4)**

_____ The above figures do not include the allocations to and releases of risk provisions netted in net interest income (suspended interest). See the explanation in Note 15.

_____ The allocations to and releases of other risk provisions that do not pertain to lendings are included in other operating result (see Note 35). The above figures include the allocations to and release of provisions for off-balance-sheet credit risks.

31) Net commission income

in EUR million	2004	2003
Lending business	178.7	160.1
Payment transfers	443.7	384.7
Securities transactions	303.1	248.8
of which investment fund transactions	133.6	111.2
custodial fees	44.9	43.9
brokerage	124.6	93.6
Insurance business	61.6	59.0
Building society brokerage	35.9	38.3
Foreign exchange transactions	40.9	50.5
Other	77.2	55.2
Total	**1,141.1**	**996.6**

32) Net trading result

in EUR million	2004	2003
Securities and derivatives trading	89.9	97.6
Foreign exchange transactions	126.6	117.0
Total	**216.5**	**214.6**

Listed products are valued at the prices quoted on the balance sheet date. The fair values of non-listed products are measured by the net present value method or using suitable option pricing models. All realised and unrealised gains are reported in the income statement within net trading result. Also included in this item are interest and dividend income earned on the trading portfolio, and the portfolio's funding cost.

33) General administrative expenses

in EUR million	2004	2003
Personnel expenses	(1,480.4)	(1,422.3)
Other administrative expenses	(772.2)	(691.9)
Depreciation and amortisation	(340.3)	(346.6)
Total	**(2,592.9)**	**(2,460.8)**

Personnel expenses

in EUR million	2004	2003
Wages and salaries	(1,080.9)	(1,031.4)
Compulsory social security contributions	(292.7)	(273.5)
Long-term employee provisions	(87.0)	(62.0)
Other personnel expenses	(19.8)	(55.4)*
Total	**(1,480.4)**	**(1,422.3)**

* This includes EUR 32.0 million from one-time payments made to pension funds under Section 48a Austrian Pension Fund Act as amended.

Average number of employees on payroll during the financial year (in full-time equivalents)

	2004	2003
Employed by Group	**36,533**	**36,661**
Domestic	14,765	15,213
thereof Haftungsverbund savings banks	6,843	6,958
Foreign countries	21,768	21,448
thereof Česká spořitelna Group	11,805	12,823
thereof Slovenská sporitel'ňa	5,233	5,300
thereof other subsidiaries	4,730	3,325

_____ In addition to the headcount given above, during the reporting period an average of 73 people (2003: 68) were employed in non-bank Group companies (hotel leisure segment).

_____ At the end of 2004, loans and advances to members of the Managing Board totalled EUR 138,000 (2003: EUR 150,000). Loans to members of the Supervisory Board amounted to EUR 1.973 million (2003: EUR 2.397 million). The applicable interest rates and other terms (maturity dates and collateralisation) are in line with typical market practice. In 2004 members of the Managing Board made loan repayments totalling EUR 12,000 (2003: EUR 11,000) and members of the Supervisory Board repaid EUR 424,000 (2003: EUR 218,000) on loans. Loans extended in the 2004 financial year to parties related to the Supervisory Board carried market rates of interest and were in line with market practice in their other terms.

_____ In 2004 the then members of the Managing Board received remuneration (including non-cash compensation) in their capacity as Managing Board members totalling EUR 11.672 million (2003: EUR 5.911 million), which represented 0.8% of the total personnel expenses of the Erste Bank Group.

_____ In financial 2004, EUR 683,000 (2003: EUR 599,000) was paid to former members of the Managing Board or their surviving dependants.

_____ The breakdown of the remuneration of the members of the Managing Board in 2004 was as follows:

(in EUR thousand) Managing Board member	Monetary compensation Salary	Monetary compensation Bonus	Other compensation	Total
Andreas Treichl	1,200	3,000 [1]	345	4,545
Elisabeth Bleyleben-Koren	900	750	205	1,855
Reinhard Ortner	750	625	172	1,547
Franz Hochstrasser	750	625	172	1,547
Erwin Erasim	500	420	117	1,037
Christian Coreth from 1 July 2004	200	0 [2]	48	248
André Horovitz until 30 June 2004	218	364	311	893
	4,518	5,784	1,370	11,672

1 Including a one-time bonus of 2,000
2 Bonuses are paid out in the first half of the year

In 2004 the Managing Board of Erste Bank AG did not receive supervisory board emoluments or other compensation from subsidiaries majority-owned by Erste Bank. The item "other compensation" represents pension fund contributions and various non-cash compensation. The compensation of the members of the Managing Board depends on the individual's responsibilities, the achievement of corporate targets and the Group's financial situation.

The Supervisory Board members of Erste Bank in 2004 were paid EUR 349,000 (2003: 467,000) for their board function. Members of the Supervisory Board received the following compensation for board functions in fully consolidated subsidiaries of Erste Bank: Heinz Kessler: EUR 7,632.51; Klaus Braunegg: EUR 12,538.88. Other transactions resulted in the following payments to members of the Supervisory Board or companies related to them:

For legal services to assist in debt recovery, the law firm Braunegg, Hoffmann & Partner, a company related to Mr. Klaus Braunegg, received gross fees in 2004 totalling EUR 133,015.95, including value added tax and court fees in the amount of EUR 41,146.27. For various legal consulting to Erste Bank and Erste Bank's fully consolidated subsidiaries, Braunegg, Hoffmann & Partner in 2004 received total gross fees of EUR 53,588.00 including value added tax and disbursements.

DORDA BRUGGER JORDIS Rechtsanwälte GmbH, a law firm related to Theresa Jordis, in 2004 invoiced a total of EUR 112,770.58 (excluding value added tax and disbursements) for consulting contracts with fully consolidated subsidiaries of Erste Bank.

PwC PricewaterhouseCoopers GmbH, a company related to Friedrich Rödler, in 2004 invoiced a total of EUR 91,395.00 for consulting contracts with fully consolidated subsidiaries of Erste Bank.

The following amounts of compensation were paid to the individual members of the Supervisory Board:

(in EUR thousand) Supervisory Board member	Supervisory Board compensation	Meeting fees	Total
Heinz Kessler	27	12	39
Klaus Braunegg	27	12	39
Theresa Jordis	21	10	31
Bettina Breiteneder	0	4	4
Dietrich Blahut until 4 May 2004	18	1	19
Elisabeth Gürtler	18	3	21
Jan Homan	0	2	2
Wolfgang Houska until 4 May 2004	18	3	21
Werner Hutschinski	18	9	27
Dietrich Karner until 10 March 2004	18	0	18
Josef Kassler	18	4	22
Lars-Olof Ödlund	18	2	20
Friedrich Rödler	0	7	7
Hubert Singer	18	3	21
Georg Winckler	18	10	28
Günter Benischek	0	2	2
Erika Hegmala	0	5	5
Ilse Fetik	0	3	3
Joachim Härtel	0	8	8
Anton Janku	0	9	9
Christian Havelka	0	3	3

Other administrative expenses

in EUR million	2004	2003
IT expenses	(194.5)	(162.1)
Expenses for office space	(153.4)	(140.7)
Office operating expenses	(138.6)	(135.7)
Advertising/marketing	(114.7)	(103.5)
Legal and consulting costs	(74.8)	(71.4)
Sundry administrative expenses	(96.2)	(78.5)
Total	**(772.2)**	**(691.9)**

Depreciation and amortisation

in EUR million	2004	2003
Software and other intangible assets	(136.9)	(132.3)
Real estate used by the Group	(53.9)	(60.0)
Office furniture and equipment and sundry tangible assets	(149.5)	(154.3)
Total	**(340.3)**	**(346.6)**

34) Net income from insurance business

in EUR million	2004	2003
Premiums earned	1,013.5	937.1
Investment income from technical business	320.4	252.4
Claims incurred	(249.0)	(285.8)
Change in underwriting reserves	(856.6)	(693.6)
Expenses for policyholder bonuses	(75.0)	(67.7)
Operating expenses	(106.0)	(102.9)
Sundry underwriting profit/loss	17.6	(10.0)
Underwriting profit/loss	***64.9***	***29.5***
Financial profit/loss	290.3	255.8
Carry forward – underwriting	(320.4)	(252.4)
Total	**34.8**	**32.9**

35) Other operating result

in EUR million	2004	2003
Other operating income		
Income from measurement/sale of securities held to maturity	11.7	14.2
Income from real estate/properties	36.4	45.5
Income from release of other provisions/risks	11.4	7.5
Proceeds of the sale of the czech property insurance business	88.0	-
Sundry operating income	67.9	94.3
Total other operating income	**215.4**	**161.5**
Other operating expenses		
Expenses from measurement/sale of securities held to maturity	(12.7)	(15.3)
Losses from real estate/properties	(25.1)	(27.3)
Amortisation of goodwill (since 1.1. 2004 Impairment)	(80.0)	(81.2)
Expenses from allocation of other provisions/risks	(35.2)	(26.4)
Expenses from making deposit insurance contributions	(54.0)	(41.5)
Other taxes	(18.1)	(10.7)
Provisions for litigations	(44.5)	(19.7)
One-off expenses for non-capitalised software	(17.3)	(33.4)
Sundry operating expenses	(117.6)	(108.4)
Total other operating expenses	**(404.5)**	**(363.9)**
Other operating result		
Results from measurement/sale of securities held as investments available for sale	60.9	9.6
Measurement of the sale of Investkredit	67.2	-
Results from measurement/sale of shares in unconsolidated subsidiaries	33.3	(9.3)
Total other operating result	**(27.7)**	**(202.1)**

Sundry operating income/expenses consist primarily of items not attributable to ordinary banking activities, such as operating costs, cost of goods purchased for resale, sales revenues generated by providers of banking support services and by other non-banks, and licensing income.

36) Taxes on income

The taxes on income are made up of the current taxes on income calculated in each of the Group companies based on the results as reported for tax purposes, corrections to taxes on income for previous years, and the change in deferred taxes.

in EUR million	2004	2003
Current tax expense	(232.4)	(179.0)
Deferred tax expense	(41.4)	(45.2)
Total	**(273.8)**	**(224.2)**

The following table reconciles the transformation of pre-tax profit and the Austrian tax rate to the income taxes reported in the income statement:

in EUR million	2004	2003
Pre-tax profit for the year	1,061.1	761.6
Income tax expense for the financial year at the domestic statutory tax rate (34%)	(360.7)	(258.9)
Impact of different foreign tax rates	42.6	14.7
Tax reductions due to tax-exempt earnings of investments and other tax-exempt income	134.7	178.4
Tax increases due to non-deductible expenses	(74.0)	(137.4)
Tax expense/income not attributable to the reporting period	(16.4)	(21.0)
Reported taxes on income	**(273.8)**	**(224.2)**

37) Appropriation of net profit

in EUR million	2004	2003
Net profit after minority interests	544.5	353.3
Allocation to reserves	(423.8)	(263.4)
Profit carried forward	0.1	0.2
Distributable profit of the parent company	**120.8**	**90.1**

The Managing Board proposes to the Annual General Meeting that shareholders be paid a dividend of EUR 0.50 per share (2003 after stock split: EUR 0.375 per share) and that the remaining retained profit under Section 65 (5) Austrian Stock Corporation Act be carried forward.

38) Segment reporting

Segmentation by business activities

In the 2004 financial year the accounting segment structure of the Erste Bank Group remained unchanged.

The first-order segmentation consists of the three market segments Austria, Central Europe, and International as well as Group Corporate Centre.

Austria segment: The Austria segment comprises all business units and subsidiaries operating in Austria. It is further segmented according to business activity into Haftungsverbund, Retail and Real Estate, Large Corporate Customers and Trading and Investment Banking.

The Retail and Real Estate segment also encompasses those savings banks in which Erste Bank holds a majority stake (Salzburger Sparkasse, Tiroler Sparkasse and Sparkasse Hainburg-Bruck-Neusiedl). The savings banks that are consolidated as a result of their membership in the Haftungsverbund Agreement or in which Erste Bank holds no interest or only a minority interest are grouped in the Haftungsverbund segment.

Central Europe segment: The Central Europe market segment, which is subdivided into the entities operating in the Central Europe countries, encompasses the results of Česká spořitelna, a.s. (the Czech Republic segment), Slovenská sporitel'ňa (Slovakia segment), Erste Bank Hungary Rt. (Hungary segment) and Erste & Steiermärkische banka d.d. (Croatia segment).The results for the 2004 financial year of Postabank (acquired at the end of 2003 and merged as of 1 September 2004 with Erste Bank Hungary) are included under Erste Bank Hungary.

International segment: This reporting segment includes both the International Business unit in Vienna and the commercial lending business of the London, New York, and Hong Kong profit centres.

Corporate Centre segment: Corporate Centre encompasses all performance components that cannot be attributed directly to other segments, as well as consolidating entries.

The allocation of results to the segments is based on the profit contribution report at the business unit level. Net interest income is determined based on opportunity cost (market spread, maturity mismatch), with the contribution from maturity transformation attributed entirely to the Trading and Investment Banking segment. Fees and commissions, net trading result and other operating result are allocated to the business units where they are generated.

General administrative expenses are reported on the basis of activity-based costing (product cost, indirect costs and general overhead) at the business unit level.

Segmentation by geographic markets

The following regional segmentation underlies this segmental analysis.

> Austria
> Central Europe (Czech Republic, Slovakia, Hungary, Croatia)
> Rest of Europe
> North America
> Central and South America
> Asia
> Rest of world

The Austria geographic segment captures the contributions generated in Austria and Corporate Centre, subdivided by core business areas. The Central Europe segment represents the contributions from Central Europe.

The International segment, subdivided by core business activities, is distributed across the geographic segments according to customer location.

Segment reporting/overview

in EUR million	Total 2004	Total 2003	Austria 2004	Austria 2003	Central Europe 2004	Central Europe 2003
Net interest income	2,695.5	2,586.8	1,607.9	1,622.8	950.9	829.4
Risk provisions for loans/advances	(406.2)	(406.4)	(341.3)	(374.6)	(49.9)	(9.7)
Net commission income	1,141.1	996.6	722.1	680.2	404.3	345.3
Net trading result	216.5	214.6	117.6	137.1	101.4	71.2
General administrative expenses	(2,592.9)	(2,460.7)	(1,613.0)	(1,655.6)	(897.0)	(766.7)
Income from insurance business	34.8	32.9	26.4	25.9	8.4	10.2
Other operating result	(27.7)	(202.1)	(32.0)	(26.4)	(44.8)	(167.1)
Pre-tax profit for the year	**1,061.1**	**761.6**	**487.8**	**409.4**	**473.2**	**312.6**
less taxes	(273.8)	(224.2)	(113.4)	(128.4)	(107.8)	(78.1)
less minority interests	(242.8)	(184.1)	(158.7)	(112.3)	(43.3)	(44.7)
Net profit after minority interests	**544.5**	**353.3**	**215.7**	**168.7**	**322.1**	**189.7**
Average risk-weighted assets	66,470.4	61,888.0	46,484.0	44,771.0	13,318.7	10,162.1
Average attributed equity	3,022.8	2,578.2	1,731.0	1,549.1	860.8	611.0
Cost-income ratio (in %)	**63.4%**	**64.2%**	**65.2%**	**67.1%**	**61.2%**	**61.0%**
ROE based on net profit after minority interests (in %)	**18.0%**	**13.7%**	**12.5%**	**10.9%**	**37.4%**	**31.1%**
Funding costs	(163.1)	(142.0)	(70.6)	(73.0)	(64.8)	(44.4)
Amortisation of goodwill	(80.0)	(81.1)	0.0	(18.5)	0.0	(54.4)

in EUR million	International Business 2004	International Business 2003	Corporate Centre 2004	Corporate Centre 2003
Net interest income	150.8	146.8	(14.1)	(12.1)
Risk provisions for loans/advances	(15.5)	(26.1)	0.6	3.9
Net commission income	22.5	21.1	(7.9)	(50.0)
Net trading result	1.7	0.1	(4.2)	6.2
General administrative expenses	(33.4)	(34.0)	(49.5)	(4.4)
Income from insurance business	0.0	0.0	0.0	(3.2)
Other operating result	(5.7)	(13.8)	54.8	5.2
Pre-tax profit for the year	**120.4**	**94.1**	**(20.3)**	**(54.5)**
less taxes	(26.7)	(24.0)	(25.8)	6.3
less minority interests	0.0	0.0	(40.7)	(27.1)
Net profit after minority interests	**93.6**	**70.1**	**(86.9)**	**(75.3)**
Average risk-weighted assets	6,262.0	6,387.5	405.7	567.3
Average attributed equity	404.7	384.0	26.2	34.1
Cost-income ratio (in %)	**19.1%**	**20.2%**	**(189.7%)**	**(7.4%)**
ROE based on net profit after minority interests (in %)	**23.1%**	**18.3%**	**(331.3%)**	**(220.6%)**
Funding costs	0.0	0.0	(27.7)	(24.5)
Amortisation of goodwill	0.0	0.0	(80.0)	(8.3)

Segment reporting/Austria

in EUR million	Austria 2004	Austria 2003	Savings Banks 2004	Savings Banks 2003	Retail and Real Estate 2004	Retail and Real Estate 2003
Net interest income	1,607.9	1,622.8	849.6	841.3	516.1	521.8
Risk provisions for loans/advances	(341.3)	(374.6)	(184.5)	(198.1)	(118.9)	(132.4)
Net commission income	722.1	680.2	318.8	321.5	280.4	264.1
Net trading result	117.6	137.1	18.8	29.3	10.5	16.7
General administrative expenses	(1,613.0)	(1,655.6)	(801.7)	(820.5)	(634.8)	(653.0)
Income from insurance business	26.4	25.9	0.0	0.0	26.4	25.9
Other operating result	(32.0)	(26.4)	(11.8)	(22.3)	(5.5)	(2.5)
Pre-tax profit for the year	**487.8**	**409.4**	**189.1**	**151.3**	**74.2**	**40.5**
less taxes	(113.4)	(128.4)	(46.6)	(46.7)	(15.7)	(15.5)
less minority interests	(158.7)	(112.3)	(133.8)	(101.5)	(14.8)	(5.3)
Net profit after minority interests	**215.7**	**168.7**	**8.7**	**3.1**	**43.7**	**19.8**
Average risk-weighted assets	46,484.0	44,771.0	22,986.2	22,179.7	12,844.7	12,185.8
Average attributed equity	1,731.0	1,549.1	242.3	190.8	813.8	732.7
Cost-income ratio (in %)	**65.2%**	**67.1%**	**67.5%**	**68.8%**	**76.2%**	**78.8%**
ROE based on net profit after minority interests (in %)	**12.5%**	**10.9%**	**3.6%**	**1.6%**	**5.4%**	**2.7%**
Funding costs	(70.6)	(73.0)	(16.2)	(15.3)	(37.0)	(39.5)
Amortisation of goodwill	0.0	(18.5)	0.0	(5.9)	0.0	(12.6)

in EUR million	Large Corporate Customers 2004	Large Corporate Customers 2003	Trading and Investment Banking 2004	Trading and Investment Banking 2003
Net interest income	139.9	147.7	102.4	112.1
Risk provisions for loans/advances	(37.9)	(44.1)	0.0	0.0
Net commission income	71.2	53.1	51.7	41.5
Net trading result	1.2	1.5	87.1	89.6
General administrative expenses	(83.0)	(81.2)	(93.5)	(100.9)
Income from insurance business	0.0	0.0	0.0	0.0
Other operating result	(7.7)	9.1	(7.0)	(10.8)
Pre-tax profit for the year	**83.7**	**86.1**	**140.8**	**131.5**
less taxes	(17.9)	(25.6)	(33.3)	(40.6)
less minority interests	(10.1)	(6.0)	0.0	0.3
Net profit after minority interests	**55.8**	**54.6**	**107.5**	**91.2**
Average risk-weighted assets	6,860.9	6,918.9	3,792.1	3,486.6
Average attributed equity	434.7	416.0	240.3	209.6
Cost-income ratio (in %)	**39.1%**	**40.2%**	**38.7%**	**41.5%**
ROE based on net profit after minority interests (in %)	**12.8%**	**13.1%**	**44.8%**	**43.5%**
Funding costs	(14.6)	(15.7)	(2.8)	(2.5)
Amortisation of goodwill	0.0	0.0	0.0	0.0

Segment reporting/Central Europe

in EUR million	Central Europe 2004	Central Europe 2003	Česká spořitelna 2004	Česká spořitelna 2003	Slovenská sporitel'ňa 2004	Slovenská sporitel'ňa 2003
Net interest income	950.9	829.4	506.6	460.8	185.8	234.7
Risk provisions for loans/advances	(49.9)	(9.7)	(15.8)	1.3	0.8	3.3
Net commission income	404.3	345.3	268.6	252.3	66.4	51.6
Net trading result	101.4	71.2	41.0	38.1	16.5	10.8
General administrative expenses	(897.0)	(766.7)	(498.5)	(474.1)	(158.5)	(157.3)
Income from insurance business	8.4	10.2	8.4	10.2	0.0	0.0
Other operating result	(44.8)	(167.1)	3.9	(75.7)	(25.4)	(81.9)
Pre-tax profit for the year	**473.2**	**312.6**	**314.1**	**212.9**	**85.6**	**61.3**
less taxes	(107.8)	(78.1)	(92.5)	(75.2)	(7.2)	(5.6)
less minority interests	(43.3)	(44.7)	(12.3)	(15.2)	(18.8)	(22.9)
Net profit after minority interests	**322.1**	**189.7**	**209.4**	**122.5**	**59.6**	**32.7**
Average risk-weighted assets	13,318.7	10,162.1	7,491.5	6,287.5	1,890.2	1,493.2
Average attributed equity	860.8	611.0	484.2	378.0	122.2	89.8
Cost-income ratio (in %)	**61.2%**	**61.0%**	**60.5%**	**62.3%**	**59.0%**	**52.9%**
ROE based on net profit after minority interests (in %)	**37.4%**	**31.1%**	**43.2%**	**32.4%**	**48.8%**	**36.5%**
Funding costs	(64.8)	(44.4)	(26.4)	(27.7)	(11.1)	(6.2)
Amortisation of goodwill	0.0	(54.4)	0.0	(40.2)	0.0	(12.0)

in EUR million	Erste Bank Hungary 2004	Erste Bank Hungary 2003	Erste Bank Croatia 2004	Erste Bank Croatia 2003
Net interest income	174.0	58.5	84.5	75.4
Risk provisions for loans/advances	(30.0)	(7.5)	(4.9)	(6.9)
Net commission income	52.6	28.8	16.7	12.5
Net trading result	31.3	11.6	12.6	10.7
General administrative expenses	(175.7)	(69.3)	(64.3)	(66.1)
Income from insurance business	0.0	0.0	0.0	0.0
Other operating result	(21.0)	(7.6)	(2.3)	(1.8)
Pre-tax profit for the year	**31.3**	**14.7**	**42.2**	**23.7**
less taxes	0.3	(1.7)	(8.5)	4.3
less minority interests	(0.1)	0.1	(12.1)	(6.7)
Net profit after minority interests	**31.5**	**13.2**	**21.6**	**21.3**
Average risk-weighted assets	2,031.2	920.8	1,905.9	1,460.6
Average attributed equity	131.3	55.4	123.2	87.8
Cost-income ratio (in %)	**68.1%**	**70.0%**	**56.6%**	**67.1%**
ROE based on net profit after minority interests (in %)	**24.0%**	**23.8%**	**17.6%**	**24.2%**
Funding costs	(21.5)	(3.2)	(5.8)	(7.3)
Amortisation of goodwill	0.0	0.0	0.0	(2.2)

Segment reporting by region

in EUR million	Austria 2004	Austria 2003	Central Europe 2004	Central Europe 2003
Net interest income	1,596.0	1,628.5	964.4	837.7
Risk provisions for loans/advances	(340.7)	(370.6)	(50.0)	(12.3)
Net commission income	711.5	626.8	406.9	348.5
Net trading result	111.1	141.6	101.4	71.2
General administrative expenses	(1,637.9)	(1,659.7)	(917.1)	(769.1)
Income from insurance business	26.4	22.7	8.4	10.2
Other operating result	23.5	(32.7)	(43.5)	(167.1)
Pre-tax profit for the year	**490.1**	**356.6**	**470.5**	**319.1**
less taxes	(136.9)	(117.5)	(109.9)	(80.1)
less minority interests	(199.7)	(139.4)	(43.1)	(44.7)
Net profit after minority interests	**153.5**	**99.7**	**317.6**	**194.3**
Average risk-weighted assets	48,338	46,238	13,856	11,402

in EUR million	Rest of Europe *2004*	Rest of Europe *2003*	North America *2004*	North America *2003*
Net interest income	30.2	28.1	56.7	44.4
Risk provisions for loans/advances	(4.4)	(2.5)	(3.5)	(13.4)
Net commission income	7.3	5.2	6.2	8.3
Net trading result	1.3	0.3	1.3	0.5
General administrative expenses	(14.1)	(13.3)	(15.4)	(11.6)
Income from insurance business	0.0	0.0	0.0	0.0
Other operating result	(3.8)	(2.4)	(4.6)	0.0
Pre-tax profit for the year	**16.6**	**15.4**	**40.8**	**28.2**
less taxes	(1.3)	(4.7)	(18.6)	(8.7)
less minority interests	0.0	0.0	0.0	0.0
Net profit after minority interests	**15.3**	**10.7**	**22.2**	**19.4**
Average risk-weighted assets	1,585	1,373	1,394	1,587

in EUR million	Central/South America 2004	Central/South America 2003	Asia 2004	Asia 2003
Net interest income	1.8	2.6	42.8	14.9
Risk provisions for loans/advances	(0.1)	(0.3)	(4.9)	(2.6)
Net commission income	4.4	2.6	4.4	4.4
Net trading result	0.0	0.0	1.4	(0.6)
General administrative expenses	(1.0)	(1.0)	(7.0)	(4.9)
Income from insurance business	0.0	0.0	0.0	0.0
Other operating result	0.0	0.0	0.8	0.0
Pre-tax profit for the year	**5.1**	**3.9**	**37.5**	**11.2**
less taxes	(1.2)	(1.2)	(6.0)	(3.5)
less minority interests	0.0	0.0	0.0	0.0
Net profit after minority interests	**3.9**	**2.7**	**31.5**	**7.7**
Average risk-weighted assets	112	180	1,057	642

in EUR million	Other 2004	Other 2003	Total 2004	Total 2003
Net interest income	3.4	30.7	2,695.5	2,586.8
Risk provisions for loans/advances	(2.6)	(4.7)	(406.2)	(406.4)
Net commission income	0.4	0.9	1,141.1	996.6
Net trading result	0.0	1.6	216.5	214.6
General administrative expenses	(0.4)	(1.1)	(2,592.9)	(2,460.7)
Income from insurance business	0.0	0.0	34.8	32.9
Other operating result	(0.1)	0.0	(27.7)	(202.1)
Pre-tax profit for the year	**0.7**	**27.3**	**1,061.1**	**761.6**
less taxes	0.0	(8.5)	(273.8)	(224.2)
less minority interests	0.0	0.0	(242.8)	(184.1)
Net profit after minority interests	**0.6**	**18.9**	**544.5**	**353.3**
Average risk-weighted assets	129	467	66,470	61,888

39) Aditional information

Only non-Euro-area currencies are now reported as foreign currencies.

in EUR million	at 31 Dec 2004	at 31 Dec 2003
Assets	60,624	53,874
Liabilities	49,297	45,986

Unconsolidated foreign investments and goodwill are not reported as assets and liabilities denominated in foreign currencies.

Foreign assets and liabilities:

in EUR million	at 31 Dec 2004	at 31 Dec 2003
Assets	69,763	59,609
Liabilities	63,736	54,807

40) Loans and advances to and amounts owed to unconsolidated subsidiaries and investments

in EUR million	at 31 Dec 2004	at 31 Dec 2003
Loans and advances to credit institutions		
Unconsolidated subsidiaries	-	1
Associates accounted for at equity	46	42
Other investments	398	377
Loans and advances to customers		
Unconsolidated subsidiaries	529	466
Associates accounted for at equity	323	107
Other investments	734	598
Investments available for sale		
Unconsolidated subsidiaries	2	3
Associates accounted for at equity	36	36
Other investments	62	61
Financial investments		
Unconsolidated subsidiaries	-	1
Associates accounted for at equity	4	7
Other investments	4	67
Amounts owed to credit institutions		
Unconsolidated subsidiaries	2	3
Associates accounted for at equity	22	29
Other investments	2,296	2,020
Amounts owed to customers		
Unconsolidated subsidiaries	46	56
Associates accounted for at equity	72	19
Other investments	124	164
Debts evidenced by certificates		
Unconsolidated subsidiaries	5	5
Associates accounted for at equity	26	26
Other investments	114	44
Subordinated capital		
Unconsolidated subsidiaries	-	-
Associates accounted for at equity	5	9
Other investments	7	26

41) Assets pledged as collateral

Assets in the amounts stated below were pledged as collateral for the following liabilities and contingent liabilities:

in EUR million	at 31 Dec 2004	at 31 Dec 2003
Amounts owed to credit institutions	1,307	202
Amounts owed to customers	349	788
Debts evidenced by certificates	1,088	1,314
Other obligations	19	21

The following assets were pledged as collateral for the abovementioned liabilities:

in EUR million	at 31 Dec 2004	at 31 Dec 2003
Loans and advances to credit institutions	1	5
Loans and advances to customers	1,275	1,920
Trading assets	78	122
Investments available for sale	217	204
Financial investments	1,555	363
Tangible assets	1	1

42) Fiduciary transactions

The fiduciary operations (not reported in the Balance Sheet) are broken down as follows:

in EUR million	at 31 Dec 2004	at 31 Dec 2003
Loans and advances to credit institutions	53	103
Loans and advances to customers	2,263	2,449
Investments available for sale	768	597
Assets held in trust	**3,084**	**3,149**
Amounts owed to credit institutions	27	260
Amounts owed to customers	2,430	2,224
Debts evidenced by certificates	627	665
Liabilities held in trust	**3,084**	**3,149**

43) Risk management policies

Riskpolicy and -strategy

The Erste Bank Group's approach to risk management seeks to achieve the best balance of risks and returns for earning a sustained high return on equity. The risk management strategy of the Erste Bank Group is marked by a conservative approach to risks facing a bank that is driven both by the requirements of customer-centred banking and by the legal environment. Under this risk management strategy, the Erste Bank Group uses an enterprise-wide system of risk monitoring and control designed to identify all risks throughout the Group (market, credit, business and operational risks), measure these risks in terms of Value-at-Risk (VaR) and ultimately enable the management to exert active control over the identified and measured risks in order to attain the goal of optimising the risk-return relationship.

Risk management organisation

In keeping with relevant law (especially the Austrian Banking Act), the central responsibility for risk management lies with the Group Managing Board. One way in which the Managing Board performs this role is by setting an aggregate bank limit based on Value-at-Risk at the quarterly meeting of the Risk Committee.

As set down in the Erste Bank Risk Rulebook, the role of the Risk Committee is to approve amendments to the rules where appropriate, allocate capital at the macro level, set an aggregate risk limit for the bank as a whole based on the bank's risk absorbing capacity, set an aggregate limit based on Value-at-Risk for market risk activities on the trading book, and define mediumterm objectives for risk management.

In order to ensure comprehensive and integrated oversight of risks across the Erste Bank Group, independent risk control function and management are Managing Board level functions exercised by the Chief Risk Officer. The Chief Risk Officer's sphere of responsibility includes the following service units:

> Strategic Risk Management
> Credit Risk Management Austria/CEE
> Credit Risk Management International
> Credit Restructuring

The Strategic Risk Management service unit supports the Chief Risk Officer in furthering the disciplined handling of risks and in harmonising risk management applications for all risk types in the business units. Working closely with the risk management departments of the business units, this unit also ensures the implementation of the risk management strategy.

At every level of the risk management process – particularly concerning market and credit risks – the measurement and monitoring functions are exercised independently of the front-office functions to be supervised (separation of front-office and back-office function).

In addition, the Chief Risk Officer is responsible for the development, implementation and monitoring of limit compliance, of risk reporting, of the risk management strategy and of the associated standards and processes.

The Chief Risk Officer also has oversight of credit risk control for the Erste Bank Group. Under the Chief Risk Officer's leadership, standards are defined for credit policy and processes, credit portfolio management and risk-adjusted pricing. As well, the Chief Risk Officer is the functional head of the entire credit risk management organisation.

In view of the growing demands placed on risk control, and in the interest of a clear definition of the roles and areas of authority of all units involved, the Group credit risk management and risk control activities are combined and bundled in the Strategic Risk Management service unit.


CHIEF RISK OFFICER (CRO)
STRATEGIC RISK MANAGEMENT
GROUP RISK CONTROL
GROUP CREDIT RISK MANAGEMENT & REPORTING
Group Market Risk Control
Group Credit Risk Control
Group Operational Risk Control
Group Credit Risk Reporting & Monitoring
Group Credit Risk Management

Risk Control

The Group Risk Control department forms part of the Strategic Risk Management unit. Group Risk Control acts as a central and independent risk control unit as required by the Austrian Banking Act (Section 39 (2)) and formulates Group guidelines for processes relating to risk management (these guidelines are codified in the Erste Bank Risk Rulebook). As an organisational entity independent of the business units, Group Risk Control thus ensures that all measured risks are within the limits set by the Managing Board.

The core competencies of Group Risk Control in the risk control process include the daily computation, analysis and reporting of market risks for the whole Group and the timely and continuous monitoring of credit, business and operational risks on the basis of Value-at-Risk. Another key function is the aggregation of all risks (market, credit, business and operational) into a measure of total bank risk (economic capital) as part of the determination of the risk absorbing capacity. Finally, Group Risk Control also prepares regular reports to the Managing Board based on Value-at-Risk.

To do justice to this broad mandate, Group Risk Control is divided into three groups that respectively concentrate on market, credit and operational risk. These sub-units each calculate Value-at-Risk on an ongoing basis with the help of specialised models. Their other responsibilities include the refinement and updating of the models and measurement methods employed and the rollout of the risk control process in the Group.

Risk Control process

The Erste Bank Group's independent risk control process has five elements:

> **Risk identification** at the Erste Bank Group means the detection of all relevant risks related to banking operations. A systematic and structured approach to this task is emphasised. Aside from existing risks, potential risks also need to be identified. The aim of risk identification is the permanent, timely, rapid, complete and cost-effective detection of all individual risks that have a bearing on the achievement of the Erste Bank Group's business targets. However, risk identification is concerned not only with the early detection of risks themselves, but also the most complete possible recognition of all sources of risk.

> **Risk measurement** at the Erste Bank Group means the valuation and analysis of all quantifiable risks on the basis of Value-at-Risk.
The expected loss is the average amount which Erste Bank loses per year in its business activities. This represents the average annual observed historical loss over the course of an economic cycle. These foreseeable costs enter into pricing as a risk premium (standard risk costs) and must be recouped through the terms extended to customers. The expected loss thus does not pose a risk for Erste Bank, but simply a "cost of doing business".
The unexpected loss (equivalent to Value-at-Risk) is the maximum actual loss in excess of this expected loss for a given observation period and a predetermined probability of occurrence (expressed in terms of a confidence level). For this unexpected loss, equity capital must be set aside.
In addition, stress scenarios are defined, with the goal of quantifying the losses that may be triggered by extremely adverse, albeit highly unlikely, events. The information gained from test scenarios complements Value-at-Risk results, making it easier to predict the effects of potential extreme market movements.

> **Risk aggregation** refers to the compilation of the results of Value-at-Risk-based risk measurement for the individual risk types (taking into account diversification effects) into an aggregate potential loss from the assumption of risk. This resulting aggregate measure is known as economic capital (representing Value-at-Risk at a confidence level of 99.95% over a one-year time period). In a multi-stage process, this aggregate total potential loss from the assumption of risk (economic capital) is compared to the resources (earnings potential, reserves and equity) available to cover potential losses. At Erste Bank this is done as part of the determination of risk absorbing capacity.

> **Risk limit-setting** at Erste Bank refers to the setting of a loss ceiling (aggregate bank limit) by the management through the Risk Committee based on the periodic determination of risk absorbing capacity, which takes into account the bank's equity base and profitability situation.

> **Risk reporting** at Erste Bank means continual reporting to management of the results of the various Value-at-Risk calculations in the individual risk types (daily Value-at-Risk report by the Market Risk Control group via Erste Bank's electronic management information system, monthly and quarterly reports, and risk absorbing capacity calculation).

Risk types

Market risk

Fluctuation in interest rates, exchange rates, share prices and commodity prices creates market risks. Market risks derive both from short-term trading (the trading book) in instruments whose prices are quoted daily and from the traditional banking business (the banking book).

Taking into account the bank's risk-absorbing capacity and projected earnings, the Managing Board sets the aggregate limit in the Risk Committee. The aggregate limit is then allocated by the Market Risk Committee based on a recommendation by the decentralised Financial Markets Risk Management unit. All market risk activities are assigned risk limits that, in the aggregate, are statistically consistent with the aggregate Value-at-Risk limit covering all market risks of Erste Bank. Limit compliance is verified at several levels: by the appropriate local risk management unit, by Risk Management Financial Markets and also by the independent Group Risk Control unit.

A key step in limit-setting is the estimation of the potential losses that could result from market movements. This amount – Value-at-Risk – is calculated at Group level on a daily basis and reported to the Managing Board via the electronic management information system. Value-at-Risk is determined by the historical simulation method. In its analysis Erste Bank uses a 99% confidence level and holding periods of one and ten days. The validity of the statistical methods applied is constantly checked by backtesting.

Extreme market situations can exert a strong influence on the value of trading positions and thus have extraordinary effects on trading results. The main such events are market movements that have a low probability of occurrence. Relying on purely statistical methods such as Value-at-Risk to measure risk does not adequately take into account the consequences of crisis situations. For this reason Erste Bank reinforces its Value-at-Risk-based risk measurement with stress testing by several methods (historical worst, extreme value theory, scenario analysis). The results of these assessments are made available to the Managing Board via the electronic management information system.

The market risk model approved by the Austrian Financial Market Authority is used to determine the minimum regulatory capital requirements of the Erste Bank Group under the Austrian Banking Act. The calculation employs the most favourable multiplier possible (3), assigned by the Financial Market Authority on the basis of an appraisal by the Austrian National Bank.

Credit risk

Credit risk arises in traditional lending business (losses incurred by the default of obligors or by the need to provision assets as a result of the deteriorating credit quality of borrowers) as well as from trading in market risk instruments (counterparty risk). Country risks are recognised implicitly in the calculation of credit risk.

The task of the Group Credit Risk Control unit within the Group Risk Control department in this context is the measurement of credit risk, using a portfolio model based on credit Value-at-Risk, for the entire credit business of Erste Bank AG and the largest foreign and domestic subsidiaries. Neither the Group Risk Control department nor the Group Credit Risk Control unit is involved in the operational credit decisions. That responsibility falls entirely to the three decentralised credit risk management units (Group Credit Risk Reporting & Monitoring, Credit Risk Management International and Credit Risk Management Austria/CEE).

Measurement of credit Value-at-Risk is based on confidence levels of 95% and 99.95% (as in the total-bank risk management calculation of risk-absorbing capacity) and a risk horizon of one year. The central risk drivers in the portfolio model – the probabilities of default and transition probabilities for each customer segment - are determined based on the Group's own rating history and used in the calculation of credit Value-at-Risk.

In 2004, Group Credit Risk Control developed a new model of standard risk cost that takes account of, among other factors, the Basel II parameters. The use of the new model is scheduled for 2005 and is thus intended to ensure the operational application of the Basel II provisions to credit pricing.

Operational risk

As early as March 2000 a project was started for the first bankwide identification (Erste Bank AG) and measurement of operational risks. It was completed in April 2001 with the implementation of a model for calculating operational risk in Value-at-Risk terms.

Erste Bank uses the same definition of operational risk as the Basel Committee on Banking Supervision (Basel II): "the risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events." In keeping with current practice at most international banks, the responsibility for operational risks rests with line management. The identification and measurement of operational risks employs quantitative and qualitative methods.

The quantitative measurement methods are based on internal loss experience data. To assist in the capture of this data, an intranet-based data collection tool was launched in mid-2004. The data collected since 1998 was migrated to the new tool. The proper transmission of loss reports is verified by the Internal Audit department. In order to factor in losses which have not occurred to date but are nevertheless possible, external data and scenarios are also used.

On the qualitative side, risk assessments have been employed since the beginning of 2003. The first pass through all business lines of Erste Bank AG was completed in 2004. Based on the qualitative information thus obtained, a potential further step would be to develop risk management instruments to support line management in making decisions aimed at reducing operational risk. In order to be able to assess potential risks at an early stage in the future, Erste Bank is in the process of defining key risk indicators.

Since the beginning of 2004 the insurance cover obtained by the Erste Bank Group is combined in a group-wide insurance programme. By means of this approach, the cost for the Group's traditional property insurance needs was reduced, making it possible to buy additional insurance for previously uninsured banking-specific risks. The combination of potential economies and additional insurance cover, without an increase in overall cost, is achieved by retaining part of the losses in a captive reinsurance firm, thus permitting diversification of risk in the Group.

Business risk (fixed-costs risk)

Business risk, or fixed-costs risk, is defined by Erste Bank as the risk that an unexpected decline in revenues will lead to a loss because of the inflexibility of fixed costs. Known also as operating leverage risk, business risk thus reflects the degree of volatility of the major income and revenue items in Erste Bank's contribution margin accounting. Such unexpected fluctuations in income may be caused by changes in the competitive environment or customer behaviour or by technological advances.

Controlling Erste Bank's overall risk

_____ At Erste Bank AG, the regulatory requirements for qualitative risk management that result from pillar 2 of Basel II (Supervisory Review Process) and from the ICAAP (Internal Capital Adequacy Assessment Process) consultation paper are fulfilled by the risk absorbing capacity calculation which has been in use for years and by risk-adjusted performance measurement.

Determination of risk absorbing capacity

_____ It follows from the risk absorbing capacity calculus that the objective of an overall risk control function must be to ensure the credit institution's continued solvency. The central tool for safeguarding this is the calculation of risk absorbing capacity. In this computation, the Value-at-Risk resulting from the different risk types is aggregated to arrive at the total potential loss from the assumption of risk (Economic Capital) and this loss potential is then compared in a multi-stage process to the resources (earnings potential, reserves and equity) available to cover these potential losses. Aside from the risk actually measured, a safety buffer and the existing risk limits are also taken into account on a Value-at-Risk basis. The point of this comparison is to determine the extent to which the bank is in a position to absorb potential unexpected losses (calculation of risk absorbing capacity). Risk absorbing capacity thus represents a limit for the aggregate risk activities of Erste Bank. Based on the bank's measured ability to bear risk, the Managing Board establishes an aggregate bank limit at the quarterly Risk Committee meeting.

_____ The measure of risk used to calculate this aggregate bank limit is the Economic Capital that the bank must hold in order to cover its risk. This Economic Capital is defined as the minimum capital necessary on an annual basis to cover unexpected losses at a confidence level of 99.95%, derived from the default probability of Erste Bank's target rating. The objective of calculating this figure is to determine the amount of capital needed in order to ensure Erste Bank's continued viability even in extreme loss scenarios. This figure also allows for comparative measurement and aggregation of all risks. In parallel with this approach based on Economic Capital, the risk absorbing capacity is also calculated at a much lower confidence level of 95% and conveyed to the management as supplementary information.

Erste Bank AG's aggregate risk by risk type (unaudited):

_____ Allocation of Economic Capital (99.95% confidence level) at 31 December 2004


70.5%
Credit risk
18.1%
Operational risk from credit risk
10.8%
Operational risk
0.6%
Market risk

Risk-adjusted performance measurement (RAPM) and shareholder value added

_____ Building on this calculation of risk throughout the bank based on Value-at-Risk for the different types of risk, Erste Bank can use the Economic Capital determined for each business area as the crucial component in the calculation of risk-adjusted Return on conomic Capital (ROEC). This figure compares all revenue with the risk that is taken in generating it, using Economic Capital as the measure of risk. As part of measuring risk-adjusted performance, a comparison is drawn between the results of marginal costing based on regulatory capital and the results based on Economic Capital.

_____ Return on Economic Capital is determined for each business unit. This extends the existing controlling tools, such as marginal costing, by also making available to management the information it needs to view the entire bank through the lens of risk-return ratios. Going beyond the determination of regulatory capital adequacy, this parallel computation also lays the foundation for risk-efficient capital allocation based on risk-adjusted performance measurement (RAPM). Thus, Economic Capital and ROEC combine risk limit-setting aimed at preserving the bank's continued existence with active risk and capital management geared to increasing Erste Bank's enterprise value for its shareholders (adding shareholder value).

Decentralised risk management

The decentralised Financial Markets Risk Management group within the Treasury business unit is responsible for the day-to-day control of the market risk associated with trading activities. It oversees market risk limits and counterparty limits. Other key duties include risk reporting, supporting the trading desk, legal support, testing of new products and - in co-ordination with Group Risk Control - market risk management.

The Treasury unit is also where market risks relating to the banking book are measured. The Balance Sheet Management group submits monthly reports to the Asset Liability Committee (ALCO) on the interest rate risk of Erste Bank Group and the savings banks group, to be used as a basis for adjusting balance sheet risks.

The responsibility for operational credit risk management rests with two service units: Credit Risk Management Austria/CEE and Credit Risk Management International. Foreign branches and subsidiaries have their own risk management units as required.

Basel II

In order to fulfil the requirements of the new capital adequacy regulations (Basel II/EU), a dedicated Basel II programme was set up in the Erste Bank Group. Its technical direction is provided by the Strategic Risk Management unit.

Advanced approaches to measuring credit, market and operational risk

Erste Bank AG is an active participant in the consultation process shaping the new capital adequacy regulations for banks. Erste Bank's goal is to qualify for advanced approaches (according to the Basel II definition) when the new provisions enter into force.

For credit risk, Erste Bank seeks to apply the Advanced IRB Approach in the retail segment and the Foundation IRB Approach in all other Basel segments. For the measurement of market risk in the trading book, an internal model approved by the Austrian Financial Market Authority is already in place, and the model for measuring interest rate risk in the banking book already satisfies the Basel II requirements to a large extent. In the area of operational risk, Erste Bank is working to qualify for an Advanced Measurement Approach (the loss distribution approach) when the new provisions take effect. The decision as to which approach will ultimately be used to determine capital adequacy depends on the final form of the qualitative and quantitative requirements.

Qualification for the Foundation IRB Approach and Advanced Measurement Approach (loss distribution approach) is expected to have a corresponding beneficial effect on the regulatory capital requirements of the Erste Bank Group.

Credit exposure

in EUR million	Total loans and advances to credit institutions and customers (incl. fixed-income securities)	Guarantees/ letters of credit	Total 31 Dec 2004	Total 31 Dec 2003
Banking and insurance	40,499	2,558	43,057	39,246
Consumers	23,349	105	23,454	20,760
Public administration, social security	19,139	938	20,077	17,774
Manufacturing	6,461	1,505	7,966	7,642
Real estate	11,499	677	12,176	10,582
Retail	7,332	623	7,955	7,233
Construction	3,152	956	4,108	4,096
Hotels and restaurants	2,686	198	2,884	2,906
Transport and communication	2,400	345	2,745	2,849
Energy and water supply	1,390	180	1,570	1,871
Other	5,572	250	5,822	5,472
Total	**123,479**	**8,335**	**131,814**	**120,431**

The total comprises loans and advances to credit institutions and customers, fixed-income securities held in the trading portfolio, held as available-for-sale securities (investments available for sale) and as financial investments (held to maturity), and finally off-balance-sheet credit risks.

The changes in risk provisions are explained in Notes 15 and 30.

Interest rate risk

Interest rate risk is the risk of adverse change in the fair value of financial instruments caused by movement in market interest rates. This type of risk arises when mismatches exist between assets and liabilities (including off-balance-sheet items) in respect of their maturities or of the timing of interest rate adjustments.

In order to identify interest rate risk, all financial instruments, including transactions not recognised in the balance sheet, are grouped in order of maturity bands based on their remaining term to maturity or term to an interest rate adjustment.

The following tables list the open fixed-income positions held by the Erste Bank Group in the three currencies that carry significant interest rate risk: the euro, Czech koruna and Slovak koruna.

Only those open fixed-income positions are shown which are not allocated to the trading book. Positive values indicate fixed-income risks on the asset side, i.e. a surplus of asset items; negative values represent a surplus on the liability side.

Open fixed-income positions not assigned to the trading book (unaudited)

in million	1-3 years	3-5 years	5-7 years	7-10 years	over 10 years
Fixed-interest gap in EUR positions at 31 December 2004	(1,569.2)	985.1	801.3	136.5	(31.3)
Fixed-interest gap in CZK positions at 31 December 2004	(18,383.2)	(16,746.9)	24,089.0	13,646.1	10,090.0
Fixed-interest gap in SKK positions at 31 December 2004	(5,505.4)	5,164.0	1,132.4	10,082.5	162.2

Hedging

The goals of market risk management for the banking books of the Erste Bank Group are to optimise the risk position while taking into account the economic environment, competitive situation, market value risk and effect on net interest income; to maintain an appropriate liquidity position for the Group; and to centrally manage all market risks inherent in the banking book via the Group's Asset Liability Committee.

In keeping with the goals of risk management, hedging activities focus on the two main control variables – net interest income and market value risk. Two kinds of instruments are available with which to manage these variables: Cash flow hedges are used to mitigate interest rate risk. Fair value hedges are employed to reduce market risk.

Fair value hedges are currently used to turn fixed-income or structured transactions into variable-income transactions. The current policy on debts evidenced by certificates is to use fair value hedges to convert those issues that are not money-market-linked into issues that are. Other fair value hedges were set up for part of the syndicated loan portfolio and for fixed-interest loans.

Interest rate swaps and floors are the main instruments used for these fair value hedges. In connection with issuance, fair value is also hedged by means of cross currency swaps, swaptions, caps, floors and other options.

Cash flow hedges are used for three objectives: to turn money-market-linked transactions into fixed-interest transactions and thus reduce interest rate risk; to safeguard a minimum interest rate via floors; and to hedge anticipated foreign-currency income against exchange-rate risk. Some of the revolving money market liabilities are currently converted into fixed-interest transactions. Floors are used to secure a minimum interest rate on money-market-linked loans in case of declining market interest rates.

Interest rate swaps and floors were employed to hedge interest cash flows. Currency risk was hedged with spot transactions.

44) Total volume of unsettled derivatives as of 31 Dec 2004:

	Nominal amount by remaining maturity				Fair value	
in EUR million	< 1 year	1-5 years	> 5 years	Total	Positive	Negative
Interest rate contracts						
OTC products						
- Interest rate options						
Purchase	14,290	7,524	5,733	27,547	2,563	(11)
Sell	14,456	10,699	5,323	30,477	14	(2,618)
- Interest rate swaps						
Purchase	94,426	35,665	21,007	151,098	5,677	298
Sell	101,194	33,445	15,418	150,058	418	(5,141)
- FRA's						
Purchase	18,259	1,508	-	19,767	7	11
Sell	17,178	1,553	-	18,731	18	(7)
Listed products						
- Futures						
Purchase	4,724	65	73	4,861	2	-
Sell	2,914	411	392	3,717	-	-
- Interest rate options						
Purchase	1,219	-	302	1,521	1	-
Sell	1,219	-	29	1,248	-	-
Currency contracts						
OTC products						
- Currency options						
Purchase	5,413	136	17	5,566	62	-
Sell	4,769	72	17	4,858	-	(44)
- Currency swaps						
Purchase	26,468	1,464	1,728	29,660	849	(607)
Sell	23,884	1,619	1,701	27,205	630	(569)
Listed products						
- Futures						
Purchase	185	-	-	185	1	-
Sell	138	-	-	138	-	(3)
- Currency options						
Purchase	-	-	-	-	-	-
Sell	-	-	-	-	-	-
Precious metal contracts						
OTC products						
- Precious metal options						
Purchase	4	-	-	4	-	-
Sell	3	-	-	3	-	-
Listed products						
- Futures						
Purchase	6	-	-	6	-	-
Sell	-	-	-	-	-	-
- Precious metal options						
Purchase	-	-	-	-	-	-
Sell	-	-	-	-	-	-

in EUR million	Nominal amount by remaining maturity < 1 year	1-5 years	> 5 years	Total	Fair value Positive	Negative
Securities-related transactions						
OTC products						
- Stock options						
Purchase	15	47	30	92	25	(2)
Sell	124	89	2	214	2	(14)
Listed products						
- Futures						
Purchase	97	3	-	99	-	-
Sell	174	-	-	174	-	-
- Stock options						
Purchase	606	-	-	606	4	-
Sell	451	-	-	451	-	(6)
Total	**332,214**	**94,298**	**51,773**	**478,285**	**10,271**	**(8,714)**
Thereof OTC products						
Purchase	158,873	46,344	28,515	233,733	9,182	(312)
Sell	161,609	47,476	22,461	231,546	1,082	(8,394)
Thereof listed products						
Purchase	6,836	67	375	7,278	7	0
Sell	4,896	411	421	5,728	-	(9)

45) Fair value of financial instruments

In the table below, the fair values (unaudited) of the individual balance sheet items are compared to the corresponding carrying amounts.

Fair value is the amount for which a financial instrument could be exchanged or settled between knowledgeable, willing parties in an arm's length transaction. Market prices were used in measurement where available.

For items without a contractual fixed maturity, the carrying amount was used. Where market prices were not available, internal valuation models were applied, in particular the present value method.

in EUR million	at 31 Dec 2004 Fair value	Carrying amount	at 31 Dec 2003* Fair value	Carrying amount
Assets				
Cash and balances with central banks	2,723	2,723	2,549	2,549
Loans and advances to credit institutions	15,532	15,513	13,149	13,140
Loans and advances to customers	73,210	72,722	68,187	67,766
Risk provisions	(2,749)	(2,749)	(2,772)	(2,772)
Trading assets	4,628	4,628	5,259	5,259
Investments available for sale	9,141	9,141	7,379	7,379
Financial investments	29,580	28,867	26,830	26,454
Derivatives in banking book (other assets)	564	564	548	548
Liabilities				
Amounts owed to credit institutions	28,590	28,551	25,733	25,704
Amounts owed to customers	68,220	68,213	65,034	64,839
Debts evidenced by certificates	19,887	19,887	16,944	16,944
Trading liabilities (other liabilities)	1,046	1,046	922	922
Subordinated capital	3,048	3,048	3,538	3,538
Derivatives in banking book (other liabilities)	288	288	514	514

* The previous year's data was restated to reflect the new treatment of items without contractual maturities. Demand deposits with a market value below their carrying amount are measured at the carrying amount.

46) Contingent liabilities and other obligations

in EUR million	at 31.12. 2004	at 31.12. 2003
Contingent liabilities	8,692	7,068
- from guarantees and warranties	8,335	6,955
- Other	357	113
Other obligations	19,221	15,926
- Undrawn credit and loan commitments, promissory notes	16,655	15,047
- Amounts owed resulting from repurchase agreements	1,772	328
- Other	794	551

In connection with the accession to the European Union, the European Commission is screening state aid granted by the governments of the accesssion countries in the past with respect to their conformity with EU standards for the period after the accession date of 1st May 2004. The European Commission's examinations of the restructuring of the Czech Republic's Ceská sporitelna, a.s. and of the Slovak Republic's Slovenska sporitelna were completed in 2004 with a positive outcome: The European Commission found that the restructuring measures have no effect on the period after the accession date.

With respect to the Republic of Hungary's Postabank the European Commission has completed its examination under the Interim Procedure in October 2004 with the following outcome: The European Commission found that all but one of eighteen measures in favour of Postabank, including an "indemnity for threatened litigation claims" granted by the Republic of Hungary to Erste Bank in the share purchase agreement on the sale of 99,9% of Postabank (in the course of the privatisation of Postabank, following a public two-round tender proceeding), have no effect on the period after the accession date. With regard to one particular measure notified by the Hungarian Government and reviewed by the European Commission, an "indemnity for unknown claims" which was granted by the Republic of Hungary to Erste Bank in the same share purchase agreement, the European Commission has informed the Republic of Hungary that it has serious doubts about the compatibility of this particular indemnity with the acquis communautaire and that it has therefore decided to object to that measure and to initiate the formal investigation procedure laid down in Article 88 (2) of the EC Treaty.

Certain assertions made by an Austrian competitor at the end of 2003 to the Austrian Financial Market Authority and to the Austrian Federal Competition Authority allege that Art. 30 (2a) of the Austrian Banking Act (BWG) conflicts with European law and that the formation of the Haftungsverbund between Erste Bank and the participating Austrian savings banks does not comply with European and / or national legislation. Art 30 (2a) BWG has the effect that a co-operation such as the Haftungsverbund Agreement existing between Erste Bank and the other members qualifies as a banking group. The banking group forms the basis for Erste Bank's consolidation of qualifying capital (required under Art. 24 BWG) and of risk weighted assets (required under Art. 22 BWG) of the members of the Haftungsverbund.

The examination by the Financial Market Authority of the validity of the competitor's allegations has already been completed with the conclusion that it shall not prohibit the consolidation on the basis of the Haftungsverbund.

The Haftungsverbund-related consolidation of the qualifying capital of member savings banks made a difference of about 55 basis points (0.55%) in the Tier 1 ratio of the Erste Bank Group upon first consolidation in September 2002. Even without inclusion of the Haftungsverbund savings banks, the legal minimum requirements for regulatory capital are fully met.

The review initiated by the Cartel Court upon request from the competitor (and the Federal Competition Authority) of the question of the applicability of European competition law to the co-operation under the Haftungsverbund between Erste Bank and the member savings banks under the Haftungsverbund has not yet been completed. The co-operation is based on exemptions granted under Austrian competition rules.

Erste Bank is confident that the review by the Cartel Court will come to the conclusion that the formation of the Haftungsverbund is in full compliance with all applicable laws and regulations.

In December 2004 Erste Bank has, jointly with the Haftungsgesellschaft and some other members of the Haftungsverbund, filed an application with the Cartel Court for a declaratory decision that the cooperation of the applicants under the Haftungsverbund qualifies as a Zusammenschluss within the meaning of the cartel merger rules. This procedure does not alter in any way the principles on which the Haftungsverbund is based.

In 2003, in connection with the financial collapse at the end of the 1980s of the WEB-IMMAG group, a conglomerate of real estate and finance companies in Salzburg, Austria, a trial court passed criminal judgements against three former managers of Salzburger Sparkasse. The three retired managers were charged with being accessories to acts of embezzlement committed by the individuals responsible at the WEB-IMMAG conglomerate, who where already convicted by the court of last instance. Since the beginning of 2004, with reference to these sentences and the alleged liability of Salzburger Sparkasse for the acts of its former managers, some three thousand former WEB-IMMAG investors, with the support of the Verein für Konsumentenschutz, an Austrian consumer protection association, have brought civil suits against Salzburger Sparkasse claiming alleged damages in an amount of EUR 61 million plus interest in an amount of EUR 66 million. The hearings at the court of first instance were scheduled to start in February 2005. Right before the beginning of the hearings the claimants have considerably reduced their claims - they are now claiming damages in the total amount of EUR 44 million plus interest / loss of profit in the amount of EUR 10 million. Salzburger Sparkasse is contesting these claims. In view of the complex legal and factual issues involved it is expected that it will take several years before a final judgement will be available.

As well, both Erste Bank and some subsidiaries are involved in legal disputes of a nature typically encountered during the conduct of ordinary business activities. It is currently unlikely that these legal proceedings will have a material negative impact on the financial position or the results of operations of Erste Bank, as either appropriate provisions have already been made, or Erste Bank has rights of recourse, or the cases in question are of insignificant magnitude in the aggregate.

47) Breakdown of remaining maturities as of 31 December 2004:

in EUR million	On demand	Up to 3 months	3 months -1 year	1-5 years	> 5 years
Loans and advances to credit institutions	2,278	10,348	1,517	1,054	316
Loans and advances to customers	5,680	8,082	9,675	20,374	28,911
Securities held in the trading portfolio	497	337	362	1,603	1,829
Securities held as investments available for sale	540	595	635	2,034	5,337
Securities held to maturity	22	1,286	2,994	9,431	7,506
Total	**9,017**	**20,648**	**15,183**	**34,496**	**43,899**
Amounts owed to credit institutions	2,605	21,437	2,389	706	1,414
Amounts owed to customers	25,403	11,714	9,613	10,732	10,751
Debts evidenced by certificates	440	1,787	2,348	7,391	7,921
Subordinated capital	-	23	95	456	2,474
Total	**28,448**	**34,961**	**14,445**	**19,285**	**22,560**

Events after the balance sheet date

On 10 January 2005 Erste Bank acquired from the European Bank for Reconstruction and Development (EBRD) the 19.99% of Slovenská sporitel'ňa that it did not already own. Erste Bank thus now holds 100% of the shares of Slovenská sporitel'ňa. The preliminary purchase price for this last tranche is a total of EUR 122.3 million. This corresponds to a price/book value ratio of about 1.6 based on the expected shareholders' equity of Slovenská sporitel'ňa at the end of 2004 using IFRS accounting. Upon ratification of the financial statements by the Supervisory Board and approval of the dividend, the final purchase price will be adjusted if required.

The Austrian tax reform legislated in 2004 took effect on 1 January 2005. The changes most relevant to Erste Bank are the reduction in the corporate income tax rate from 34% to 25% and the introduction of new rules for the taxation of groups.

48) Boards of Erste Bank der oesterreichischen Sparkassen AG

Supervisory Board

Heinz Kessler President	Retired CEO of Nettingsdorfer Papierfabrik AG
Klaus Braunegg First Vice President	Attorney at law
Theresa Jordis Second Vice President	Attorney at law
Dietrich Blahut	until 4 May 2004 Businessman
Bettina Breiteneder	from 4 May 2004 Business owner
Elisabeth Gürtler	Businesswoman Member of the Management Board of the Austrian Hotel Association
Jan Homan	from 4 May 2004 Chief Executive Officer of Teich AG
Wolfgang Houska	until 4 May 2004 Businessman
Werner Hutschinski	General Manager of A. Sochor & Co GmbH.
Dietrich Karner	until 10 March 2004 Retired CEO of Generali Holding Vienna AG
Josef Kassler	President of the Austrian Savings Banks Association
Lars-Olof Ödlund	Chief Advisor of FöreningsSparbanken AB
Friedrich Rödler	from 4 May 2004 Public Accountant and Tax Consultant
Hubert Singer	Chief Executive Officer of Dornbirner Sparkasse AG
Georg Winckler	Rector of the University of Vienna Professor of Economics at the University of Vienna

Representatives of the Staff Council

Günter Benischek
Chairman of the Central Staff Council

Erika Hegmala
Vice Chairwoman of the Central Staff Council

Ilse Fetik
Member of the Central Staff Council

Joachim Härtel
Member of the Central Staff Council

Christian Havelka
Member of the Central Staff Council

Anton Janku
Member of the Central Staff Council

Representatives of the Supervisory Authority

Robert Spacek
Senate Councillor, State Commissioner

Peter Pillmeier
Deputy Municipal Director, Deputy State Commissioner
until 01 December 2004

Sabine Kanduth-Kristen
State Controller for Premium Reserve

Eduard Moser
Deputy State Controller for Premium Reserve

Irene Kienzl
Trustee for Guarantee of Mortgage and Municipal Bonds

Anton Rainer
Deputy Trustee for Guarantee of Mortgage and Municipal Bonds

Managing Board

Andreas Treichl
Chairman

Elisabeth Bleyleben-Koren
Vice Chairwoman

Reinhard Ortner
Member

Franz Hochstrasser
Member

Erwin Erasim
Member

André Horovitz
Member
until 30 June 2004

Christian Coreth
Member
from 1 July 2004

49) Details of the holdings of the Erste Bank Group at 31 December 2004

Ownership of the Erste Bank Group

The explanations concerning the basis of consolidation, taking account of the Haftungsverbund Agreement between Erste Bank AG and Austrian savings banks, are presented at the beginning of the Notes.

The reported equity and earnings figures were generally prepared in accordance with IFRS and may therefore differ from the financial statements of the individual companies prepared according to local policies.

The net income reported is equivalent to net income/loss after tax (but before allocations to reserves), in the case of tax affiliations to net income before tax.

Company name, domicile	Interest in %	Shareholders' equity in EUR million	Net income in EUR million	Profit transfer[1]	Balance sheet date	Inclusion in Consolidated Financial Statements[2]
1. Credit institutions (Banks)						
Allgemeine Sparkasse Oberösterreich Bankaktiengesellschaft, Linz (Group)	26.9%	371.8	53.5		31 Dec 2004	F
Bausparkasse der österreichischen Sparkassen Aktiengesellschaft, Vienna	98.0%	123.5	16.1	X	31 Dec 2004	F
Česká spořitelna a.s., Prag (Group)	98.0%	1,312.2	319.6		31 Dec 2004	F
Erste & Steiermärkische banka d.d., Rijeka	59.8%	218.5	37.7		31 Dec 2004	F
Erste Bank (Malta) Limited, Sliema	100.0%	130.6	7.9		31 Dec 2004	F
Erste Bank Hungary Rt., Budapest (Group)	99.9%	252.9	28.1		31 Dec 2004	F
ERSTE-SPARINVEST Kapitalanlagegesellschaft m.b.H., Vienna	84.3%	10.5	25.5	X	31 Dec 2004	F
Europay Austria Zahlungsverkehrssysteme GmbH, Vienna	3.1%	33.6	8.2		31 Dec 2003	E
Intermarket Bank AG, Vienna	22.2%	21.9	2.7		31 Dec 2004	E
Investkredit Bank AG, Vienna (Group)	11.8%	557.5	60.0		31 Dec 2003	N
Kapital-Beteiligungs Aktiengesellschaft, Vienna	15.0%	8.8	0.2		30 Sep 2004	N
Kärntner Sparkasse Aktiengesellschaft, Klagenfurt (Group)	25.0%	261.0	50.1		31 Dec 2004	F
NÖ Beteiligungsfinanzierungen GmbH, Vienna	30.0%	3.0	0.2		30 Sep 2004	E
NÖ Bürgschaften GmbH, Vienna	25.0%	6.5	0.0		31 Dec 2003	E
Oesterreichische Kontrollbank Aktiengesellschaft, Vienna (Group)	12.9%	259.6	20.1		31 Dec 2003	N
Österreichische Hotel- und Tourismusbank Gesellschaft m.b.H., Vienna	18.8%	27.4	1.7		31 Dec 2004	N
Prvá stavebná sporitelna, a.s., Bratislava	33.0%	237.4	15.1		31 Dec 2004	E
s Wohnbaubank AG, Vienna (Group)	90.7%	31.4	3.5	X	31 Dec 2004	F
Salzburger Sparkasse Bank Aktiengesellschaft, Salzburg	98.7%	165.6	7.0	X	31 Dec 2004	F
Slovenská sporitel'ňa a.s., Bratislava (Group)	80.0%	431.8	83.8		31 Dec 2004	F
"Spar-Finanz"-Investitions- und Vermittlungs-Aktiengesellschaft, Vienna	50.0%	3.7	0.1		31 Dec 2004	E
Sparkasse Hainburg-Bruck-Neusiedl Aktiengesellschaft, Hainburg	75.0%	28.9	4.4	X	31 Dec 2004	F
Sparkasse Kremstal-Pyhrn Aktiengesellschaft, Kirchdorf	24.1%	32.1	1.7		31 Dec 2004	F
Sparkasse Mühlviertel-West Bank Aktiengesellschaft, Rohrbach	40.0%	36.9	4.0		31 Dec 2004	F
Sparkasse Voitsberg-Köflach Bankaktiengesellschaft, Voitsberg	6.3%	25.2	1.2		31 Dec 2004	F
Steiermärkische Bank und Sparkassen Aktiengesellschaft, Graz (Group)	25.0%	622.0	69.6		31 Dec 2004	F
Tiroler Sparkasse Bankaktiengesellschaft Innsbruck, Innsbruck (Group)	74.7%	168.9	20.2		31 Dec 2004	F

1 Profit transfer agreement with Erste Bank AG
2 F .... Fully consolidated
E .... Reported at equity
N .... Not consolidated

Company name, domicile	Interest in %	Share-holders' equity in EUR million	Net income in EUR million	Profit transfer[1]	Balance sheet date	Inclusion in Consolidated Financial Statements[2]
2. Other financial institutions						
CDI-Erste Central Europe Holding Ges.m.b.H., Düsseldorf (Group)	100.0%	0.5	(0.2)		31 Dec 2004	F
EBV - Leasing Gesellschaft m.b.H. & Co. KG., Vienna	100.0%	6.8	1.2		31 Dec 2004	F
Erste Securities Polska S.A., Warschau (Group)	100.0%	4.0	0.2		31 Dec 2004	F
Erste Securities Zagreb d.o.o., Zagreb	98.0%	1.4	0.4		31 Dec 2004	F
IMMORENT Aktiengesellschaft, Vienna (Group)	100.0%	465.9	120.0	X	31 Dec 2004	F
Neue Eisenstädter gemeinnützige Bau-, Wohn- und Siedlungsgesellschaft m.b.H., Eisenstadt	49.8%	2.6	0.5		31 Dec 2003	N
Österreichisches Volkswohnungswerk Gemeinnützige Gesellschaft mit beschränkter Haftung, Vienna	100.0%	27.5	2.0		31 Dec 2003	N
s Autoleasing GmbH, Vienna	100.0%	0.0	0.0		31 Dec 2004	F
"Wohnungseigentümer" Gemeinnützige Wohnbaugesellschaft m.b.H., Mödling	26.0%	16.7	3.1		31 Dec 2003	N
3. Others						
ARWAG Holding- Aktiengesellschaft, Vienna (Group)	19.2%	42.2	4.7		31 Dec 2003	N
AVS Beteiligungsgesellschaft m.b.H., Innsbruck	51.0%	79.1	(4.4)		31 Dec 2004	F
BMG-Warenbeschaffungsmanagement GmbH, Vienna	55.9%	0.0	0.0		31 Dec 2004	F
Budapesti Értéktözsde Rt, Budapest	12.2%	21.8	4.2		31 Dec 2004	N
Capexit Private Equity Invest AG, Vienna (Group)	93.9%	6.9	(0.7)		31 Dec 2004	F
CSSC Customer Sales Service Center GmbH, Vienna	46.9%	0.0	0.0		31 Dec 2004	F
Donau Allgemeine Versicherungs-Aktiengesellschaft, Vienna	8.5%	103.0	9.5		31 Dec 2003	N
EB-Beteiligungsservice GmbH, Vienna	100.0%	0.0	0.0	X	31 Dec 2004	F
EB-IT-Erste Bank Informations-Technologie Ges.m.b.H., Vienna	100.0%	0.0	0.1	X	31 Dec 2004	F
EB-Malta-Beteiligungen Gesellschaft m.b.H., Vienna	100.0%	131.4	7.0		31 Dec 2004	F
EB-Restaurantsbetriebe Ges.m.b.H., Vienna	100.0%	0.1	0.0	X	31 Dec 2004	F
EB-Touristik Unternehmensbeteiligungs GmbH, Vienna	100.0%	4.4	1.2		31 Dec 2004	F
ecetra Internet Services AG, Vienna (Group)	100.0%	16.6	(10.7)		31 Dec 2004	F
ECO Unternehmensbeteiligungs-GmbH, Vienna	100.0%	18.1	0.1		31 Dec 2004	F
Erste Reinsurance S.A., Luxemburg	100.0%	15.0	0.0		31 Dec 2004	F
Erste Wiener Hotel-Aktiengesellschaft, Vienna	35.2%	19.7	(0.4)		31 Dec 2003	E
GESCO Gesellschaft für Unternehmenscommunication GmbH, Vienna	55.9%	2.2	0.2		31 Dec 2004	F
Informations-Technologie Austria GmbH, Vienna	25.9%	25.4	0.2		31 Dec 2004	E
OM Objektmanagement GmbH, Vienna (Group)	100.0%	62.8	5.1	X	31 Dec 2004	F
s Haftungs- und Kundenabsicherungs GmbH, Vienna	62.6%	0.2	0.0		31 Dec 2004	F
s Immobilienfinanzierungsberatung GmbH, Vienna	72.9%	(4.6)	(1.5)		31 Dec 2004	F
s REAL Immobilienvermittlung GmbH, Vienna (Group)	98.4%	1.3	0.5		31 Dec 2004	F
SPARDAT Sparkassen-Datendienst Gesellschaft m.b.H., Vienna	73.4%	2.5	0.2		31 Dec 2004	F
Sparkassen Immobilien Aktiengesellschaft, Vienna (Group)	22.7%	196.5	4.3		31 Dec 2003	F
Sparkassen Versicherung Aktiengesellschaft, Vienna (Group)	61.9%	179.5	40.3		31 Dec 2004	F
Sparkassen Zahlungsverkehrsabwicklungs GmbH, Linz	40.0%	0.3	0.0		31 Dec 2004	F
"Sparkassen-Haftungs Aktiengesellschaft", Vienna	38.5%	0.2	0.0		31 Dec 2004	F
SporDat, spol. s.r.o., Bratislava	100.0%	2.3	2.1		31 Dec 2004	F
S-Tourismusfonds Management Aktiengesellschaft, Vienna	99.9%	42.7	1.0		31 Dec 2004	F
UBG-Unternehmensbeteiligungsgesellschaft m.b.H., Vienna	100.0%	0.6	0.0		31 Dec 2003	N

Company name, domicile	Interest in %	Share-holders' equity in EUR million	Net income in EUR million	Profit transfer[1]	Balance sheet date	Inclusion in Consolidated Financial Statements[2]
VBV-Pensionskasse Aktiengesellschaft, Vienna	26.4%	37.2	7.1		31 Dec 2003	E
VERMREAL Liegenschaftserwerbs- und -betriebs GmbH, Vienna	25.6%	9.0	4.4		31 Dec 2004	E
VMG-Erste Bank Versicherungsmakler GmbH, Vienna	100.0%	0.2	(0.3)	X	31 Dec 2004	F
WED Holding Gesellschaft m.b.H., Vienna	19.2%	11.6	0.0		31 Dec 2004	N
Wiener Börse AG, Vienna	10.1%	26.2	1.8		31 Dec 2003	N

1 Profit transfer agreement with Erste Bank AG
2 F .... Fully consolidated
E .... Reported at equity
N................ Not consolidated

VI. Information and explanations supplied in accordance with Section 245a Commercial Code on accounting, measurement and consolidation methods applied which deviate from Austrian law

The purpose of consolidated financial statements prepared in accordance with IFRS differs sharply from that of consolidated accounts drawn up under the Austrian Commercial Code and the Austrian Banking Act. In particular, IFRS financial statements provide greater transparency and more meaningful information about the enterprise as a business. Under IFRS, figures prepared solely for tax purposes are not permitted. IFRS assign priority to the information needs of investors.

Under Section 30 Austrian Banking Act, credit institutions belonging to a cross-guaranty-system (such as the Haftungsverbund) meeting the criteria set forth in Section 30 (2a) of the Act shall be included in the group of credit institutions as the superordinate lead credit institution within the meaning of Section 30 of the Act. This applies to Erste Bank and the savings banks participating in the Haftungsverbund Agreement. Therefore all relevant legal provisions must be fulfilled that pertain to groups of credit institutions as defined in Section 30 Austrian Banking Act, thus including all members of the Haftungsverbund Agreement.

Under the provisions of the agreement in principle between Erste Bank and the participating savings banks, this agreement guarantees, by virtue of joint and several liability, the payment of all amounts owed to customers (all deposits as defined by Section 1 (1.1) Austrian Banking Act, all monetary claims based on credit balances from banking transactions and all monetary claims from the issuance of securities, with the exception of qualifying capital pursuant to Section 23 Austrian Banking Act and payables from transactions falling under criminal law).

Pursuant to the requirements of the Austrian Banking Act and the agreement in principle of the Haftungsverbund, the individual members of this system must provide support and other types of intervention to fellow members in financial difficulty (ranging, for instance, from injections of liquidity, granting of loans, assumption of guarantees and infusions of equity all the way to interventions in business strategy and changes of management) and honour troubled members' secured obligations to customers in the event defined in Section 93 (3.1) Austrian Banking Act. It is not possible to determine in advance the actual scope of assistance required of individual members of the Haftungsverbund Agreement. Such assistance includes those amounts routinely made available by members in the course of statutory deposit protection under Sections 93 ff Austrian Banking Act.

The differences in goals between the two sets of standards translate into substantial differences in accounting principles and lead to more extensive reporting requirements in the Notes under IFRS.

Important differences between IFRS and Austrian accounting provisions are expressed as follows in the Erste Bank Group's consolidated financial statements (the list may not be complete):

Basis of consolidation: Unlike Austrian Accounting Principles, under IFRS, subsidiary and associated undertakings are consolidated that are not directly related to the banking business but over which the parent exercises significant or complete control.

Balance sheet and income statement format: The Austrian Banking Act requires that a specific format be used for the balance sheets and income statements of credit institutions, while IFRS do not stipulate this.

Loans and advances to credit institutions and customers: Under IFRS these items are presented as gross amounts, i.e. before deduction of risk provisions for loans and advances. In addition, under IFRS, unlisted securities – which under the Austrian Banking Act are assigned to the loans and advances items – are grouped with the securities portfolio that they pertain to (trading assets, investments available for sale or financial investments).

Risk provisions for loans and advances: In keeping with IFRS, those risk provisions pertaining to on-balance-sheet loans and advances are reported as a separate line item under assets (below loans and advances), consistent with standard international practice. This provides greater insight into the Group's risk provisioning policy. Net additions to or releases of risk provisions for loans and advances are reported on the face of the income statement (below net interest income).

Trading assets: All trading assets are reported as a line item in the IFRS balance sheet. This item consists largely of the securities in the trading portfolio (stated at fair value) and the positive fair value of derivatives positions that were open at the balance sheet date.

Investments available for sale: Under IFRS, securities that are classified neither as trading assets nor as financial investments are reported as investments available for sale. In accordance with IAS 39, these assets are measured at fair value.

Financial investments: In accordance with IFRS, this item comprises interests in associates and non-consolidated subsidiaries and other companies held-to-maturity securities and properties intended primarily for leasing to third parties. In line with IAS 39, shares and other financial assets that have no fixed maturity are not reported as held-to-maturity assets.

Intangible fixed assets: Intangible fixed assets generated internally must be capitalised under IFRS if the requirements for capitalisation are met, whereas the Austrian Commercial Code prohibits capitalisation of such assets.

Acquired goodwill must be recognised as an asset under IFRS while the Austrian Commercial Code permits it to be netted against equity. Since the initial adoption of IFRS 3 at 1 January 2004, an impairment test must be performed annually to review the value of goodwill. If the goodwill is found to be worth less than its carrying amount, an impairment loss must be recognised. Since 1 January 2004, straight-line amortisation over the expected economic life is no longer applied.

Long-term employee provisions: Under IFRS the actuarial calculation of long-term provisions for employee benefits (applying the projected unit credit method) takes into account the expected forecast increase in salaries; a long-term capital market rate is used as the discount rate.

Deferred taxes: The calculation and reporting of deferred taxes under IFRS is based on the concept of temporary differences. This involves comparing the carrying amounts of the individual assets and liabilities in the balance sheet with the corresponding tax base. Variances between the two sets of figures represent temporary differences that form the basis for deferred tax assets and deferred tax liabilities regardless of when these differences cease to exist. Under IFRS these deferred items must be reported, whereas under the Austrian Commercial Code the reporting of deferred tax assets is optional in the separate financial statements. The Austrian Commercial Code permits tax accruals and deferrals only as a consequence of temporary differences between profit reported in the income statement and the tax base, provided that a tax expense would actually have accrued before the application of tax losses carried forward. The Austrian Commercial Code prohibits the recognition of deferred tax assets relating to tax losses.

Fiduciary transactions: In keeping with their economic purpose, pursuant to IFRS fiduciary operations that are conducted in the bank's name but for the accounts of third parties are not included in the balance sheet. Under Section 48 (1) Austrian Banking Act such fiduciary agreements are as a rule to be reported by the fiduciary agent. However, if other regulations exist under which the assets held in trust can be segregated in the event of bankruptcy proceedings, the fiduciary transactions should be reported off the balance sheet.

Net interest income: Under IFRS this item includes interest income, interest expenses, income from equity holdings in associates and non-consolidated subsidiaries and other companies, other dividends, and income earned on non-fixed-interest securities. Interest income and funding expenses resulting from items assigned to the trading portfolio, on the other hand, are reported in the income statement within net trading result.

Under the Austrian Banking Act, a separation is made into net interest income on the one hand and income from non-fixed-interest securities and strategic equity holdings on the other.

Depreciation and impairment. This item represents depreciation and impairment of all tangible and most intangible fixed assets. Under IFRS, impairment losses on acquired goodwill (which under the Austrian Commercial Code are included in depreciation and impairment) are reported in other operating result (as are other impairment losses on fixed assets).

Other operating result: Under IFRS this item comprises mainly the following earnings components:

> Gains on the remeasurement or sale of available-for-sale securities and of all assets reported as financial investments (held-to-maturity securities, interests in associates and non-consolidated subsidiaries and other companies).
> Remeasurement gains or losses and net additions to or releases of provisions not pertaining to lendings
> Impairment losses and disposal gains on real estate
> Impairment losses on acquired goodwill
> Other operating income/expenses not included in other items of the income statement.

Vienna, 18 March 2005

The Managing Board

Andreas Treichl mp
Chairman

Elisabeth Bleyleben-Koren mp
Vice Chairwoman

Reinhard Ortner mp
Member

Franz Hochstrasser mp
Member

Erwin Erasim mp
Member

Christian Coreth mp
Member

Auditors' Report

_____ We have audited the accompanying consolidated financial statements of Erste Bank der oesterreichischen Sparkassen AG (the Erste Bank Group) for the years ended 31 December 2004 and 31 December 2003, consisting of the consolidated balance sheets at 31 December 2004 and 2003 and the consolidated income statements, consolidated statements of changes in equity, consolidated cash flow statements and notes for the years ended 31 December 2004 and 2003.

_____ These consolidated financial statements are the responsibility of the Managing Board. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

_____ We conducted our audit in accordance with International Standards on Auditing (ISA) of the International Federation of Accountants (IFAC). Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures found in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

_____ In our opinion the consolidated financial statements give a true and fair view of the financial position of the Group at 31 December 2004 and 31 December 2003 and of the results of its operations and its cash flows for the financial years then ended in accordance with International Financial Reporting Standards (IFRS).

_____ Under Austrian commercial law, the Group management report must be audited and it must be ascertained whether the legal requirements under Section 59a Austrian Banking Act for exemption from the requirement to prepare consolidated financial statements in accordance with Austrian accounting principles have been met.

_____ We confirm that the Group management report is consistent with the consolidated financial statements and that the legal requirements for exemption from the requirement to prepare consolidated financial statements in accordance with Austrian accounting principles are fulfilled.

Vienna, 18 March 2005

Sparkassen-Prüfungsverband

Wolfgang Riedl Public Accountant	Erich Steffl Tax Consultant

Deloitte Wirtschaftsprüfungs GmbH

Kurt Schweighart Public Accountant	Claudia Fritscher-Notthaft Public Accountant

Report of the Supervisory Board

In the year under review the Supervisory Board was regularly informed by the Managing Board on the course of business and the state of affairs of Erste Bank der oesterreichischen Sparkassen AG; the Supervisory Board discharged all its responsibilities under the law and Erste Bank's Articles of Association.

The separate financial statements of Erste Bank and the Consolidated Financial Statements for 2004 were audited by the Sparkassen-Prüfungsverband and Deloitte Wirtschaftsprüfungs GmbH. The audit did not give rise to objections and an unqualified audit opinion was therefore issued.

The Supervisory Board concurs with the result of the audit and has approved the management report by the Managing Board as well as the proposal for the use of profit. The Supervisory Board has ratified the separate financial statements of Erste Bank for 2004, which are thereby approved in accordance with Section 125 (2) Austrian Stock Corporation Act.

Heinz Kessler mp
President

IMPORTANT INFORMATION

Publisher and copyright owner: Erste Bank der oesterreichischen Sparkassen AG, Graben 21, A-1010 Vienna **Concept, editing and production:** GESCO Gesellschaft für Unternehmenscommunication GmbH **Photography:** Wolfgang Zajc Photo production: See'ya **Printer:** Grasl Druck & Neue Medien, A-2540 Bad Vöslau **Translation into English:** Martin Focken.

We have prepared this annual report with the greatest possible care and have thoroughly checked the data presented in it. However, we cannot rule out errors associated with rounding, transmission, typesetting or printing. This annual report was written in German. The English- and Czech-language annual reports are translations. Only the German version is definitive.

Key figures for Erste Bank share

	2004 in EUR	2003 in EUR
Share price[1]		
High	39.80	24.55
Low	24.78	14.61
Closing price	39.30	24.49
Share ratios[1]		
Earnings per share	2.28	1.49
Cash-Earnings per share[2]	2.28	1.83
Price/Earnings ratio	17.24	16.49
Dividend per share	0.50[3]	0.38
Dividend yield (in %)	1.3%	1.5%
Book value per share	13.98	11.64
Operating result per share	6.19	5.71
Price/Book value ratio	2.8	2.1
Total Shareholder Return (TSR)		
TSR (in %)	61.74%	54.22%
Average TSR (in %)	21.34%	15.57%
Number of shares		
Number of shares outstanding[4]	241,442,892	239,775,232
Average number of shares outstanding[5]	238,576,585	237,845,836
Market capitalisation (in EUR billion)	9.49	5.87
Trading volume (in EUR billion)[6]	6.88	2.02

1 Values 2003 adjusted for 4:1 stock split of 8 July 2004
2 Adjusted for straight-line goodwill amortisation
3 Proposal to Annual General Meeting
4 Erste Bank shares held by savings banks that are members of the Haftungsverbund Agreement were not deducted from shares outstanding.
5 Including those shares representing minority interests
6 Source: Vienna Stock Exchange, based on single counting

Ratings

FITCH	
Long-term	A
Short-term	F1
Individual	B/C
Moody's Investors Service	
Long-term	A1
Short-term	P-1
Bank Financial Strength Rating	B-
Standard & Poor's	
Short-term	A-2

Performance of Erste Bank share


45
40
35
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25
20
15
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5
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DEC 97 >
> MAR 05

Erste Bank 2004

The Leading Financial Services Provider in Central Europe



Earnings strength: Net profit up 54.1%

Merger: Erste Bank Hungary is that country's second-largest retail bank

Share price: Powerful gain outclasses European banking index

Outlook: Earnings forecast for 2006


ERSTE
BANK

Key figures (IFRS)

	2004 in EUR million	2003 in EUR million
Balance sheet		
Total assets	139,682	128,575
Loans and advances to credit institutions	15,513	13,140
Loans and advances to customers	72,722	67,766
Risk provisions for loans and advances	(2,749)	(2,772)
Trading assets, investments available for sale, financial investments	42,636	39,093
Sundry assets	11,560	11,348
Total liabilities and shareholders' equity	139,682	128,575
Amounts owed to credit institutions	28,551	25,704
Amounts owed to customers	68,213	64,839
Debts evidenced by certificates, including subordinated capital	22,935	20,482
Other liabilities, provisions	13,507	11,880
Minority interests	3,129	2,879
Shareholders' equity	3,347	2,791
Changes in total qualifying capital		
Risk-weighted assets pursuant to Sec. 22 Banking Act	65,384	62,188
Qualifying consolidated capital pursuant to Sec. 23 & 24 Banking Act	7,286	7,009
of which core capital (Tier 1)	4,377	3,912
Solvency ratio pursuant to Sec. 22 Banking Act (in %)	10.7%	10.7%
of which core capital ratio (in %)	6.7%	6.3%
Income statement		
Net interest income	2,695.5	2,586.8
Risk provisions for loans and advances	(406.2)	(406.4)
Net comission income	1,141.1	996.6
Net trading result	216.5	214.6
General administrative expenses	(2,592.9)	(2,460.8)
Operating result	1,495.0	1,370.1
Pre-tax profit	1,061.1	761.6
Net profit after minority interests	544.5	353.3
Profitability		
Interest margin in % of average interest bearing assets	2.21%	2.30%
Net profit after minority interests in % of average total assets	0.40%	0.28%
Net profit after minority interests in % of risk-weighted assets (RWA)	0.84%	0.57%
Cost-income ratio (in %)	63.4%	64.2%
Return on equity (ROE) (in %)	18.0%	13.7%
Cash-Return on equity (ROE) (in %) [1]	18.0%	16.6%
Earnings per share (in EUR)	2.28	1.49 [2]
Cash-Earnings per share (in EUR) [1]	2.28	1.83 [2]
Additional information		
Number of employees	35,862	37,830
Number of bank branches	2,264	2,370

1 Adjusted for straight-line goodwill amortisation
2 Adjusted for 4:1 stock split of 8 July 2004

The principles of Erste Bank.

Employees Every relationship is about people. Strategic decisions are made in dialogue with our staff. **Customers** The satisfaction of our clients is the basis of our success as a business. The customer is therefore at the centre of all our activities. **Innovation** We continually question traditional ways, developing new solutions to the benefit of our customers. **Performance** Our actions emphasise achievement. All staff members are able to contribute their abilities and commitment to the common mission in the most effective manner. **Team** Success takes a team. Only by open, communicative teamwork and with high integrity can we overcome selfishness and attain our goals. **Entrepreneurship** We must all be entrepreneurs. Within their area of power, employees act in a self-directed way that is in keeping with a sense of responsibility. **Results** We focus on results. By striking the right balance between costs and benefits, we achieve the best possible outcome and fulfil the expectations of all involved. **Trust** We encourage a culture of open communication. Our behaviour embodies reliability, fairness, honesty and mutual esteem.

Our success comes from keeping our promises to our customers and our investors.

OPEN FLAP FOR KEY FIGURES >



Czech Republic
Česká spořitelna
Slovak Republic
Slovenská sporiteľňa
Austria
Erste Bank and Savings Banks
Hungary
Erste Bank Hungary
Croatia
Erste Bank Croatia

Erste Bank

Erste Bank, Graben 21, A-1010 Vienna/Austria

PHONE:	from within Austria	05 0100-10100
	international	+43 5 0100-10100
E-MAIL:	kontakt@erstebank.at	
INTERNET:	www.erstebank.at	

Investor Relations

Erste Bank, Milchgasse 1, A-1010 Vienna/Austria

PHONE:	from within Austria	05 0100-17693
	international	+43 5 0100-17693
E-MAIL:	investor.relations@erstebank.at	
FAX:	from within Austria	05 0100 9-13112
	international	+43 5 0100 9-13112
INTERNET:	www.erstebank.com/investorrelations	

Gabriele Semmelrock-Werzer

PHONE:	from within Austria	05 0100-11286
	international	+43 5 0100-11286
E-MAIL:	gabriele.werzer@erstebank.at	

Monika Peraus

PHONE:	from within Austria	05 0100-11282
	international	+43 5 0100-11282
E-MAIL:	monika.peraus@erstebank.at	

Ticker symbols

Reuters	ERST.VI
Bloomberg	EBS AV
Datastream	O:ERS
ISIN	AT0000652011
ADR Cusip-Code	296 036 304

Contents

Five banks, one Group.

New Group Architecture

While the past several years were defined above all by the expansion in the growth markets of Central Europe, the central theme for the next few years is that of coalescence: Group functions and interconnection Group cohesion and networking

The time of big acquisitions is past. The task now is to utilise the common potential of the Erste Bank Group to the fullest.

Our core strategies remain intact. The purpose of the new Group architecture is to uncover and leverage synergies and opportunities **within the Erste Bank Group.**

Four principal projects that involve the most important approaches to lowering costs and raising earnings in the Erste Bank Group are the initial central thrusts for building the new group architecture:

Group Performance Model
Group Procurement Project
Group Large Corporates
Retail 2008

New Group Architecture.

Most important projects 2004–2008
Target: ROE improvement



Group Performance Model
- Identify possible synergies
- Implement internal and external benchmarking
2004
>
>
>
2008
Quick wins
Group Procurement Project
Sustainable reduction in Group spending
- Implement Central Procurement
- Identify of short term savings
Mid term
Group Large Corporates
Sustainable ROE improvement
- Focus on clearly defined client base in the extended home market
Long term – strategic goals
Retail 2008
Introduce best practice
Identify quick wins
- Sales initiative for structured products
- Group Card Project
- Consumer finance
2004
>
>
>
2008

2004 – a successful year.
Letter from the CEO

DEAR SHAREHOLDER,

FOR ERSTE BANK THE PAST SEVERAL YEARS HAVE BEEN DEFINED ABOVE ALL BY THE JUDICIOUS, FOCUSED EXPANSION INTO THE GROWTH MARKETS OF CENTRAL EUROPE. THIS HAS CREATED A NEW BANK – A MULTINATIONAL ERSTE BANK WITH SUBSIDIARIES IN AUSTRIA AND THE NEIGHBOURING COUNTRIES, WHERE WE ARE AMONG THE RETAIL MARKET LEADERS IN EACH INDIVIDUAL MARKET. ALTHOUGH WE WILL CONTINUE TO GROW AND STRIVE TO OPEN UP NEW MARKETS FOR OUR RETAIL FRANCHISE, WE HAVE NOW REACHED A SIZE WHICH MAKES IT UNLIKELY THAT FURTHER ACQUISITIONS WILL CHANGE OUR BANK AS DRAMATICALLY AS THEY HAVE IN THE PAST.

ERSTE BANK IS ENTERING A NEW STAGE

We must now fuse the individual parts of the Group into a truly cohesive whole. We can then reap the full benefits of close cooperation between the Group's units - gains in efficiency, growth in earnings and optimum exchange of know-how – for the benefit of our nearly twelve million customers, shareholders and staff.

Our core strategies remain valid. What we must do now is to take our proven path to the next level, realise synergies, further raise standards, and thus continually enhance our attractiveness to all our stakeholders.

To do this, in 2004 we embarked upon a new project called "New Group Architecture" that aims to improve and simplify the processes in the Erste Bank Group. Its central idea is to establish common standards within the Group, that is, to apply the same methods of performance measurement in all subsidiaries. In undertaking this we are not deviating from our proven model of making business decisions locally. However, the part not discernible to customers – the work behind the scenes – is to be developed, performed and measured centrally.

NEW GROUP ARCHITECTURE – REALISING SYNERGIES

This applies especially to the retail business, where we are starting new initiatives. Our approach to advising customers is very similar everywhere, but the customer care approach across the Group is to be unified even more in order to facilitate efficiency programmes and productivity measurement. Further, in answer to the market trends witnessed in all of the countries where we operate, we want to offer our customers additional new products for their benefit. With this in mind, we have already launched a project to invite all of our almost twelve million customers to enjoy the benefits of an attractive credit card package. In addition, in the asset management area, we will conduct even more intensive marketing to encourage our customers to take advantage of the products best suited for their specific requirements, be it for wealth-building or nest-egg saving. The potential for this in all our markets is immense. We also seek greater process and product consistency in order to make leading-edge services available to all our customers and become more efficient in delivering these anywhere within our region.

Our clients are also the focus of the new project to optimise our servicing of large corporate customers. For all countries, we have redefined our target group in the international large corporates business. We want to serve this clientele equally throughout the extended home market with an attractive and more comprehensive portfolio of services. To achieve this, we will coordinate our activities for those customers operating in several of our geographic markets. We will focus on areas where it is best for the customer and where we can generate the most value added. By doing so, we want to ensure significant earnings growth in this business where margins are tight and thus safeguard a return on equity of at least 15%.

Central to our third initiative under the Group Architecture Project are cost savings. We are in the process of concentrating our procurement strength by pooling the purchasing of services and materials for, as well as the investments of, the Group's Austrian and Central European units. We calculate that we can save about 10% of procurement costs in the future and thus lay the foundation for continuing to maintain a tight grip on expenses.

ENHANCING EFFICIENCY IN AUSTRIA

_____ In Austria too, we are well on our way to accomplishing what we set out to do. In our core segment of Retail & Mortgage, we recorded net profit in 2004 of EUR 43.7 million after minority interests, an increase of more than 100%. Through the programmes underway in this segment, we plan to deliver a return on equity in Austria in 2005 of at least 15%.

_____ A helpful factor in attaining this target will be the new salary system that has now been adopted for employees of Erste Bank and the Savings Banks and which was devised in collaboration with the employees' represenatives. This modern compensation scheme includes a performance-based component and is intended to ensure that the interests of employees and shareholders are aligned and that both these stakeholder groups receive the appropriate reward for their investment in the bank.

_____ Our highly valued cooperation with the Austrian savings banks is lasting proof that in embracing this special partnership in 1997 we chose the right strategic direction. This partnership was further strengthened last year by the transfer of further branches to the savings banks in three Austrian states thus promoting even more efficient customer servicing.

RAPID INTEGRATION IN CENTRAL EUROPE

_____ In Central Europe, which accounts for an essential share of our profits, we were able last year to repeat our successful pattern of rapid integration once more, this time in Hungary. One year after the acquisition and consolidation of Postabank - and thus ahead of schedule - the new and expanded Erste Bank Hungary already generates a significant positive contribution to the Group's earnings.This shows that we not only have the ability to buy and transform targets with great effectiveness, but have also learned to conduct mergers swiftly and efficiently.

_____ Similarly, the subsidiaries in the Czech Republic, Slovak Republic and Croatia met their ambitious targets and thus continue to strengthen Erste Bank's profitability.



SHARE PRICE REFLECTING EARNINGS GROWTH

_____ Both our accomplishments thus far and our promising plans for the future are reflected in our assessment by the capital market. The market value of Erste Bank, close to EUR 6 billion at the beginning of 2004, soared to more than EUR 9 billion by the end of the year, to reach a new All-Time-High of more than EUR 10 billion on 7 March 2005, a level that not long ago seemed almost unattainable. The heightened liquidity of our share has made Erste Bank attractive to additional circles of stock market investors.

_____ This growth in value was made possible by the highly motivated people on our staff, who work with an entrepreneurial spirit and tackle new challenges with determination. At Erste Bank, our maxim that every relationship is about people holds true both for satisfied customers and for the employees who drive our success.

_____ This principle also guides us in working together to reach the targets which Erste Bank has set itself for 2006. Building on our latest record of net earnings of EUR 544.5 million last year, we are aiming for a net profit in 2006 of EUR 750 million after minority interests - an increase of about 20% per year. Erste Bank's return on equity in 2006 will thus be at least 18%.

_____ Reaching these targets via our independent growth path will ensure that all who have a stake in Erste Bank - customers, staff and shareholders - continue to share in our business success and thus derive the greatest possible gain from the relationship.



Andreas Treichl

Landmark achievements.
Highlights in 2004

Integration: Group synergy projects launched
Earnings strength: Net profit up 54.1%
Savings banks: More branches transferred to local savings banks; Stake in Sparkasse Bregenz divested
Merger: Erste Bank Hungary is that country's second-largest retail bank
Central Europe: Erste Bank becomes sole owner of Slovenská sporiteľňa
Share price: Powerful gain far surpasses European banking index
Soaring value: Market capitalisation jumps more than 60% to EUR 9.5 billion
Outlook: Earnings forecast for 2006

Leading to success.
The Managing Board of Erste Bank

Christian Coreth
Member of the Managing Board since July 2004

RESPONSIBLE FOR: Group Risk Management

Andreas Treichl
Chairman of the Managing Board since July 1997

RESPONSIBLE FOR: Group Communication, Group Human Resources, Corporate Strategic Development, Company Secretary, Internal Audit, Legal Services, Group Marketing, Investor Relations, Česká spořitelna

Elisabeth Bleyleben-Koren
Deputy Chairwoman of the Managing Board since May 1999

RESPONSIBLE FOR: Savings banks, Private Banking & Asset Management, Product Management, Retail Customers Austria, SME Customers, Corporate Customers, Multi-Channel Management

... since January 2001

... Group Information Technology, Securities &



Member of the Managing Board from January 2003 to June 2004
André Horovitz



Share performance.

Affected by the enlargement of the EU

Last year international stock markets did not repeat the double-digit gains achieved in 2003. Events in world equity markets were driven primarily by the trajectories of the oil price and the euro, both of which reached new highs. Thanks to the rally in the final quarter of 2004 which pushed up some indices to new highs for the year, the international stock markets closed the year on gains.

The DJ Euro Stoxx Bank Index, rose far less vigorously in 2004. After ending the first three quarters almost unchanged, the DJ Euro Stoxx Bank Index climbed to 288.29 points by the end of December, an advance of 10.9% on twelve months earlier.

With a rise in 2004 of 57.4% to 2,431.38, the Austrian Traded Index (ATX) not only established a new All-Time-High, but was also the stock index with the largest percentage gain. The outperformance of the Vienna stock exchange was fuelled chiefly by the European Union's enlargement on 1 May 2004 and the resulting expectations of benefits from Austria's economic ties to the new EU countries.

Last year the Erste Bank share improved further on its bumper performance of 2003 by achieving a new record gain and establishing a fresh All-Time-High. Trading at EUR 39.30 at the 2004 year-end, the Erste Bank share rose 60.5% in value. The share reached the highest closing price in 2004 on 1 December at EUR 39,80. With its superb performance Erste Bank's share outdid Austria's blue-chip index, the ATX, even more striking was Erste Bank's outperformance compared to the DJ Euro Stoxx Bank Index.

The Erste Bank Share continued its powerful performance, reaching its highest closing price ever on 7 March 2005 at EUR 44.30 and expanding the Market Capitalisation to more than EUR 10 billion.

Share performance at a glance[1]

	Since IPO Dez. 1997[2]	Since SPO Sep. 2000[3]	Since SPO July 2002[3]	2004
Erste Bank share	254.6%	234.5%	125.5%	60.5%
ATX	86.3%	108.1%	99.3%	57.4%
DJ Euro Stoxx Bank Index	–[4]	(18.0%)	14.7%	10.9%

1 Based on closing prices year-end 2004
2 Initial Public Offering
3 Secondary Public Offering
4 A comparison since the IPO would not be meaningful, as Erste Bank has been included in this index only since 16 January 1998.

Performance of Erste Bank share, DJ Euro Stoxx Bank Index and ATX since start of 2004 (indexed)


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JAN 04
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ERSTE BANK
ATX
DJ EURO STOXX BANK INDEX

Financial calendar.

6 May 2005	⪢ Release of results for the first quarter of 2005
11 May 2005	⪢ Annual General Meeting
17 May 2005	⪢ Ex-dividend date
19 May 2005	⪢ Dividend payment date
10 August 2005 [1]	⪢ Release of results for the first half of 2005
8 November 2005 [1]	⪢ Release of results for the first three quarters of 2005

1 Preliminary date

Key financials.

Overview of 2004 business performance

Excerpt from the Consolidated Balance Sheet (IFRS [1])	31 Dec 2004 in EUR million	31 Dec 2003 in EUR million	Change in %
Assets			
Cash and balances with central banks	2,723	2,549	6.8
Loans and advances to credit institutions	15,513	13,140	18.1
Loans and advances to customers	72,722	67,766	7.3
Risk provisions for loans and advances	(2,749)	(2,772)	(0.8)
Trading assets	4,628	5,259	(12.0)
Investments available for sale	9,141	7,379	23.9
Financial investments	28,867	26,454	9.1
Intangible assets	1,823	1,868	(2.4)
Tangible assets	1,723	1,814	(5.0)
Other assets	5,291	5,118	3.4
Total assets	**139,682**	**128,575**	**8.6**
Liabilities and shareholders' equity			
Amounts owed to credit institutions	28,551	25,704	11.1
Amounts owed to customers	68,213	64,839	5.2
Debts evidenced by certificates	19,887	16,944	17.4
Provisions	7,328	6,366	15.1
Other liabilities	6,179	5,514	12.0
Subordinated capital	3,048	3,538	(13.8)
Minority interests	3,129	2,879	8.7
Shareholders' equity	3,347	2,791	19.9
Total liabilities and shareholders' equity	**139,682**	**128,575**	**8.6**

Amounts for sub-items and percentage rates of change may differ slightly from those calculated from non-rounded figures.
1 International Financial Reporting Standards (formerly International Accounting Standards – IAS)

______ Erste Bank kept up its impressive earnings trend in 2004. Net profit after taxes and minority interests rose by 54.1% to EUR 544.5 million and the Return on equity in 2004 reached 18.0% (compared to 13.7% one year earlier).

______ Operating income increased by 6.7% to EUR 4,087.9 million (with particularly notable growth of 14.5% in net commission income to EUR 1,141.2 million) while general administrative expenses rose only 5.4% to EUR 2,592.9 million. Operating result (operating income less general administrative expenses) thus improved by 9.1% to EUR 1,495.0 million.

______ The cost-income ratio improved in 2004 to 63.4% (previous year: 64.2%). Risk provisions for loans and advances were steady at the level of the previous year.

______ A strong improvement from EUR -202.1 million to EUR -27.7 million was seen in other operating result. This was attributable primarily to the absence of straight-line goodwill amortisation (thanks to the first-time application of IFRS 3) and to higher revaluation gains on securities.

Excerpt from the Consolidated Income Statement (IFRS [1])

	2004 in EUR million	2003 in EUR million	Change in %
Net interest income	2,695.5	2,586.8	4.2
Risk provisions for loans and advances	(406.2)	(406.4)	(0.1)
Net commission income	1,141.1	996.6	14.5
Net trading result	216.5	214.6	0.9
General administrative expenses	(2,592.9)	(2,460.7)	5.4
Result from insurance business	34.8	32.9	5.7
Other operating result	(27.7)	(202.1)	86.3
Pre-tax profit for the year	**1,061.1**	**761.6**	**39.3**
Taxes on income	(273.8)	(224.2)	22.1
Profit for the year	**787.3**	**537.4**	**46.5**
Minority interests	(242.8)	(184.1)	31.9
Net profit after minority interests	**544.5**	**353.3**	**54.1**

Assets

Cash and balances at central banks: Cash and cash equivalents on hand or at central banks and available at any time
Loans and advances to credit institutions: Amounts lent to banks, primarily on a short-term basis
Loans and advances to customers: Amounts lent to non-banks, such as for purposes of investment
Risk provisions for loans and advances: Provisions made for possible credit losses; commonly known as provisions for bad and doubtful debts
Trading assets: Securities and other financial instruments that are traded continuously and reported in the balance sheet at their market value
Investments available for sale: Securities classified as liquidity reserves on the basis of internal Group guidelines and for business reasons, and measured at fair value
Financial investments: Primarily securities held for the long term as well as investment portfolios of the insurance companies
Intangible assets: Goodwill and software acquired or produced by the Group
Tangible assets: The value of the Group's land and buildings, office furniture and equipment. Tangible assets, with the exception of land, are deemed to have a limited useful life and annual depreciation is therefore recognised, the amount reported reflecting the depreciation taken to date
Total assets: The total of the Group's assets and invested funds

Liabilities and shareholders' equity

Amounts owed to credit institutions: Amounts borrowed from other banks that have been advanced to customers as loans or invested in securities or with other banks
Amounts owed to customers: Amounts deposited with the Group by customers in the form of savings and other deposits
Debts evidenced by certificates: Securities issued by the Group and offered to customers as investment alternatives to savings accounts
Shareholders' equity: Sum of the capital provided by shareholders through share purchases and that portion of the Group's earnings which, in order to strengthen the Group, has not been distributed as dividends
Total liabilities and shareholders' equity: Total of borrowings, equity capital provided by shareholders, and retained earnings

Income statement

Net interest income: The difference between the interest payable on all deposits taken and the interest receivable on loans advanced and on other investments
Risk provisions for loans and advances: In order to guard against the possibility that borrowers will fail to service their debt, provisions are made for credit losses
Net commission income: Profit from fees and commissions on services provided to customers
Net trading result: Results from the trading of securities, currencies, and other financial products
General administrative expenses: Costs incurred by the Group, especially staff and other administrative expenses
Other operating result: Balance of income from and expenses for transactions that are not part of the Group's ordinary activities
Net profit after minority interests: Profit after taxes and minority interests. Partly distributed to shareholders as a dividend and partly retained in the Group's reserves

Connected with people.
Customer service representatives: our clients' capable partners



THE RIGHT RELATIONSHIPS ARE EVERYTHING – AT WORK AS MUCH AS AT HOME. AND ESPECIALLY IN MATTERS OF MONEY. ERSTE BANK CUSTOMERS ENJOY THE COMPLETE SERVICES OF THEIR PERSONAL RELATIONSHIP MANAGER.

_____ As a financial services provider that is truly service-focused, we provide our customers with excellent individual care. Alongside our technical expertise, we put relationships first. The customer's personal relation-ship manager plays a pivotal role in this approach. As the client's partner in all financial matters, he or she provides support in all situations and life stages. This requires a high level of skill on the part of the relationship manager. Our customer service staff members therefore receive the very best training: At the "s Academy" they are given a thorough grounding in their field, and regular workshops keep these experts conversant with the latest developments in finance.

The right customer service

_____ Our customers handle most simple routine banking transactions themselves, in the ATM vestibules. Through special account packages – "ComfortKonto Complete", for example – we are able to offer very attractive payment services options that match clients' particular needs. With





a multi-account function unique in Austria, our customers can access up to four accounts with one card for maximum convenience.

It is precisely in view of the growing automation of banking that we attach all the more importance to a good personal relationship with customers. Delivering individual advice and service is essential. This requires a meaningful personal rapport between our customer care staff and the people whom they serve. With their dedication to being helpful, employees give customers the experience of receiving all-round, capable and dependable service.

Flexibility of location and timing is imperative in customer service. Whether they bank solely via the Internet or opt for phoning the s ServiceCenter, clients can choose any time of day or night to obtain information, place orders, perform transactions or send messages to their relationship manager.

Banking with a human touch

Our excellent customer service is our core strength. With profound technical competence and personal attention to clients, our customer care staff deliver modern services and needs-specific solutions.

Our customers are happy, and they recommend us. One way in which this was demonstrated was by an effective referral campaign in 2004 that we called "Clients win clients".

Non-stop service

Attractive customer retention programmes are part of our success story. They enhance the connection to and personal relationships with our clients.

For our new generation of customers - particularly teens and post-secondary students - we offer comprehensive packages of products and services geared specifically to their needs and expectations. Using target-group-specific transition strategies aided by an assessment of each client's financial situation, we accompany this customer segment into the next stage of life and thus establish ourselves as our clients' able partner for all things financial.

With a ticketing service, we also assist customers in their cultural activities. Our clients can buy tickets for a variety of cultural events from their customer care representative, over the Internet at www.erstebank.at or by telephone through the s ServiceCenter. About 18,500 tickets were sold in 2004.

Erste Bank's "Women's Investment Club" staged a highly successful series of events on the subject of long-term savings and investment. About 500 people - and not only women - attend each such gathering. Club evenings held at regular intervals feature presentations by well-known experts. The educational part of the programme is followed by entertainment.

Correspondingly, the Men's Investment Club of Erste Bank focuses on investment topics of interest to our male clientele. The club enables like-minded people to get together and learn about new investment ideas. Attractive supporting programmes complete these events.

The integration of these activities into our Customer-Relationship-Management functionalities makes it easy for interested participants to schedule follow-up meetings with their relationship manager on the spot.

Against the backdrop of demographic trends, a subject of growing importance is that of inheritance and estate planning. In the final quarter of 2004 we launched a series of events around this issue; the initial programme examined the tax and legal aspects of inheriting and bequeathing. Given the strong need existing in the market and the widespread interest in this subject area, the series is being continued in 2005.

In the third and fourth quarter of 2004 we stepped up efforts to enrol customers in instalment plans to purchase mutual fund units through regular year-round payments. As a result, last year we boosted sales of such instalment investment plans by about 60%.

Connected to the local community.

Erste Bank and savings banks have over 1,000 locations throughout Austria

FOR STRONG GROWTH YOU NEED STRONG ROOTS.
THE SUCCESS OF ERSTE BANK AND THE SAVINGS BANKS RESTS ON OUR STRONG LOCAL BASE. OUR CUSTOMERS CAN RELY ON INDIVIDUAL, LOCAL SERVICE NOW AND IN THE FUTURE.

Local, national, international

——— Whatever the Austrian region or town, an Erste Bank or savings bank is always close at hand. The service offering of Erste Bank and the savings banks is available to every single customer in Austria, even in small communities. This complete nationwide network and the customer service ethic that goes with it have made us into the most important financial services provider in Central Europe. Our position of strength – in Austria and the extended home market – thus stems from our presence in local communities and closeness to their people.

——— Our outstanding growth would not have been possible without a strong, healthy foundation. Erste Bank and the savings banks fulfil this requirement better than almost any other Austrian enterprise. Established in 1819, over the centuries the bank has become firmly entrenched as a key institution in all regions of the country, with more than 1,000 branches across Austria last year. In the future as well, the local and regional stature of Erste Bank and the savings banks will continue to grow.

Comprehensive, sophisticated, local service

——— In 2004 the service portfolio for our customers in the Austrian regions was further expanded. In addition to classic banking services, our customers have local access to other conveniences as well: For example, entrepreneurs can obtain professional advice nationwide at the GO! new business centres of Erste Bank and the savings banks. Through the 2004 GO! campaign for people starting new businesses that was conducted in all nine Austrian regions, the numerous participants received valuable tips and information for their launch into independence. Using a different channel of communication, more and more people looking for a place to live go to www.wohnquadrat.at, the portal of Erste Bank and the savings banks for building and living space, to find their home in the area of their choice. Searching by district and other criteria, visitors can view more than 40,000 detailed listings.

Similarly, the extensive electronic banking services of Erste Bank and the savings banks, such as netbanking and phonebanking, were used by more customers in 2004 than ever before. Thus, the number of e-banking transactions increased by more than 34% compared to the previous year.

Indispensable partner to local communities

——— In mastering municipal challenges, local governments need strong, reliable partners in the private sector. As a trusted fixture in local communities, Erste Bank and the savings banks know the needs, strengths and weaknesses of their particular area and can provide their municipalities with the right financial services. For example, this can be done via the successful public-private-partnership model (PPP), which permits the funding of costly municipal investments in projects like sewage systems, transport infrastructure and attracting new industry.

——— As an enterprise whose success safeguards many jobs in Austria, we have an aspiration that goes beyond our day-to-day financial business: We want to be a reliable and committed partner to everyone in this country. Erste Bank and the savings banks thus again supported a large number of local projects, one example being Erste Bank's help in financing the restoration of a well-loved Vienna landmark, the Stephansdom (St. Stephen's Cathedral).


ERSTE SPARKASSE

80th anniversary of World Savings Day

Eighty years after the savings banks first instituted World Savings Day, it has lost none of its attraction and popularity. The anniversary of this day in 2004 was an all-out success, with thousands of Austrians visiting the branches of Erste Bank and the savings banks and taking advantage of the special offers for savings available for the occasion. In addition to serving as a teaching tool on the value of saving, World Savings Day also emphasises celebration and fun. With this and other, locally initiated endeavours such as the savings bank school sports league, school events, traffic safety initiatives and cultural and sports programmes, Erste Bank and the savings banks thus also achieve an enduring improvement in people's personal quality of life near home.

Connected beyond borders.
Prospering in our home market of Central Europe

EUROPE HAS DRAWN CLOSER TOGETHER – JUST LIKE THE ERSTE BANK GROUP. THE LEADING FINANCIAL PARTNER IN CENTRAL EUROPE COMBINES THE STRENGTHS OF FIVE BANKS IN ONE GROUP. OUR CUSTOMERS REAP THE BENEFITS EVERY DAY.

Postabank becomes Erste Bank Hungary Rt.

The last ten years will be remembered as a time of social, economic and political metamorphosis in Europe. We have participated in this transformation through our steady expansion in Central Europe. Over the past six years, the Erste Bank Group has grown beyond its original Austrian market to become an international group based in Vienna. The latest high point of our expansion was marked in 2003 by the successful acquisition of Hungary's Postabank.

In 2004 Postabank was then fully integrated into the Erste Bank Group. This created the second largest retail bank in Hungary, and the market leader in lease finance. Even during the merger process, customers were already able to benefit from the wider product range. The joining of the two institutions created a taut, customer-focused organisational structure that ensures rapid decision-making. With market shares in Hungary of about 9% in retail banking and 8% in corporate business, as well as its nation-wide branch network, the bank is exceedingly well placed to continue building on its market position.

Erste Bank Group serves almost 12 million customers

The Erste Bank Group today serves nearly 12 million customers at its more than 2,260 branches in Central Europe. From the Swiss border to the edge of Romania and from the High Tatra mountains to Dubrovnik, the dense financial services network of the Erste Bank Group guarantees all our customers in Austria, the Czech Republic, the Slovak Republic, Hungary and Croatia top-quality service and individually tailored advice.

The priority now is to continue to strengthen the Group's image as a single entity. An important step towards this goal was the corporate design relaunch in 2004 that unified the logos of all banks in the Erste Bank Group. This also had the effect of bringing Erste Bank, the savings banks, Česká spořitelna, Slovenská sporiteľňa, Erste Bank Hungary and Erste Bank Croatia closer together in their visual identity. The responsibility for the Group's strategic direction lies with the Group Steering Committee composed of the Managing Board members of Erste Bank and the CEO's of the Central European subsidiaries, the Steering Committee directs the cooperation of the Group's subsidiaries across the entire geographic region.

Group-Steering-Committee: Jack Stack, Česká spořitelna; Tomislav Vuic, Erste Bank Croatia; Regina Ovesny-Straka, Slovenská sporiteľňa; Peter Kisbenedek, Erste Bank Hungary; Christian Coreth, Erste Bank; Erwin Erasim, Erste Bank; Andreas Treichl, Erste Bank; Franz Hochstrasser, Erste Bank; Reinhard Ortner, Erste Bank; Elisabeth Bleyleben-Koren, Erste Bank



"Bank of the Year"

_____ Our business strategy is validated by success in more than one measure. The Erste Bank Group received numerous awards - such as the prestigious distinction of "Bank of the Year" awarded by The Banker magazine to Česká spořitelna and the "Best Brand" award won by Slovenská sporiteľňa in the Banks category. But the course of expansion which we embarked upon six years ago has also been justified by our competitive accomplishments. For instance, the vast increase in brand and advertising awareness for Erste Bank Croatia, the market leadership of Česká spořitelna in mortgage finance, and the successful integration of Postabank with Erste Bank Hungary that has drawn much favourable international commentary.

_____ Today, with a market capitalisation of about EUR 10 billion, the Erste Bank Group has become one of the largest financial services providers in Central Europe. For our customers this brings significant advantages: a broader product range, advisory services that are optimally tailored to regional requirements in all financial matters, and benefits such as domestic-rate fees on transactions at any Group-owned ATM in the extended home market. With our ambitions in Central Europe, we are helping to make Europe the unified region that it wants to be.

Connected to society.
Sponsoring as an expression of social responsibility

SOME THINGS ARE PRICELESS – YET SOMEONE NEEDS TO PAY FOR THEM. WHETHER HELPING THE SOCIALLY DISADVANTAGED OR SUPPORTING THE ARTS, OTHER CULTURE, SPORTS OR EDUCATION – TO US, SPONSORSHIP IS NOT A COMPULSORY, DULL ROUTINE, BUT AN INTEGRAL PART OF OUR IDENTITY

_____ For Erste Bank's cultural and social involvement in public life, 2004 was in many ways a landmark year. In April, after months of intensive preparation, we launched a single shared platform for the sponsorship activities of the Erste Bank Group. We called it "Kontakt - the Programme for Arts and Civil Society of the Erste Bank Group in Central Europe". Through Kontakt, for the first time we are gathering the many different cultural and social activities of the individual institutions in the Erste Bank Group under one umbrella.

Kontakt – the new sponsorship platform

_____ The aim of the Kontakt programme is to contribute to a common vision of culture in the Central European region. True to our motto "Every relationship is about people", we embrace social responsibility and support activities which foster connections between people and create scope for personal improvement. With this end in mind, "Kontakt - the Programme for Arts and Civil Society of the Erste Bank Group" starts independent initiatives and strikes up partnerships with institutions and artists in Central Europe that work on projects involving contemporary arts and culture, education and social outreach. Thus Kontakt encompasses undertakings as diverse as the film festival in the Czech city of Pilsen, the Bratislava Jazz Days, the partnership with the Vienna Secession, the large Croatian cultural project known as Zagreb Cultural Capital 3000 and the international collaboration with Caritas, the charity.

Kontakt connects what belongs together: Lending a hand to help shape Central Europe

_____ The Erste Bank Group makes its home in a region where economic growth is strong, but where some of the important structures of society are only now emerging. We are very aware of this challenge and feel an obligation to contribute to mastering it. As a leading financial group, we and our partners in the social and cultural spheres want to create new opportunities for cooperation and develop strategies to accomplish the future economic, cultural and socio-political tasks that await in Central Europe. In doing so, we strive to take account of the differences in needs between countries and thus aim to help strengthen the economic and social stability of the "New Europe". This requires the concerted effort of all member institutions of the Erste Bank Group.

_____ In structuring existing projects and selecting future ones, Kontakt's working principles are to support education and research, sponsor cultural infrastructure and collaboration, and develop independent creative strategies.

_____ The Erste Bank Group's art collection is also being refocused under Kontakt; in the future it is to concentrate on acquiring contemporary art from Central Europe.

www.kontakt.erstebankgroup.net

_____ The central communication platform for Kontakt is its website, www.kontakt.erstebankgroup.net. Here, next to a compendium of all sponsorship projects of the Erste Bank Group, visitors find up-to-date information on the arts, culture, education and social issues in Central Europe via an electronic magazine and a calendar of events. An electronic newsletter regularly announces the magazine's latest issue and highlights the most important news from the relevant subject areas.





_____ Projects such as Tranzit were successfully continued. For example, a partnership in Prague with the New York Museum of Modern Art held an internationally regarded symposium titled "Authentic Structures". In Bratislava the arts centre was opened by working with the Soravia Group.

_____ Likewise, Erste Bank's existing partnerships in Austria are acquiring new significance in the context of the Kontakt programme. The Vienna Secession, a renowned artists' association and independent gallery with which we have been working for five years, and Klangforum, a leading ensemble of soloists for contemporary music and our partner for ten years, are cornerstones of our involvement in Austria. Our new partnership with Austria's largest and most successful film festival, the Viennale, has expanded the scope of our cultural activities by adding the medium of film.

_____ Given that the pursuit of the common welfare was a leading historical motivation for the founding of the savings banks, social responsibility is an essential part of the entire Erste Bank Group's identity. This is also expressed in our long-standing partnership with Caritas, which was given a new direction for the future at our joint conference in April 2004 at Melk Abbey under the title of "New Freedom, New Responsibility: Involvement in Europe".

Passionate about sports

_____ Running has essentially become an Austrian national sport. More and more people are discovering that running is good for their health and helps to counter everyday stress. For many of our customers and employees, running has become a way of life whose significance goes far beyond the athletic value of the physical activity itself.

_____ We have been supporting this positive trend in the sport for many years and act as sponsor to a multitude of running events.

_____ Well over 100 such events in Austria have the backing of the Erste Bank Group, from short fun runs all the way to full marathons. The highlight of the Austrian running season is the Vienna City Marathon, which is the most prominent running event in Austria and attracts more than 20,000 athletes of all abilities. It goes without saying that in 2005, we will again be at the starting line of this significant event as its principal sponsor.






Erste Bank Ice Hockey League enjoys growing popularity

_____ The excellent position of the Erste Bank Group can be attributed to our "feel" for opportunity - our ability to spot trends at the right moment and to actually follow them. We were quick to recognise the growth potential of the new EU countries and the rich business opportunities beckoning there and have positioned ourselves very effectively in the new markets.

_____ Just as in the banking world, in the realm of sports sponsorship we recognised, an athletic growth market that was until recently undeniably undervalued: the team sport of ice hockey, which has recently been burgeoning in popularity. Our sponsorship of the Austrian ice hockey league since 2004 has become our first big such commitment in the world of team sports. Thus, in 2004 the Erste Bank Group had a very successful year with the Erste Bank Ice Hockey League and the bank will again act as official sponsor in 2005 at the world championships in Vienna and Innsbruck.

Connected to young people through school sports

_____ For 29 years now Erste Bank and the savings banks have supported the school soccer and volley ball league. That makes this the longest-running sponsorship in Austrian youth sports. With more than 15,000 young participants, the savings banks league is also one of the largest school sports competitions in Austria. Our sponsorship involves, for instance, providing all participating children and teachers with uniforms and equipment.

The savings banks school league's year begins with the new school year. The best team from each Austrian region is determined by the spring and goes on to play for the national title in the Austrian championship.

Communication and staff development.

"EVERY RELATIONSHIP IS ABOUT PEOPLE." MORE THAN JUST A SLOGAN, THIS ADVERTISING MESSAGE IS A CLEAR EXPRESSION OF THE CONNECTEDNESS AND RESPONSIBILITY WHICH THE ERSTE BANK GROUP HAS TO ITS CUSTOMERS AND EMPLOYEES.

_____ A business enterprise is only as good as its staff. Erste Bank *therefore sees it as critically important that all employees know the* Group's corporate goals and targets. This is based on the principle that it is necessary to know and understand these objectives if one is to identify with them. In order to give employees the maximum opportunity to become familiar with these aims and discuss them together, the Managing Board of Erste Bank held a series of roadshows.

_____ A prerequisite for employees' personal success and satisfaction is that they believe in the meaning of what they do. Communicating with staff is thus one of management's main tasks. Management development in the Group centres on fostering strategic leadership.

_____ Another measure for the promotion of good employee-bank relationships is the entrenchment of the "Richard Wollein Charter" (the Group's staff charter). Staff interviews framed within the values enshrined in this charter serve as an important vehicle for agreeing goals with individual employees and accomplishing the desired professional development and job performance.

_____ In order to best harness the performance potential of employees from every age group, Erste Bank has set up a project known as "Lifetime" that responds to the long-term changes in employee age structure arising from demographic trends.

TRAINING AND DEVELOPMENT

_____ In 2004, after a wide-ranging pilot study, the Erste Bank Group put in place innovative learning opportunities. Group employees will soon be offered alternative approaches to learning that will enable them to progress at their own pace to acquire the knowledge they need.

_____ To promote a project-based approach to working in the Erste Bank Group, a common understanding of this organisational style was developed. Alongside concrete opportunities for staff and management to acquire additional qualifications, the requisite framework of staff policies for project-based work was also created.

_____ For the second time, a trainee programme in branch sales was carried out for university graduates from which participants emerge as junior customer care representatives for the customer segments of professionals and SMEs. The programme stresses not just technical theory, but practical learning as well as regular sessions for comparing experiences.

ERSTE BANK IS THE MOST WOMAN-FRIENDLY AND FAMILY-ORIENTED ENTERPRISE IN VIENNA

_____ Erste Bank became the first banking institution to win the top award in the large-company category of the "Deeds Not Words" competition. This recognition was won particularly for the institutional entrenchment of trust-based, self-managed flexible work schedules for all staff, the possibility to arrange part-time work, telework and sabbaticals, and various financial extras such as child benefits, cost allowances and other monetary assistance. The availability of a staff-and-family support service that offers benefits such as parent counselling and finding childcare facilities for staff likewise contributed to the selection of Erste Bank as the first-place choice.

The success of the entire Erste Bank Group is the success of every single employee, because, as Erste Bank believes, "Every relationship is about people."

Publisher and copyright owner: Erste Bank der oesterreichischen Sparkassen AG, Graben 21, A-1010 Vienna
Concept, editing and production: GESCO Gesellschaft für Unternehmenscommunication GmbH
Photography: Wolfgang Zajc **Photo production:** See'ya
Translation into English: Martin Focken

"With the 2004 results, Erste Bank der oesterreichischen Sparkassen AG marks a further milestone in its operational development. Since 1997 we have recorded an improvement in our results and our return on equity every year. We can justifiably point to 2004 as a record result. Erste Bank's consistently strong growth and continuously improving performance in Austria and the Central European markets have been recognised by the financial markets, leading to a market capitalisation which has soared from EUR 2 billion at our IPO to EUR 10 billion."

ANDREAS TREICHL, CHAIRMAN OF THE MANAGING BOARD